Form 10-K, Exhibit 13
BUFFETS INC
filed 1995-03-24
CIK 750274

                       ---------------------------------
                      SELECTED CONSOLIDATED FINANCIAL DATA

--------------------------------------------------------------------------------

                                                                    Year (52-53 Weeks) Ended
                                            -------------------------------------------------------------------------
                                            January 2,    January 1,    December 30,    December 29,    December 28,
                                               1991          1992           1992            1993            1994
                                            -----------   -----------   -------------   -------------   -------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RESTAURANT DATA)
STATEMENT OF EARNINGS DATA:
  Restaurant sales........................  $   145,236   $   196,212   $    247,474    $    334,896    $    409,744
  Restaurant costs........................      123,172       164,418        204,400         276,469         344,382
                                            -----------   -----------   -------------   -------------   -------------
  Restaurant profits......................       22,064        31,794         43,074          58,427          65,362

  Selling, general and administrative
    expenses..............................        9,825        13,633         18,149          25,017          29,362
  Other income............................          852           226            275             370             851
                                            -----------   -----------   -------------   -------------   -------------
  Earnings before income taxes............       13,091        18,387         25,200          33,780          36,851
  Income taxes............................        5,110         7,280          9,980          13,480          14,375
                                            -----------   -----------   -------------   -------------   -------------
  Net earnings............................  $     7,981   $    11,107   $     15,220    $     20,300    $     22,476
                                            -----------   -----------   -------------   -------------   -------------
                                            -----------   -----------   -------------   -------------   -------------
  Net earnings per share..................         $.28          $.38           $.51            $.66            $.71
                                            -----------   -----------   -------------   -------------   -------------
                                            -----------   -----------   -------------   -------------   -------------

  Weighted average common and common
    equivalent shares outstanding.........       28,806        29,252         29,694          30,776          31,576

BALANCE SHEET DATA:
  Property/equipment(net).................  $    49,098   $    66,423   $     94,414    $    130,771    $    183,100
  Total assets............................       60,478        79,952        112,667         159,788         208,526
  Long-term debt..........................        4,000         5,000         12,000              --           7,000
  Stockholders' equity....................       37,616        50,896         69,136         115,911         141,522

RESTAURANT DATA:
  Restaurants opened or acquired during
    period................................           19            20             26              40              34
  Restaurants open (end of period):
    Company-owned.........................           88           108            134             174             208
    Franchised............................            6             6              6               6               6
                                            -----------   -----------   -------------   -------------   -------------
      Total...............................           94           114            140             180             214

  Average weekly sales of Company-owned
    restaurants open during period........  $    37,375   $    39,240   $     40,925    $     42,695    $     42,615

                         ------------------------------

                       ---------------------------------
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS:

  The Company opened its
first restaurant on March
22, 1984. The number of
restaurants operated by the
Company has grown to 208 at
December 28, 1994. Certain
information concerning the
operating results of the
Company is presented in the
table below.

--------------------------------------------------------------------------

                                             Fifty-Two Weeks Ended
                                     -------------------------------------
                                      December     December     December
                                         30,          29,          28,
                                        1992         1993         1994
                                     -----------  -----------  -----------
Restaurant sales...................       100.0%       100.0%       100.0%
                                     -----------  -----------  -----------
Restaurant costs:
  Food costs.......................        35.1         34.3         34.3
  Labor costs......................        26.6         26.4         26.9
  Direct and occupancy costs.......        20.9         21.8         22.8
                                     -----------  -----------  -----------
    Total restaurant costs.........        82.6         82.5         84.0
                                     -----------  -----------  -----------
Restaurant profits.................        17.4         17.5         16.0

Selling, general and administrative
  expenses.........................         7.3          7.5          7.2
Other income.......................          .1           .1           .2
                                     -----------  -----------  -----------
Earnings before income taxes.......        10.2         10.1          9.0
Income taxes.......................         4.0          4.0          3.5
                                     -----------  -----------  -----------
Net earnings.......................         6.2%         6.1%         5.5%
                                     -----------  -----------  -----------
                                     -----------  -----------  -----------
Number of Company-owned restaurants
  open at end of period............         134          174          208

Average weekly sales of Company-
  owned restaurants open during
  period...........................   $  40,925    $  42,695    $  42,615

  Restaurant sales include only sales of restaurants owned by the Company and its subsidiaries. Restaurant costs reflect only direct restaurant operating costs, including food, labor, and direct and occupancy costs. Labor costs include compensation and benefits for both hourly and restaurant management employees. Direct and occupancy costs consist primarily of costs of supplies, maintenance, utilities, rent, real estate taxes, insurance and depreciation. Selling, general and administrative expenses reflect all costs not directly related to the operation of restaurants, consisting primarily of corporate administrative compensation and overhead, district and regional management compensation and related management expenses, advertising and promotional costs and the costs of recruiting, training and supervising restaurant management personnel.

                         ------------------------------

RESTAURANT SALES

  Restaurant sales for 1994 increased $74.8 million or 22.3% over sales in 1993, which in turn had increased by $87.4 million or 35.3% over those achieved in 1992. The increases in revenues during the three years have been mostly due to sales generated by new restaurants and increased revenues in restaurants converted from the traditional "straight line" to the Company's "scatter system". In 1994 the Company opened 34 restaurants, compared with 40 new restaurants in 1993 and 26 in 1992. The Company anticipates opening 35 to 40 new restaurants in 1995. The number of conversions to the "scatter system" were 3, 42 and 13, for 1994, 1993 and 1992, respectively. Thus, out of 208 restaurants open at the end of 1994, 100 had been opened during the three-year period and 58 had been converted from the "straight line" to the "scatter system" format during the period. Of the two remaining "straight line" restaurants, one is scheduled for conversion and the other will be converted when it is relocated in 1995. The Company's price increases have been nominal for the past three years.
  Average weekly sales per restaurant decreased .2% from 1993 to 1994 and increased 4.3% in 1992 and 1993. Comparable sales per restaurant decreased 1.5% from 1993 to 1994. The Company manages its business on average weekly sales, rather than comparable restaurant sales, as the best measure of comparative unit sales performance. In contrast to comparable sales, which would exclude the 38%, 70% and 51%, for 1994, 1993 and 1992 respectively, of the Company's restaurants that had been open (or converted to the "scatter system") for less than two full years at the end of each fiscal year, the average weekly sales statistic reflects the performance of the Company's restaurants, both new and old.
  The Company believes its sales may be slightly seasonal, with a lower percentage of annual sales occurring in most of its current market areas during the winter months.

RESTAURANT COSTS

  As a percentage of restaurant sales, total restaurant costs increased to 84.0% in 1994 from 82.5% in 1993 and 82.6% in 1992. Food costs as a percentage of sales did not change in 1994 from 1993. Food costs as a percentage of sales decreased in 1993 from 1992 due to consolidating purchasing programs to maximize favorable market/commodity conditions and the changing of product mix in the restaurants. Labor costs as a percentage of sales increased .5% to 26.9% in 1994 from 26.4% in 1993, which in turn had decreased from 26.6% in 1992. The increase in labor cost in the past fiscal year was primarily due to increases in management and employee wages as a result of a more competitive labor market and increased training and staffing of hourly employees to better serve the customer. These increases were partially offset by decreases in workers' compensation insurance rates in 1994. The Company is currently significantly increasing training costs for hourly employees to improve customers' dining experience.
  Direct and occupancy costs as a percentage of sales increased to 22.8% in 1994 from 21.8% in 1993 and increased from 20.9% in 1992. The increase in direct and occupancy costs from 1993 to 1994 resulted from an increase in a variety of costs including a $1.5 million charge for the closing of two under-performing restaurants, and an increase of $550,000 in insurance cost. The increase in direct and occupancy costs in 1993 over 1992 resulted principally from increased costs from store remodels and other small increases in various direct costs. The Company's policy of expensing all pre-opening costs when incurred adversely affects restaurant costs and restaurant profits during the periods when new restaurants are developed and opened. However, most restaurants are profitable within the first month after opening.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

  Selling, general and administrative expenses increased $4.3 million but decreased as a percentage of sales to 7.2% in 1994 from 7.5% in 1993. Selling, general and administrative expenses in 1993 had increased $6.9 million, and had increased as a percentage of sales to 7.5% from 7.3% in 1992. The decrease in selling, general and administrative expenses as a percentage of sales for 1994 from 1993 was due primarily to a decrease in management training expenditures to $5.0 million from $5.7 million the prior year. Management training costs were 1.2% of sales in 1994 versus 1.7% of sales in 1993. The Company intends to increase training expenses in 1995 to approximately 1.4% of sales to provide additional management training for current management in addition to training new managers to staff the Company's growing number of restaurants. Advertising costs represented 1.3% of sales during 1994, compared with 1.4% of sales during 1993 and less than 1.1% of sales during 1992.

                         ------------------------------

INCOME TAXES

  Income taxes were 39.0% of earnings before taxes in 1994, 39.9% in 1993 and 39.6% in 1992. The decrease in 1994 resulted from lower effective state income tax rates. On December 31, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes". This statement supersedes Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes". The adoption of SFAS No. 109 had no material effect on the Company's consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's restaurants generate cash immediately through sales. New restaurants are generally profitable shortly after opening. The Company does not have significant assets in the form of trade receivables or inventory, and often receives several weeks of trade credit from food and supply purveyors; therefore, the Company's operations generate substantial amounts of cash which is available to fund new restaurants. The investment of cash flow from operations in restaurant property and equipment results in a "working capital deficit" (current liabilities exceeding current assets) which, to a considerable extent, represents interest-free financing from trade creditors that the Company intends to continue to utilize.
  In fiscal 1994, net cash provided by operating activities increased by $10.2 million to $56.8 million, as compared with $46.6 million in 1993 and $35.1 million in 1992. The increases in net cash provided by operations resulted almost entirely from increases in depreciation and amortization and accounts payable from the addition of 34, 40, and 26 restaurants in 1994, 1993 and 1992 respectively. The increasing number of restaurants also was the primary cause of increases in the various current assets and current liabilities.
  On July 2, 1993, the Company completed the offering of 1,437,500 shares of common stock and received net proceeds of $24.6 million. Following the completion of this offering, the Company used a portion of the net proceeds to repay the balance of $12 million outstanding on its line of credit; the remaining offering proceeds were invested in short-term cash equivalents.
  The Company has a $40 million unsecured revolving line of credit. The Company is required to pay a quarterly commitment fee equal to 1/4 of 1% per annum on the unused balance. At December 28, 1994, the Company had borrowings of $7 million under the line of credit bearing interest at the bank's published reference rate of 8.5% per annum.
  The Company requires significant amounts of capital to fund its growth. During 1995, the Company currently expects to open approximately 35 to 40 new restaurants. The Company expects to spend approximately $55 to $65 million in aggregate on these new restaurants and an additional $15 to $20 million in 1995 for restaurants that are not expected to open until early 1996, depending upon the level of contributions obtained from landlords for leasehold improvements and the number of freestanding Company-owned sites.
  The Company has traditionally grown without purchasing land and constructing its own freestanding restaurants. In order to obtain the optimal locations for expansion during 1994, the Company began obtaining land and building freestanding restaurants. Based on its 1994 experience, the Company anticipates that, as it further pursues the development of freestanding locations, the cost per location and related cash requirements will increase substantially over prior years and these costs will not be offset by landlord contributions that typically have been associated with strip mall locations. The capital expenditure required for a freestanding location can be over 100% greater than for a mall location. The Company estimates that 25% of 1995 new locations will be purchased freestanding units. The Company estimates that another 25% of 1995 locations will be freestanding leased units.
  Sources of capital for these restaurants to be opened in 1995 and early 1996 are anticipated to be funds provided by operations, credit received from trade suppliers, landlord contributions to leasehold improvements, and current bank financing. The Company believes that these sources will be adequate to finance operations and the additional restaurants included in the Company's restaurant development plans for 1995 and early 1996. However, in order to remain prepared for further significant growth in future years, the Company will continue to evaluate its financing needs and seek additional funding if appropriate. The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender. The Board of Directors intends to retain earnings for the foreseeable future for use in the expansion of the Company's business.

                         ------------------------------

EXTERNAL FACTORS AFFECTING FUTURE PERFORMANCE

  The primary inflationary factors affecting the Company's operations are food and labor costs. A large number of the Company's non-management restaurant personnel are paid at or near the minimum wage level and, accordingly, changes in minimum wage rates affect the Company's labor costs. The cost impact of possible federal health care reform legislation and the Company's ability to recover such cost increases in the form of higher prices is not determinable at this time. Relatively few employees qualify for medical benefits under the Company's current benefit plans.
  The Company does not have any post-employment, retirement, or welfare benefits; therefore, Statements of Financial Accounting Standards No. 106 and No. 112 have no impact on the consolidated financial statements.

SHAREHOLDERS' SUIT

  The Company and certain of its directors and executive officers have been named as defendants in a consolidated amended class action complaint (the "complaint") brought on behalf of a putative class of all purchasers of Common Stock of the Company from October 26, 1993 through October 25, 1994 (the "class period"). The complaint alleges that the defendants made misrepresentations and omissions of material fact during the class period with respect to the Company's operations and restaurant development activities, as a result of which the price of the Company's stock allegedly was artificially inflated during the class period. The complaint further alleges that certain defendants made sales of Common Stock of the Company during the class period while in possession of material undisclosed information about the Company's operations and restaurant development activities. The complaint alleges that the defendants' conduct violated the Securities Exchange Act of 1934 and seeks compensatory damages in an unspecified amount, prejudgment interest and an award of attorneys fees, costs and expenses. Management of the Company believes that the action is without merit and intends to defend it vigorously. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that while the outcome may have a material effect on earnings in a particular period, the outcome should not have a material effect on the financial condition of the Company.

BUSINESS ACQUISITIONS AND INVESTMENTS

  On February 4, 1994, the Company acquired the remaining 10% minority interest in Texas Buffets, Inc.'s outstanding common stock in exchange for 3,585 shares of the Company's common stock with a market value of $100,000 and the cancellation of a receivable of $55,000 due to the Company from the minority shareholder.
  On May 13, 1992, the Company acquired the 20% minority interest in Southland Buffets, Inc.'s outstanding common stock in exchange for 55,161 shares of the Company's common stock with a market value of $1.7 million and the cancellation of a receivable of $314,000 due to the Company from the minority shareholder.

                         ------------------------------

                       ---------------------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS

--------------------------------------------------------------------------------

                                                                      Fifty-Two Weeks Ended
                                                         ------------------------------------------------
                                                          December 30,     December 29,     December 28,
                                                              1992             1993             1994
                                                         --------------   --------------   --------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

RESTAURANT SALES.......................................  $    247,474     $    334,896     $    409,744

RESTAURANT COSTS:
  Food costs...........................................        86,775          114,927          140,689
  Labor costs..........................................        65,853           88,523          110,165
  Direct and occupancy costs...........................        51,772           73,019           93,528
                                                         --------------   --------------   --------------
RESTAURANT PROFITS.....................................        43,074           58,427           65,362
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...........        18,149           25,017           29,362
                                                         --------------   --------------   --------------
                                                               24,925           33,410           36,000
OTHER INCOME (EXPENSE):
  Franchise fees and royalties.........................           375              393              430
  Interest income......................................            89              236              507
  Interest expense.....................................           (40)            (170)             (12)
  Other................................................          (149)             (89)             (74)
                                                         --------------   --------------   --------------
                                                                  275              370              851
                                                         --------------   --------------   --------------
EARNINGS BEFORE INCOME TAXES...........................        25,200           33,780           36,851

INCOME TAXES (NOTE E)..................................         9,980           13,480           14,375
                                                         --------------   --------------   --------------
NET EARNINGS...........................................  $     15,220     $     20,300     $     22,476
                                                         --------------   --------------   --------------
                                                         --------------   --------------   --------------

NET EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE.....................................          $.51             $.66             $.71
                                                         --------------   --------------   --------------
                                                         --------------   --------------   --------------
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING........................        29,694           30,776           31,576
                                                         --------------   --------------   --------------
                                                         --------------   --------------   --------------

See notes to consolidated financial statements.

                         ------------------------------

                       ---------------------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                                         December 29,    December 28,
                                                             1993            1994
                                                         -------------   -------------
                                                                (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................  $     12,193    $      6,822
  Receivable from landlords............................         4,947           4,291
  Inventory............................................         1,848           2,438
  Notes receivable.....................................           173             133
  Other current assets.................................         1,071           1,587
  Deferred income taxes (NOTE E).......................         4,023           5,249
                                                         -------------   -------------
    TOTAL CURRENT ASSETS...............................        24,255          20,520
                                                         -------------   -------------
PROPERTY AND EQUIPMENT:
  Land.................................................                         3,936
  Building.............................................                         8,013
  Equipment............................................       109,500         141,261
  Leasehold improvements...............................        69,143          95,852
                                                         -------------   -------------
                                                              178,643         249,062
  Less accumulated depreciation and amortization.......        47,872          65,962
                                                         -------------   -------------
                                                              130,771         183,100
GOODWILL, net of accumulated amortization of $828 and
  $1,046 respectively..................................         4,537           4,319
OTHER ASSETS...........................................           225             587
                                                         -------------   -------------
                                                         $    159,788    $    208,526
                                                         -------------   -------------
                                                         -------------   -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.....................................  $     14,427    $     21,757
  Accrued payroll and related benefits.................         8,242          10,308
  Accrued rents........................................         5,790           7,685
  Accrued sales taxes..................................         1,430           1,998
  Other accrued expenses...............................         3,650           6,584
  Income taxes.........................................           651             356
                                                         -------------   -------------
    TOTAL CURRENT LIABILITIES..........................        34,190          48,688

LONG-TERM DEBT (NOTE B)................................                         7,000
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES.........           565             544
DEFERRED INCOME TAXES (NOTE E).........................         9,122          10,772
COMMITMENTS AND CONTINGENCIES (NOTE D)
STOCKHOLDERS' EQUITY (NOTE C):
  Preferred stock, $.01 par value; authorized 5,000
    shares; none issued and outstanding
  Common stock, $.01 par value; authorized 60,000
    shares; issued and outstanding
    30,665 and 30,939 shares, respectively.............           307             309
  Additional paid-in capital...........................        46,025          49,158
  Retained earnings....................................        69,579          92,055
                                                         -------------   -------------
    TOTAL STOCKHOLDERS' EQUITY.........................       115,911         141,522
                                                         -------------   -------------
                                                         $    159,788    $    208,526
                                                         -------------   -------------
                                                         -------------   -------------

See notes to consolidated financial statements.

                         ------------------------------

                       ---------------------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                      Additional
                                            Common      Paid-In     Retained
                                             Stock      Capital     Earnings      Total
                                            -------   -----------   ---------   ---------
                                                           (IN THOUSANDS)

BALANCES, January 1, 1992.................  $  288    $   16,549    $  34,059   $  50,896
  Net earnings............................                             15,220      15,220
  Common stock issued under employees'
    stock option plans....................                   803                      803
  Tax benefit from early disposition of
    common stock issued under employees'
    stock option plans (NOTE E)...........                   493                      493
  Common stock issued for acquisition of
    Southland Buffets, Inc................       2         1,722                    1,724
                                            -------   -----------   ---------   ---------

BALANCES, December 30, 1992...............     290        19,567       49,279      69,136
  Net earnings............................                             20,300      20,300
  Common stock issued under employees'
    stock option plans....................       3         1,118                    1,121
  Tax benefit from early disposition of
    common stock issued under employees'
    stock option plans (NOTE E)...........                   770                      770
  Sale of common stock less related
    expenses of $213......................      14        24,570                   24,584
                                            -------   -----------   ---------   ---------

BALANCES, December 29, 1993...............     307        46,025       69,579     115,911
  Net earnings............................                             22,476      22,476
  Common stock issued under employees'
    stock option plans....................       2         1,943                    1,945
  Tax benefit from early disposition of
    common stock issued under employees'
    stock option plans (NOTE E)...........                 1,090                    1,090
  Common stock issued for acquisition of
    Texas Buffets, Inc....................                   100                      100
                                            -------   -----------   ---------   ---------

BALANCES, December 28, 1994...............  $  309    $   49,158    $  92,055   $ 141,522
                                            -------   -----------   ---------   ---------
                                            -------   -----------   ---------   ---------

See notes to consolidated financial statements.

                         ------------------------------

                       ---------------------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                         Fifty-Two Weeks Ended
                                            ------------------------------------------------
                                             December 30,     December 29,     December 28,
                                                 1992             1993             1994
                                            --------------   --------------   --------------
                                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings............................  $     15,220     $     20,300     $     22,476
  Adjustments to reconcile net earnings to
    net cash provided by operating
    activities:
    Depreciation and amortization.........        11,324           15,629           19,673
    Tax benefit from early disposition of
      common stock........................           493              770            1,090
    Deferred income taxes.................           680              804              424
    Changes in assets and liabilities net
      of acquisitions:
      Inventory...........................          (375)            (322)            (590)
      Other current assets................           693             (409)            (531)
      Refundable income taxes.............           120
      Other assets........................           239               86             (289)
      Accounts payable....................         1,327            4,407            7,330
      Accrued payroll and related
        benefits..........................         2,201            2,188            2,066
      Other accrued expenses..............         2,621            3,001            5,397
      Income taxes currently payable......           521              130             (295)
                                            --------------   --------------   --------------
        Total adjustments.................        19,844           26,284           34,275
                                            --------------   --------------   --------------
        Net cash provided by operating
          activities......................        35,064           46,584           56,751

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................       (44,514)         (59,729)         (79,072)
  Cash received from landlords............         3,707            6,727            8,005
  Purchase of Evergreen Buffets Inc.......          (200)
                                            --------------   --------------   --------------
        Net cash used in investing
          activities......................       (41,007)         (53,002)         (71,067)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of employee stock
    options...............................           803            1,121            1,945
  Payments of long-term debt..............                        (12,000)
  Borrowings under long-term debt.........         7,000                             7,000
  Proceeds from stock offering less
    related expenses of $213..............                         24,584
                                            --------------   --------------   --------------
        Net cash provided by financing
          activities......................         7,803           13,705            8,945
                                            --------------   --------------   --------------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS..............................         1,860            7,287           (5,371)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
 YEAR.....................................         3,046            4,906           12,193
                                            --------------   --------------   --------------
CASH AND CASH EQUIVALENTS AT END OF
 YEAR.....................................  $      4,906     $     12,193     $      6,822
                                            --------------   --------------   --------------
                                            --------------   --------------   --------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
Business acquisitions (NOTE F)
Cash paid during the year for:
  Interest (net of capitalized interest of
    $110, $170, and $63 in 1992, 1993, and
    1994, respectively)...................  $         12     $        207     $          1
  Income taxes............................         8,166           11,776           13,156

See notes to consolidated financial statements.

                         ------------------------------

                       ---------------------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 1992 (52 WEEKS),
DECEMBER 29, 1993 (52 WEEKS) AND DECEMBER 28, 1994 (52 WEEKS)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS:

  Buffets, Inc. and subsidiaries (the Company) owns and operates a chain of buffet restaurants under the name of Old Country Buffet and Country Buffet. The Company had 208 Company-owned restaurants and 6 franchised restaurants operating as of December 28, 1994. In addition to initial franchise fees, franchisees pay royalties based on gross sales.

CONSOLIDATION:

  The consolidated financial statements include the accounts of Buffets, Inc., its majority-owned subsidiary, Evergreen Buffets Inc. (Evergreen) and its subsidiaries OCB Restaurant Co., OCB Realty Co., OCB Purchasing Co., OCB Property Co. All significant intercompany transactions have been eliminated.

FISCAL YEAR:

  The Company's fiscal year, which ends on the Wednesday nearest December 31, is comprised of fifty-two or fifty-three weeks divided into four periods of sixteen, twelve, twelve and twelve or thirteen weeks, respectively. The fiscal years ended December 30, 1992, December 29, 1993 and December 28, 1994 were fifty-two week years.

RECEIVABLES FROM LANDLORDS:

  The portions of costs for leasehold improvements remaining to be reimbursed by landlords at year end are recorded as receivables.

INVENTORIES:

  Inventories, which consist primarily of food, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT:

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Equipment is depreciated over estimated useful lives, ranging from three to ten years.
  Leasehold improvements are amortized over the terms of the related leases, generally ten to twenty-five years. Buildings are depreciated over estimated useful lives, generally 39 1/2 years.

GOODWILL:

  Goodwill is amortized on a straight-line basis over twenty-three to twenty-five years.

                       ---------------------------------

NET EARNINGS PER SHARE:

  Net earnings per common and common equivalent share are computed on the basis of the weighted average number of common shares outstanding during each year adjusted for incremental shares assumed issued on the exercise of stock options. Earnings per share assuming full dilution would be substantially the same.

PRE-OPENING COSTS:

  Costs incurred in connection with the opening of new restaurants are expensed as incurred.

CASH EQUIVALENTS:

  The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

POST EMPLOYMENT AND POSTRETIREMENT BENEFITS:

  The Company does not provide post-employment or postretirement benefits.

INCOME TAXES:

  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" in 1993. Under SFAS No. 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

B. DEBT

  The Company has a $40 million unsecured revolving line of credit which expires April 30, 1997. On May 1, 1997, providing no default or event of default has occurred and is continuing, the line of credit is convertible, at the Company's option, to a three year term loan, maturing on April 30, 2000. Among other things, pursuant to the agreement with the lender, the Company is required to maintain specified levels of net worth, is limited in net capital expenditures to $80 million in 1995, is required to meet various financial performance criteria, and is restricted from declaring or paying cash dividends to shareholders without the lender's approval. As of December 28, 1994, the Company had borrowings of $7 million under the line of credit bearing interest at the bank's published reference rate of 8.5% per annum. Quarterly, the Company is required to pay a commitment fee equal to 1/4 of 1% per annum on the unused balance of the revolving line of credit.

  Letters of credit are issued by the Company during the ordinary course of business through a major domestic bank as required by certain insurance policies. As of December 28, 1994 and December 29, 1993 the Company had outstanding letters of credit for $4.9 million and $1.9 million respectively.

C. STOCKHOLDERS' EQUITY

AUTHORIZED SHARES:

  The Company has 65 million authorized shares, consisting of 5 million shares of preferred stock with rights and preferences to be established by the Board of Directors and 60 million shares of common stock.

STOCK SPLITS:

  On May 28, 1993 the Company effected a two-for-one stock split. All common share, common per share, and dollar amounts in the consolidated financial statements have been restated to give retroactive effect to the stock split.

                       ---------------------------------

STOCK OPTIONS:

  Under the Company's 1985 and 1988 Stock Option Plans (the Plans), 5.3 million shares were reserved for future grants. The stock options generally become exercisable in 20% increments on five anniversary dates after the date of grant.

  Changes in outstanding stock options under the Plans since 1992 were as follows:

                                                                                      Average      Options
                                                                                       price     outstanding
                                                                                    -----------  -----------
Balance at January 1, 1992........................................................   $    8.22    1,958,208
  Granted.........................................................................       15.25      614,000
  Cancelled.......................................................................        9.58     (254,436)
  Exercised.......................................................................        5.10     (157,324)
                                                                                                 -----------
Balance at December 30, 1992......................................................       10.29    2,160,448
  Granted.........................................................................       16.50    1,161,150
  Cancelled.......................................................................       13.68     (261,200)
  Exercised.......................................................................        6.88     (178,204)
                                                                                                 -----------
Balance at December 29, 1993......................................................       12.70    2,882,194
  Granted.........................................................................       19.46      707,700
  Cancelled.......................................................................       16.33     (443,240)
  Exercised.......................................................................        7.58     (270,810)
                                                                                                 -----------
Balance at December 28, 1994......................................................   $   14.27    2,875,844
                                                                                    -----------  -----------
                                                                                    -----------  -----------
Exercisable at December 28, 1994..................................................   $   11.55    1,033,510
                                                                                    -----------  -----------
                                                                                    -----------  -----------

  The options granted under the Plans are exercisable at not less than 100% of the fair market value ($.3951 to $24.6250) as of the dates of grant. Options for the remaining 1,842,334 shares that were not exercisable as of December 28, 1994, will become exercisable through 1999. As of December 28, 1994, there were 279,348 shares available for future grants under the Plans.

D. COMMITMENTS AND CONTINGENCIES

COMMITMENTS:

  The Company conducts most of its operations from leased restaurant facilities, all of which are classified as operating leases. The following is a schedule of future minimum rental payments required under noncancelable operating leases as of December 28, 1994 (in thousands):

1995.......................................................................  $  21,903
1996.......................................................................     22,953
1997.......................................................................     23,214
1998.......................................................................     23,380
1999.......................................................................     23,784
Thereafter.................................................................    198,013
                                                                             ---------
                                                                             $ 313,247
                                                                             ---------
                                                                             ---------

                       ---------------------------------

  Certain of these leases require additional rent based on a percentage of net sales and may require additional payments for real estate taxes and common area maintenance on the properties. Many of these leases also contain renewal options.

  Rent expense was as follows (in thousands):

                                                Fifty-Two Weeks Ended
                                     -------------------------------------------
                                     December 30,   December 29,   December 28,
                                         1992           1993           1994
                                     -------------  -------------  -------------
Minimum rents......................    $  11,432      $  15,634      $  19,276
Percentage rents...................          962          1,281          1,410
                                     -------------  -------------  -------------
                                       $  12,394      $  16,915      $  20,686
                                     -------------  -------------  -------------
                                     -------------  -------------  -------------

CONTINGENCIES:

  The Company is involved in various legal actions arising in the normal course of business. Management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

  The Company and certain of its directors and executive officers have been named as defendants in a consolidated amended class action complaint (the "complaint") brought on behalf of a putative class of all purchasers of Common Stock of the Company from October 26, 1993 through October 25, 1994 (the "class period"). The complaint alleges that the defendants made misrepresentations and omissions of material fact during the class period with respect to the Company's operations and restaurant development activities, as a result of which the price of the Company's stock allegedly was artificially inflated during the class period. The complaint further alleges that certain defendants made sales of Common Stock of the Company during the class period while in possession of material undisclosed information about the Company's operations and restaurant development activities. The complaint alleges that the defendants' conduct violated the Securities Exchange Act of 1934 and seeks compensatory damages in an unspecified amount, prejudgment interest and an award of attorneys fees, costs and expenses. Management of the Company believes that the action is without merit and intends to defend it vigorously. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that while the outcome may have a material effect on earnings in a particular period, the outcome should not have a material effect on the financial condition of the Company.

                       ---------------------------------

E. INCOME TAXES

  The provision for income taxes consists of the following (in thousands):

                                                                     Fifty-Two Weeks Ended
                                                          -------------------------------------------
                                                          December 30,   December 29,   December 28,
                                                              1992           1993           1994
                                                          -------------  -------------  -------------
Federal:
  Current...............................................    $   7,145      $   9,716      $  10,639
  Deferred..............................................          552            684            354
                                                               ------    -------------  -------------
                                                                7,697         10,400         10,993
State:
  Current...............................................        1,662          2,190          2,222
  Deferred..............................................          128            120             70
                                                               ------    -------------  -------------
                                                                1,790          2,310          2,292
Tax benefit from early disposition of common stock......          493            770          1,090
                                                               ------    -------------  -------------
                                                            $   9,980      $  13,480      $  14,375
                                                               ------    -------------  -------------
                                                               ------    -------------  -------------

  Deferred income taxes are provided to record the income tax effect of temporary differences that occur when transactions are reported in one period for financial purposes and in another period for tax purposes. The tax effect of the temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                           December 29, 1993       December 28, 1994
                                                         ----------------------  ----------------------
                                                          Current    Long Term    Current    Long Term
                                                          Assets     Liability    Assets     Liability
                                                         ---------  -----------  ---------  -----------
Depreciation...........................................              $   9,122               $  10,772
Deferred rent..........................................  $   1,750               $   2,400
Self-insurance reserve.................................        808                   1,062
Accrued workers' compensation..........................      1,131                   1,391
Accrued vacation.......................................        327                     393
Other..................................................          7                       3
                                                         ---------  -----------  ---------  -----------
                                                         $   4,023   $   9,122   $   5,249   $  10,772
                                                         ---------  -----------  ---------  -----------
                                                         ---------  -----------  ---------  -----------

  The following is a reconciliation of the expected ordinary federal income tax (at statutory rates) to the actual income tax provided (in thousands):

                                                                     Fifty-Two Weeks Ended
                                                          -------------------------------------------
                                                          December 30,   December 29,   December 28,
                                                              1992           1993           1994
                                                          -------------  -------------  -------------
Expected ordinary federal income tax....................    $   8,568      $  11,824      $  12,898
State income taxes, net of federal tax benefit..........        1,213          1,689          1,490
General business credits................................         (118)          (265)          (527)
Other...................................................          317            232            514
                                                               ------    -------------  -------------
                                                            $   9,980      $  13,480      $  14,375
                                                               ------    -------------  -------------
                                                               ------    -------------  -------------

                       ---------------------------------

  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective December 31, 1992. This Statement supersedes Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes". There was no significant cumulative effect of adopting SFAS No. 109 on the Company's consolidated financial statements as of December 30, 1992 or on earnings for the year ended December 29, 1993.

F. SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

  The acquisition of the minority interest in Southland Buffets, Inc. during 1992 and Texas Buffets, Inc. in 1994 involved the following non-cash items (in thousands):

                                               Southland     Texas
                                              -----------  ---------
Goodwill....................................   $   1,066
Non-compete.................................         250
Minority interest...........................         722   $     155
Cancellation of receivable..................        (314)        (55)
Common shares issued........................      (1,724)       (100)
                                              -----------  ---------
                                               $       0   $       0
                                              -----------  ---------
                                              -----------  ---------

G. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                        Year (52 Weeks) Ended December 28, 1994
                                                      --------------------------------------------
                                                        First      Second      Third      Fourth
                                                       Quarter     Quarter    Quarter     Quarter
                                                      ----------  ---------  ----------  ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Restaurant sales....................................  $  112,488  $  98,922  $  100,512  $  97,822
Restaurant profits..................................      18,053     18,790      17,084     11,435
Earnings before income taxes........................      10,044     11,560       9,833      5,414
Net earnings........................................  $    6,024  $   6,944  $    6,098  $   3,410
                                                      ----------  ---------  ----------  ---------
                                                      ----------  ---------  ----------  ---------
Net earnings per share..............................        $.19       $.22        $.19       $.11
                                                      ----------  ---------  ----------  ---------
                                                      ----------  ---------  ----------  ---------
Weighted average common and common equivalent
  shares............................................      31,994     31,603      31,510     31,157
                                                      ----------  ---------  ----------  ---------
                                                      ----------  ---------  ----------  ---------

                                                          Year (52 Weeks) Ended December 29, 1993
                                                         ------------------------------------------
                                                           First     Second      Third     Fourth
                                                          Quarter    Quarter    Quarter    Quarter
                                                         ---------  ---------  ---------  ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Restaurant sales.......................................  $  88,426  $  77,686  $  84,998  $  83,786
Restaurant profits.....................................     14,369     14,443     15,518     14,097
Earnings before income taxes...........................      7,574      8,497      9,654      8,055
Net earnings...........................................  $   4,559  $   5,142  $   5,648  $   4,951
                                                         ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------
Net earnings per share.................................       $.15       $.17       $.18       $.16
                                                         ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------
Weighted average common and common equivalent shares...     29,770     30,238     31,570     31,860
                                                         ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------

                       ---------------------------------

                       ---------------------------------
                          INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Buffets, Inc.

  We have audited the accompanying consolidated balance sheets of Buffets, Inc. and subsidiaries (the Company) as of December 29, 1993 and December 28, 1994 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years (52 weeks) in the period ended December 28, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buffets, Inc. and subsidiaries as of December 29, 1993 and December 28, 1994 and the results of their operations and their cash flows for each of the three years (52 weeks) in the period ended December 28, 1994 in conformity with generally accepted accounting principles.
  As discussed in Note E to the consolidated financial statements, effective December 31, 1992 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

/s/ Deloitte & Touche, LLP

Minneapolis, Minnesota
February 10, 1995

                       ---------------------------------
                               STOCK INFORMATION

MARKET FOR THE COMPANY'S
COMMON STOCK AND RELATED
STOCKHOLDER MATTERS

  The Company's common stock trades on The Nasdaq Stock Market under the symbol "BOCB". As of March 14, 1995, the approximate number of holders of the Company's common stock was 11,342, based upon the number of record holders and an estimate of individual participants in security position listings.
  The following table sets forth the range of high and low closing sale prices reported on The Nasdaq Stock Market for the period from January 1, 1993 to the end of the calendar year corresponding to the fiscal year covered by this report. The amounts represent prices between dealers in securities, without adjustments for retail markups, markdowns or commissions. Stock prices have been retroactively restated to give effect to the two-for-one stock split effected in 1993.

                             High        Low
                           ---------  ---------
Calendar 1993
  First Quarter..........  $  17 3/8  $  13 1/4
  Second Quarter.........     20 1/4     13 3/4
  Third Quarter..........     22 1/2     17 1/2
  Fourth Quarter.........     26 1/4     20 1/4
Calendar 1994
  First Quarter..........  $  27 1/2  $  21 1/2
  Second Quarter.........     24 1/2         16
  Third Quarter..........     21 3/4         15
  Fourth Quarter.........     16 3/4      7 7/8

  The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender. The Board of Directors intends to retain earnings for the foreseeable future for use in the expansion of the Company's business.

                         ------------------------------