Form 10-K, Exhibit 13
period 1996-01-03
BUFFETS INC
filed 1996-03-27
CIK 750274

                              --------------------
                      SELECTED CONSOLIDATED FINANCIAL DATA



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Year (52-53 Weeks) Ended
                                                             ----------------------------------------------------------------------
                                                             January 1,    December 30,   December 29,   December 28,    January 3,
                                                                1992           1992           1993           1994          1996(1)
                                                             ----------    ------------   ------------   ------------    ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RESTAURANT DATA)

STATEMENT OF EARNINGS DATA:
  Restaurant sales . . . . . . . . . . . . . . . . . . . .    $196,212       $247,474       $334,896       $409,744       $509,928
  Restaurant costs . . . . . . . . . . . . . . . . . . . .     164,418        204,400        276,469        344,382        439,814
                                                              --------       --------       --------       --------       --------
  Restaurant profits . . . . . . . . . . . . . . . . . . .      31,794         43,074         58,427         65,362         70,114
  Selling, general and administrative expenses . . . . . .      13,633         18,149         25,017         29,362         27,309
  Other income . . . . . . . . . . . . . . . . . . . . . .         226            275            370            851            477
                                                              --------       --------       --------       --------       --------
  Earnings before income taxes . . . . . . . . . . . . . .      18,387         25,200         33,780         36,851         43,282
  Income taxes . . . . . . . . . . . . . . . . . . . . . .       7,280          9,980         13,480         14,375         16,450
                                                              --------       --------       --------       --------       --------
  Net earnings . . . . . . . . . . . . . . . . . . . . . .    $ 11,107       $ 15,220       $ 20,300       $ 22,476       $ 26,832
                                                              --------       --------       --------       --------       --------
                                                              --------       --------       --------       --------       --------
  Net earnings per share . . . . . . . . . . . . . . . . .        $.38           $.51           $.66           $.71           $.86
                                                              --------       --------       --------       --------       --------
                                                              --------       --------       --------       --------       --------

  Weighted average common and common equivalent
    shares outstanding . . . . . . . . . . . . . . . . . .      29,252         29,694         30,776         31,576         31,312

BALANCE SHEET DATA:
  Property/equipment (net) . . . . . . . . . . . . . . . .    $ 66,423       $ 94,414       $130,771       $183,100       $220,627
  Total assets . . . . . . . . . . . . . . . . . . . . . .      79,952        112,667        159,788        208,526        255,907
  Long-term debt . . . . . . . . . . . . . . . . . . . . .       5,000         12,000             --          7,000         14,000
  Stockholders' equity . . . . . . . . . . . . . . . . . .      50,896         69,136        115,911        141,522        171,928

RESTAURANT DATA:
  Restaurants opened or acquired during period . . . . . .          20             26             40             34             38
  Restaurants closed or relocated during period. . . . . .                                                                      (3)
  Restaurants open (end of period):
    Company-owned. . . . . . . . . . . . . . . . . . . . .         108            134            174            208            243
    Franchised . . . . . . . . . . . . . . . . . . . . . .           6              6              6              6              6
                                                              --------       --------       --------       --------       --------
      Total. . . . . . . . . . . . . . . . . . . . . . . .         114            140            180            214            249

  Average weekly sales of Company-owned restaurants
    open during period . . . . . . . . . . . . . . . . . .    $ 39,240       $ 40,925       $ 42,695       $ 42,615       $ 42,223

(1) The Company's fiscal year consisted of 53 weeks



                              --------------------
                                        4

                              --------------------
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS:

     The Company opened its first restaurant on March 22, 1984. The number of restaurants owned by the Company has grown to 243 at January 3, 1996. Certain information concerning the operating results of the Company is presented in the table below.

---------------------------------------------------------------------------------------------
                                                     Fifty-Two      Fifty-Two     Fifty-Three
                                                    Weeks Ended    Weeks Ended    Weeks Ended
                                                    December 29,   December 28,    January 3,
                                                        1993           1994           1996
                                                    ----------     ----------     ---------
Restaurant sales . . . . . . . . . . . . . .             100.0%         100.0%         100.0%
                                                       -------        -------        -------
Restaurant costs:
  Food costs . . . . . . . . . . . . . . . .              34.3           34.3           35.2
  Labor costs. . . . . . . . . . . . . . . .              26.4           26.9           27.7
  Direct and occupancy costs . . . . . . . .              21.8           22.8           23.3
                                                       -------        -------        -------
      Total restaurant costs . . . . . . . .              82.5           84.0           86.2
                                                       -------        -------        -------
Restaurant profits . . . . . . . . . . . . .              17.5           16.0           13.8

Selling, general and administrative
  expenses . . . . . . . . . . . . . . . . .               7.5            7.2            5.4
Other income . . . . . . . . . . . . . . . .                .1             .2             .1
                                                       -------        -------        -------
Earnings before income taxes . . . . . . . .              10.1            9.0            8.5
Income taxes . . . . . . . . . . . . . . . .               4.0            3.5            3.2
                                                       -------        -------        -------
Net earnings . . . . . . . . . . . . . . . .               6.1%           5.5%           5.3%
                                                       -------        -------        -------
                                                       -------        -------        -------
Number of Company-owned
  restaurants open at end of period. . . . .               174            208            243

Average weekly sales of Company-
  owned restaurants open during period . . .           $42,695        $42,615        $42,223


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


                              --------------------
                                        5

RESTAURANT SALES

     Restaurant sales for 1995 increased $100.2 million or 24.5% over sales in 1994, which in turn had increased by $74.8 million or 22.3% over those achieved in 1993. The increases in revenues during the three years have been mostly due to sales generated by new restaurants and additionally in 1994 due to increased revenues in restaurants converted from the traditional "straight line" to the Company's "scatter system". In 1995, the Company opened 38 restaurants, compared with 34 new restaurants in 1994 and 40 in 1993. In 1995, the Company closed two underperforming restaurants and closed one for relocation. The Company anticipates opening 35 to 40 new restaurants in 1996. The number of conversions to the "scatter system" were one, three and 42, for 1995, 1994 and 1993, respectively. Thus, out of 243 restaurants open at the end of 1995, 112 had been opened during the three-year period and 46 had been converted from the "straight line" to the "scatter system" format during the period. In addition, in 1995 19 restaurants were remodeled to add bakeries or to freshen the decor. The Company's price increases have been nominal for the past three years.

     Average weekly sales per restaurant decreased .9% from 1994 to 1995 and decreased .2% from 1993 to 1994. Comparable sales per restaurant decreased 1.7% from 1994 to 1995 and decreased 1.5% from 1993 to 1994. The Company manages its business on average weekly sales, rather than comparable restaurant sales, as the best measure of comparative unit sales performance. In contrast to comparable sales, which would exclude the 40%, 38% and 70% for 1995, 1994 and 1993, respectively, of the Company's restaurants that had been open (or converted to the scatter system or remodeled) for less than two full years at the end of each fiscal year, the average weekly sales statistic reflects the performance of the Company's restaurants, both new and old.

     Sales are seasonal, with a lower percentage of annual sales occurring in most of its current market areas during the winter months.

RESTAURANT COSTS

     As a percentage of restaurant sales, total restaurant costs increased to 86.2% in 1995 from 84.0% in 1994 and 82.5% in 1993. Food costs as a percentage of sales increased in 1995 from 1994 due to general food cost increases, an increase in the number of items offered and menu changes. Food costs as a percentage of sales did not change in 1994 from 1993. Labor costs as a percentage of sales increased .8% to 27.7% in 1995 from 26.9% in 1994, which in turn had increased from 26.4% in 1993. The increase in labor costs in the past two fiscal years was primarily due to increases in management and employee wages as a result of a more competitive labor market and increased training and staffing of hourly and management employees to better serve the customer. These increases were partially offset by decreases in workers' compensation insurance rates in 1995 and 1994. During 1995, the Company increased training costs for hourly employees to improve customers' dining experience. Direct and occupancy costs as a percentage of sales were 23.3%, 22.8% and 21.8% in 1995, 1994 and 1993, respectively. The increase in direct and occupancy costs from 1994 to 1995 was due to a charge of $1.4 million for the anticipated closing of one restaurant and small increases in numerous operating expense categories. The increase in direct and occupancy costs from 1993 to 1994 resulted from an increase in a variety of costs including a $1.5 million charge for the closing of two under-performing restaurants and an increase of $550,000 in insurance cost. The Company's policy of expensing all pre-opening costs when incurred adversely affects restaurant costs and restaurant profits during the periods when new restaurants are developed and opened. However, most restaurants are profitable within the first month after opening.

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses decreased $2.1 million and decreased as a percentage of sales to 5.4% in 1995 from 7.2% in 1994. Selling, general and administrative expenses in 1994 increased $4.3 million, but decreased as a percentage of sales to 7.2% from 7.5% in 1993. The decrease in selling, general and administrative costs in 1995 from 1994 was due to holding the number of managers relatively constant, increased productivity and tight cost controls over all areas, especially travel costs. The decrease in selling, general and administrative expenses as a percentage of sales for 1994 from 1993 was due primarily to a decrease in management training expenditures to $5.0 million from $5.7 million the prior year. Management training costs were 1.0% of sales in 1995 versus 1.2% of sales in 1994. Advertising costs represented .9% of sales during 1995, compared with 1.3% of sales during 1994 and 1.4% of sales during 1993.

INCOME TAXES

     Income taxes were 38.0% of earnings before taxes in 1995, 39.0% in 1994 and 39.9% in 1993. The decreases in 1995 and 1994 resulted from lower effective state income tax rates.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's restaurants generate cash immediately through sales. New restaurants are generally profitable shortly after opening. The Company does not have significant assets in the form of trade receivables or inventory, and often receives several weeks of trade credit from food and supply purveyors; therefore, the Company's operations generate substantial amounts of cash which is available to fund new restaurants. The investment of cash flow from operations in restaurant property and


                              --------------------
                                        6
equipment results in a "working capital deficit" (current liabilities exceeding current assets) which, to a considerable extent, represents interest-free financing from trade creditors that the Company intends to continue to utilize.

     In fiscal 1995, net cash provided by operating activities increased by $.9 million to $57.7 million, as compared with $56.8 million in 1994 and $46.6 million in 1993. The increase in net cash provided by operations resulted from increases in depreciation and amortization and accounts payable from the addition of 38, 34, and 40 restaurants in 1995, 1994 and 1993, respectively. The increasing number of restaurants was the primary factor resulting in increases in the various current assets and current liabilities.

     Cash flows used in investing activities total $60.1 million, $71.1 million and $53.0 million for fiscal 1995, 1994 and 1993, respectively, consisting of capital expenditures primarily for new restaurants, restaurants acquired or remodeling of existing restaurants offset by cash received from landlords.

     Cash flows provided by financing activities have been $9.0 million, $8.9 million and $13.7 million for fiscal 1995, 1994 and 1993, respectively. Cash flows provided by financing activities in 1995 consisted of $2.0 million from the exercise of employee stock options and $7.0 million from long-term debt borrowings. Cash flows provided by financing activities in 1994 consisted of $1.9 million from the exercise of employee stock options and $7.0 million from long-term debt borrowings. Cash flows provided by financing activities in 1993 consisted of $1.1 million from the exercise of employee stock options and net proceeds of $24.6 million from the sale of 1,437,500 shares of common stock offset by a $12.0 million payment of long-term debt.

     The Company has a $40 million unsecured revolving line of credit. The Company is required to pay a quarterly commitment fee equal to 1/4 of 1% per annum on the unused balance. At January 3, 1996, the Company had borrowings of $14 million under the line of credit bearing interest rates ranging from 6.9% to 8.5%.

     The Company requires significant amounts of capital to fund its growth. During 1996, the Company expects to open approximately 35 to 40 new restaurants. The Company expects to spend approximately $38 to $50 million in aggregate on these new restaurants and an additional $5 to $10 million in 1996 for restaurants that are not expected to open until early 1997, depending upon the level of contributions obtained from landlords for leasehold improvements and the number of acquisitions of freestanding Company owned sites.

     The Company has traditionally grown without purchasing land and constructing its own freestanding restaurants. In order to obtain the optimal locations for expansion during 1994, the Company began acquiring land and building freestanding restaurants. Based on prior years' experience, the Company anticipates that, if it further pursues the development of freestanding locations, the cost per location and related cash requirements will increase substantially over prior years and such costs will not be offset by landlord contributions that typically have been associated with strip mall locations. The capital expenditure required for a freestanding location can be over 100% greater than for a mall location. The Company will carefully evaluate any additional freestanding locations to determine if it will be able to generate an acceptable return on investment. The Company estimates that less than 10% of 1996 new locations will be freestanding units built and owned by the Company. The Company estimates that another 25% of 1996 locations will be freestanding leased units.

     Sources of capital for restaurants to be opened in 1996 and early 1997 are anticipated to be funds provided by operations, credit received from trade suppliers, landlord contributions to leasehold improvements and current bank financing. The Company believes that these sources will be adequate to finance operations and the additional restaurants included in the Company's restaurant development plans for 1996 and early 1997. However, in order to remain prepared for further significant growth in future years, the Company will continue to evaluate its financing needs and seek additional funding if appropriate. The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender. The Board of Directors intends to retain earnings for the foreseeable future for use in the expansion of the Company's business.

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

SHAREHOLDERS SUIT

     The Company and certain of its directors and executive officers have been named as defendants in a Second Amended Consolidated Class Action Complaint (the "complaint") brought on behalf of a putative class of all purchasers of common stock of the Company from October 26, 1993 through


                              --------------------
                                        7

October 25, 1994 (the "class period") in the United States District Court for the District of Minnesota.

     The complaint alleges that the defendants made misrepresentations and omissions of material fact during the class period with respect to the Company's operations and restaurant development activities, as a result of which the price of the Company's stock allegedly was artificially inflated during the class period. The complaint further alleges that certain defendants made sales of Common Stock of the Company during the class period while in possession of material undisclosed information about the Company's operations and restaurant development activities. The complaint alleges that the defendants' conduct violated the Securities Exchange Act of 1934 and seeks compensatory damages in an unspecified amount, prejudgment interest, and an award of attorneys fees, costs and expenses. The defendants have moved to dismiss the complaint, but the matter has not yet been heard. Management of the Company believes that the action is without merit and intends to defend it vigorously. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that while the outcome may have a material effect on earnings in a particular period, the outcome should not have a material effect on the financial condition of the Company.

BUSINESS ACQUISITIONS AND INVESTMENTS

     On December 18, 1995, the Company acquired the remaining 10% minority interest in the outstanding common stock of Evergreen Buffets, Inc., a majority owned subsidiary of the Company, in exchange for 92,991 shares of the Company's common stock with a market value of $1,267,000 and the cancellation of a receivable of $83,000 due to the Company from the minority shareholder.

     On February 4, 1994, the Company acquired the remaining 10% minority interest in the outstanding common stock of Texas Buffets, Inc., also a majority owned subsidiary of the Company, in exchange for 3,585 shares of the Company's common stock with a market value of $100,000 and the cancellation of a receivable of $55,000 due to the Company from the minority shareholder.

ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which will be effective for financial statements for fiscal years beginning after December 15, 1995. The statement requires that such long-lived assets used by the entity be reviewed for impairment whenever the carrying amount of an asset may not be recoverable. The Company has determined that the carrying amounts of its long-lived assets and intangibles at January 3, 1996 are recoverable through expected cash flows from the use of such assets. The Company does not currently expect this new standard to have a significant impact on future earnings based on the Company's history of closing or relocating only three restaurants out of 246 locations over the past ten years.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires adoption of specified disclosure provisions no later than fiscal years beginning after December 15, 1995 and adoption of certain recognition and measurement provisions for nonemployee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

     Pursuant to the new standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies also are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to financial statements pro forma net income and earnings per share as if the company had applied the new method of accounting.

     The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption. The Company has not yet determined if it will elect to change to the fair value method for employee stock based transactions, nor has it determined the effect the new standard would have on net income and earnings per share should it elect to make such a change. Adoption of the new standard would have no effect on the Company's cash flows.

FORWARD-LOOKING INFORMATION

     The discussion in this Annual Report contains forward-looking statements that involve risks and uncertainties, and actual results could differ materially from these expectations. In addition to those discussed herein, the factors that could cause actual results to differ materially from such expectations include, but are not limited to, the following: general economic conditions; competitive factors; being able to open new restaurants; food supply costs; weather factors; and the risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1996. The ability of the Company to open new restaurants depends on a number of factors, including its ability to find suitable locations and negotiate acceptable leases and land purchases, its ability to attract and retain a sufficient number of qualified restaurant managers and the availability of capital.


                              --------------------
                                        8

                              --------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS

-----------------------------------------------------------------------------------------------------------
                                                                   Fifty-Two      Fifty-Two     Fifty-Three
                                                                  Weeks Ended    Weeks Ended    Weeks Ended
                                                                  December 29,   December 28,    January 3,
                                                                     1993           1994           1996
                                                                  ------------   ------------   -----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

RESTAURANT SALES . . . . . . . . . . . . . . . . . . . . . .       $334,896       $409,744       $509,928

RESTAURANT COSTS:
  Food costs . . . . . . . . . . . . . . . . . . . . . . . .        114,927        140,689        179,758
  Labor costs. . . . . . . . . . . . . . . . . . . . . . . .         88,523        110,165        141,400
  Direct and occupancy costs . . . . . . . . . . . . . . . .         73,019         93,528        118,656
                                                                   --------       --------       --------
    Total restaurant costs . . . . . . . . . . . . . . . . .        276,469        344,382        439,814
                                                                   --------       --------       --------
RESTAURANT PROFITS . . . . . . . . . . . . . . . . . . . . .         58,427         65,362         70,114
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES . . . . . . . .         25,017         29,362         27,309
                                                                   --------       --------       --------
                                                                     33,410         36,000         42,805
OTHER INCOME (EXPENSE):
  Franchise fees and royalties . . . . . . . . . . . . . . .            393            430            474
  Interest income. . . . . . . . . . . . . . . . . . . . . .            236            507            166
  Interest expense . . . . . . . . . . . . . . . . . . . . .           (170)           (12)          (100)
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . .            (89)           (74)           (63)
                                                                   --------       --------       --------
                                                                        370            851            477
                                                                   --------       --------       --------
EARNINGS BEFORE INCOME TAXES . . . . . . . . . . . . . . . .         33,780         36,851         43,282

INCOME TAXES (NOTE E). . . . . . . . . . . . . . . . . . . .         13,480         14,375         16,450
                                                                   --------       --------       --------
NET EARNINGS . . . . . . . . . . . . . . . . . . . . . . . .       $ 20,300       $ 22,476       $ 26,832
                                                                   --------       --------       --------
                                                                   --------       --------       --------
NET EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE . . . . . . . . . . . . . . . . . . . . .           $.66           $.71           $.86
                                                                   --------       --------       --------
                                                                   --------       --------       --------
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING. . . . . . . . . . . . . . .         30,776         31,576         31,312
                                                                   --------       --------       --------
                                                                   --------       --------       --------


See notes to consolidated financial statements.


                              --------------------
                                        9

                              --------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------
                                                                  December 28,    January 3,
                                                                     1994           1996
                                                                  ------------    ----------
                                                                        (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . . . . . . . . . . . .       $  6,822       $ 13,375
  Receivable from landlords. . . . . . . . . . . . . . . . .          4,291          2,028
  Inventory. . . . . . . . . . . . . . . . . . . . . . . . .          2,438          3,044
  Notes receivable . . . . . . . . . . . . . . . . . . . . .            133             11
  Prepaid rents. . . . . . . . . . . . . . . . . . . . . . .                         1,950
  Other current assets . . . . . . . . . . . . . . . . . . .          1,587          1,435
  Refundable income taxes. . . . . . . . . . . . . . . . . .                         1,829
  Deferred income taxes (NOTE E) . . . . . . . . . . . . . .          5,249          5,723
                                                                   --------       --------
    TOTAL CURRENT ASSETS . . . . . . . . . . . . . . . . . .         20,520         29,395
                                                                   --------       --------
PROPERTY AND EQUIPMENT:
  Land . . . . . . . . . . . . . . . . . . . . . . . . . . .          3,936          8,135
  Building . . . . . . . . . . . . . . . . . . . . . . . . .          8,013         13,221
  Equipment. . . . . . . . . . . . . . . . . . . . . . . . .        141,261        164,371
  Leasehold improvements . . . . . . . . . . . . . . . . . .         95,852        122,125
                                                                   --------       --------
                                                                    249,062        307,852
  Less accumulated depreciation and amortization . . . . . .         65,962         87,225
                                                                   --------       --------
                                                                    183,100        220,627
GOODWILL, net of accumulated amortization of
  $1,046 and $1,274 respectively . . . . . . . . . . . . . .          4,319          5,365
OTHER ASSETS . . . . . . . . . . . . . . . . . . . . . . . .            587            520
                                                                   --------       --------
                                                                   $208,526       $255,907
                                                                   --------       --------
                                                                   --------       --------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable . . . . . . . . . . . . . . . . . . . . .       $ 21,757       $ 24,375
  Accrued payroll and related benefits . . . . . . . . . . .         10,308         12,602
  Accrued rents. . . . . . . . . . . . . . . . . . . . . . .          7,685          9,306
  Accrued sales taxes. . . . . . . . . . . . . . . . . . . .          1,998          2,463
  Other accrued expenses . . . . . . . . . . . . . . . . . .          6,584          8,656
  Income taxes . . . . . . . . . . . . . . . . . . . . . . .            356
                                                                   --------       --------
    TOTAL CURRENT LIABILITIES. . . . . . . . . . . . . . . .         48,688         57,402

LONG-TERM DEBT (NOTE B). . . . . . . . . . . . . . . . . . .          7,000         14,000
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES . . . . . . .            544
DEFERRED INCOME. . . . . . . . . . . . . . . . . . . . . . .                           598
DEFERRED INCOME TAXES (NOTE E) . . . . . . . . . . . . . . .         10,772         11,979
COMMITMENTS AND CONTINGENCIES (NOTE D)
STOCKHOLDERS' EQUITY (NOTE C):
  Preferred stock, $.01 par value; authorized 5,000 shares;
   none issued and outstanding
  Common stock, $.01 par value; authorized 60,000 shares;
   issued and outstanding 30,939 and 31,282 shares,
   respectively. . . . . . . . . . . . . . . . . . . . . . .            309            313
  Additional paid-in capital . . . . . . . . . . . . . . . .         49,158         52,728
  Retained earnings. . . . . . . . . . . . . . . . . . . . .         92,055        118,887
                                                                   --------       --------
    TOTAL STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . . . .    141,522        171,928
                                                                   --------       --------
                                                                   $208,526       $255,907
                                                                   --------       --------
                                                                   --------       --------

See notes to consolidated financial statements.


                              --------------------
                                       10

                              --------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

---------------------------------------------------------------------------------------------------------------------------------
                                                                                           Additional
                                                                                Common       Paid-In       Retained
                                                                                Stock        Capital       Earnings         Total
                                                                                ------     ----------      --------       --------
                                                                                                 (IN THOUSANDS)

BALANCES, December 30, 1992. . . . . . . . . . . . . . . . . . . . . .           $290        $19,567       $ 49,279       $ 69,136
  Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .                                       20,300         20,300
  Common stock issued under employees' stock option plans. . . . . . .              3          1,118                         1,121
  Tax benefit from early disposition of common stock issued
    under employees' stock option plans (NOTE E) . . . . . . . . . . .                           770                           770
  Sale of common stock less related expenses of $213 . . . . . . . . .             14         24,570                        24,584
                                                                                 ----        -------       --------       --------
BALANCES, December 29, 1993. . . . . . . . . . . . . . . . . . . . . .            307         46,025         69,579        115,911
  Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .                                       22,476         22,476
  Common stock issued under employees' stock option plans. . . . . . .              2          1,943                         1,945
  Tax benefit from early disposition of common stock issued
    under employees' stock option plans (NOTE E) . . . . . . . . . . .                         1,090                         1,090
  Common stock issued for acquisition of Texas Buffets, Inc. . . . . .                           100                           100
                                                                                 ----        -------       --------       --------
BALANCES, December 28, 1994. . . . . . . . . . . . . . . . . . . . . .            309         49,158         92,055        141,522
  Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .                                       26,832         26,832
  Common stock issued under employees' stock option plans. . . . . . .              3          1,996                         1,999
  Tax benefit from early disposition of common stock issued
    under employees' stock option plans (NOTE E) . . . . . . . . . . .                           308                           308
  Common stock issued for acquisition of Evergreen Buffets, Inc. . . .              1          1,266                         1,267
                                                                                 ----        -------       --------       --------
BALANCES, January 3, 1996. . . . . . . . . . . . . . . . . . . . . . .           $313        $52,728       $118,887       $171,928
                                                                                 ----        -------       --------       --------
                                                                                 ----        -------       --------       --------


See notes to consolidated financial statements.


                              --------------------
                                       11

                              --------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------
                                                                        Fifty-Two      Fifty-Two     Fifty-Three
                                                                       Weeks Ended    Weeks Ended    Weeks Ended
                                                                       December 29,   December 28,    January 3,
                                                                           1993          1994           1996
                                                                       ------------   ------------   -----------
                                                                                   (IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings . . . . . . . . . . . . . . . . . . . . . . . . .         $20,300        $22,476        $26,832
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Depreciation and amortization. . . . . . . . . . . . . . . .          15,629         19,673         25,198
    Tax benefit from early disposition of common stock . . . . .             770          1,090            308
    Deferred income. . . . . . . . . . . . . . . . . . . . . . .                                           598
    Deferred income taxes. . . . . . . . . . . . . . . . . . . .             804            424            733
    Changes in assets and liabilities net of acquisitions:
      Inventory. . . . . . . . . . . . . . . . . . . . . . . . .            (322)          (590)          (606)
      Other current assets . . . . . . . . . . . . . . . . . . .            (409)          (531)        (1,759)
      Refundable income taxes. . . . . . . . . . . . . . . . . .                                        (1,829)
      Other assets . . . . . . . . . . . . . . . . . . . . . . .              86           (289)          (501)
      Accounts payable . . . . . . . . . . . . . . . . . . . . .           4,407          7,330          2,618
      Accrued payroll and related benefits . . . . . . . . . . .           2,188          2,066          2,294
      Other accrued expenses . . . . . . . . . . . . . . . . . .           3,001          5,397          4,158
      Income taxes currently payable . . . . . . . . . . . . . .             130           (295)          (356)
                                                                         -------        -------        -------
         Total adjustments . . . . . . . . . . . . . . . . . . .          26,284         34,275         30,856
                                                                         -------        -------        -------
         Net cash provided by operating activities . . . . . . .          46,584         56,751         57,688

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures . . . . . . . . . . . . . . . . . . . . .         (59,729)       (79,072)       (65,645)
  Cash received from landlords . . . . . . . . . . . . . . . . .           6,727          8,005          5,511
                                                                         -------        -------        -------
        Net cash used in investing activities. . . . . . . . . .         (53,002)       (71,067)       (60,134)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of employee stock options . . . . . . .           1,121          1,945          1,999
  Payments of long-term debt . . . . . . . . . . . . . . . . . .         (12,000)
  Borrowings under long-term debt. . . . . . . . . . . . . . . .                          7,000          7,000
  Proceeds from stock offering less related expenses of $213 . .          24,584
                                                                         -------        -------        -------
        Net cash provided by financing activities. . . . . . . .          13,705          8,945          8,999
                                                                         -------        -------        -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS . . . . . .           7,287         (5,371)         6,553

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR . . . . . . . . .           4,906         12,193          6,822
                                                                         -------        -------        -------
CASH AND CASH EQUIVALENTS AT END OF YEAR . . . . . . . . . . . .         $12,193        $ 6,822        $13,375
                                                                         -------        -------        -------
                                                                         -------        -------        -------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Business acquisitions (NOTE F)
Cash paid during the year for:
  Interest (net of capitalized interest of $170, $63,
  and $317 in 1993, 1994, and 1995, respectively). . . . . . . .         $   207        $     1        $    91
  Income taxes . . . . . . . . . . . . . . . . . . . . . . . . .          11,776         13,156         17,594

See notes to consolidated financial statements.


                              --------------------
                                       12

                              --------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



YEARS ENDED DECEMBER 29, 1993 (52 WEEKS),
DECEMBER 28, 1994 (52 WEEKS) AND JANUARY 3, 1996 (53 WEEKS)

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS:

     Buffets, Inc. and subsidiaries (the Company) owns and operates a chain of buffet restaurants under the name of Old Country Buffet and Country Buffet. The Company had 243 Company-owned restaurants and 6 franchised restaurants operating as of January 3, 1996. In addition to initial franchise fees, franchisees pay royalties based on gross sales.

CONSOLIDATION:

     The consolidated financial statements include the accounts of Buffets, Inc., and its subsidiaries Evergreen Buffets Inc. (Evergreen), OCB Restaurant Co., OCB Realty Co., OCB Purchasing Co. and OCB Property Co. All significant intercompany transactions have been eliminated.

FISCAL YEAR:

     The Company's fiscal year, which ends on the Wednesday nearest December 31, is comprised of fifty-two or fifty-three weeks divided into four periods of sixteen, twelve, twelve and twelve or thirteen weeks, respectively. The fiscal years ended December 29, 1993 and December 28, 1994 were fifty-two week years and the fiscal year ended January 3, 1996 was a fifty-three week year.

CASH EQUIVALENTS:

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The fair value of cash equivalents approximates the carrying value because of their short-term maturity.

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

GOODWILL:

     Goodwill is amortized on a straight-line basis over primarily twenty-five years. The Company periodically evaluates the carrying value of goodwill based upon undiscounted future cash flows.

DEFERRED INCOME:

     Deferred income represents a payment received from a vendor as part of an agreement to use the vendor's products exclusively for three years, maintenance allotment and training sponsorship.


                              --------------------
                                       13

PRE-OPENING COSTS:

     Costs incurred in connection with the opening of new restaurants are expensed as incurred.

POST-EMPLOYMENT AND POST-RETIREMENT BENEFITS:

     The Company does not provide post-employment or post-retirement benefits.

LABOR:

     The Company is currently experiencing a labor market that is becoming more competitive. This, combined with possible legislation requiring health insurance for all employees, could cause significant increases in labor costs in the future.

INCOME TAXES:

     The Company utilizes Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

USE OF ESTIMATES:

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET EARNINGS PER SHARE:

     Net earnings per common and common equivalent share are computed on the basis of the weighted average number of common shares outstanding during each year adjusted for incremental shares assumed issued on the exercise of stock options. Earnings per share assuming full dilution would be substantially the same.

B.  DEBT

     The Company has a $40 million unsecured revolving line of credit which expires June 30, 1998. On July 1, 1998, providing no default or event of default has occurred and is continuing, the line of credit is convertible, at the Company's option, to a three year term loan, maturing on July 1, 2001. Among other things, pursuant to the agreement with the lender, the Company is required to maintain specified levels of net worth, is limited in net capital expenditures to $85 million in 1996, is required to meet various financial performance criteria, and is restricted from declaring or paying cash dividends to shareholders without the lender's approval. As of January 3, 1996, the Company had borrowings of $14 million under the line of credit bearing interest rates ranging from 6.9% to 8.5%. Quarterly, the Company is required to pay a commitment fee equal to 1/4 of 1% per annum on the unused balance of the revolving line of credit. The fair value of the debt is estimated at its carrying value based upon the floating nature of interest rates, the three year term and current rates available to the Company.

     Letters of credit are issued by the Company during the ordinary course of business through a major domestic bank as required by certain insurance policies. As of January 3, 1996 and December 28, 1994 the Company had outstanding letters of credit for $4.2 million and $4.9 million, respectively.

C.  STOCKHOLDERS' EQUITY

AUTHORIZED SHARES:

     The Company has 65 million authorized shares, consisting of 5 million shares of preferred stock with rights and preferences to be established by the Board of Directors and 60 million shares of common stock.

SHAREHOLDER PREFERRED STOCK PURCHASE RIGHTS IN THE EVENT OF A CHANGE OF CONTROL:

     During 1995, the Company adopted a shareholder rights plan and distributed to its shareholders one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group acquires beneficial ownership of 20% or more of the Company's outstanding


                              --------------------
                                       14
common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 20% or more of the Company's outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of a new Series A Junior Participating Preferred Share (consisting of 600,000 shares, par value $.01 per share) at an exercise price of $65, subject to adjustment. If a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then current exercise price of the right, that number of shares of the Company's common stock having a market value of two times the exercise price of the right, subject to certain possible adjustments. In addition, if the Company is acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the then current exercise price of the right, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 20% or more of the Company's outstanding common stock and prior to an acquisition by any person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for common stock of the Company (or equivalent securities) at an exchange ratio per right equal to the result obtained by dividing the exercise price of a right by the current per share market price of the Company's common stock, subject to adjustment. The Company may redeem the rights at $.01 per right, subject to adjustment, at any time prior to an acquisition by a person or group of 20% or more of the Company's outstanding common stock and -- unless there has been a change in control of the Company's Board -- during the 20-day period thereafter (subject to possible extension). The rights expire on November 13, 2005, unless extended or earlier redeemed or exchanged by the Company.

STOCK OPTIONS:

     Under the Company's 1985, 1988 and 1995 Stock Option Plans (the Plans), 6.3 million shares were reserved for future grants. The stock options generally become exercisable in 20% increments on five anniversary dates after the date of grant. The 1985 Stock Option Plan expired in 1995. Under the 1995 Stock Option Plan, 1.0 million shares were reserved for future grants. No previously issued options have been repriced.

     Changes in outstanding stock options under the Plans since 1993 were as follows:


                                                     Average       Options
                                                      Price      Outstanding
                                                     -------     -----------

Balance at December 30, 1992 . . . . . . . .          $10.29      2,160,448
  Granted. . . . . . . . . . . . . . . . . .           16.50      1,161,150
  Cancelled. . . . . . . . . . . . . . . . .           13.68       (261,200)
  Exercised. . . . . . . . . . . . . . . . .            6.88       (178,204)
                                                                  ---------
Balance at December 29, 1993 . . . . . . . .           12.70      2,882,194
  Granted. . . . . . . . . . . . . . . . . .           19.46        707,700
  Cancelled. . . . . . . . . . . . . . . . .           16.33       (443,240)
  Exercised. . . . . . . . . . . . . . . . .            7.58       (270,810)
                                                                  ---------
Balance at December 28, 1994 . . . . . . . .           14.27      2,875,844
  Granted. . . . . . . . . . . . . . . . . .           11.62        684,200
  Cancelled. . . . . . . . . . . . . . . . .           15.28       (773,336)
  Exercised. . . . . . . . . . . . . . . . .            8.04       (250,798)
                                                                  ---------
Balance at January 3, 1996 . . . . . . . . .          $13.84      2,535,910
                                                      ------      ---------
                                                      ------      ---------
Exercisable at January 3, 1996 . . . . . . .          $12.74      1,070,010
                                                      ------      ---------
                                                      ------      ---------


     The options granted under the Plans are exercisable at not less than 100% of the fair market value ($2.3526 to $24.6250) as of the dates of grant. Options for the remaining 1,465,900 shares that were not exercisable as of January 3, 1996, will become exercisable through 2000. As of January 3, 1996, there were 1,368,484 shares available for future grants under the Plans.


                              --------------------
                                       15

D.  COMMITMENTS AND CONTINGENCIES

COMMITMENTS:

     The Company conducts most of its operations from leased restaurant facilities, all of which are classified as operating leases. The following is a schedule of future minimum rental payments required under noncancelable operating leases as of January 3, 1996 (in thousands):

1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 24,738
1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . .         25,640
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . .         25,835
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . .         26,256
2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . .         26,514
Thereafter . . . . . . . . . . . . . . . . . . . . . . . . .        204,594
                                                                   --------
                                                                   $333,577
                                                                   --------
                                                                   --------


     Certain of these leases require additional rent based on a percentage of net sales and may require additional payments for real estate taxes and common area maintenance on the properties. Many of these leases also contain renewal options exercisable at the election of the Company.

     Rent expense was as follows (in thousands):

                                                         Fifty-Two      Fifty-Two     Fifty-Three
                                                        Weeks Ended    Weeks Ended    Weeks Ended
                                                        December 29,   December 28,    January 3,
                                                            1993           1994           1996
                                                        ------------   ------------   -----------
Minimum rents. . . . . . . . . . . . . . . . . . .        $15,634        $19,276        $23,495
Percentage rents . . . . . . . . . . . . . . . . .          1,281          1,410          1,392
                                                          -------        -------        -------
                                                          $16,915        $20,686        $24,887
                                                          -------        -------        -------
                                                          -------        -------        -------


CONTINGENCIES:

     The Company is involved in various legal actions arising in the normal course of business. Management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

     The Company and certain of its directors and executive officers have been named as defendants in a Second Amended Consolidated Class Action Complaint (the "complaint") brought on behalf of a putative class of all purchasers of Common Stock of the Company from October 26, 1993 through October 25, 1994 (the "class period") in the United States District Court for the District of Minnesota.

     The complaint alleges that the defendants made misrepresentations and omissions of material fact during the class period with respect to the Company's operations and restaurant development activities, as a result of which the price of the Company's stock allegedly was artificially inflated during the class period. The complaint further alleges that certain defendants made sales of Common Stock of the Company during the class period while in possession of material undisclosed information about the Company's operations and restaurant development activities. The complaint alleges that the defendants' conduct violated the Securities Exchange Act of 1934 and seeks compensatory damages in an unspecified amount, prejudgement interest, and an award of attorneys fees, costs and expenses. The defendents have moved to dismiss the complaint, but the motion has not yet been heard. Management of the Company believes that the action is without merit and intends to defend it vigorously. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that while the outcome may have a material effect on earnings in a particular period, the outcome should not have a material effect on the financial condition of the Company.


                              --------------------
                                       16

E.  INCOME TAXES

     The provision for income taxes consists of the following (in thousands):


                                                         Fifty-Two         Fifty-Two       Fifty-Three
                                                        Weeks Ended       Weeks Ended      Weeks Ended
                                                        December 29,      December 28,      January 3,
                                                            1993              1994              1996
                                                        ------------      ------------     -----------
Federal:
    Current. . . . . . . . . . . . . . . . . . . .        $ 9,716            $10,639          $13,459
    Deferred . . . . . . . . . . . . . . . . . . .            684                354              640
                                                          -------            -------          -------
                                                           10,400             10,993           14,099
State:
    Current. . . . . . . . . . . . . . . . . . . .          2,190              2,222            1,950
    Deferred . . . . . . . . . . . . . . . . . . .            120                 70               93
                                                          -------            -------          -------
                                                            2,310              2,292            2,043
Tax benefit from early disposition of
    common stock . . . . . . . . . . . . . . . . .            770              1,090              308
                                                          -------            -------          -------
                                                          $13,480            $14,375          $16,450
                                                          -------            -------          -------
                                                          -------            -------          -------


     Deferred income taxes are provided to record the income tax effect of temporary differences that occur when transactions are reported in one period for financial statement purposes and in another period for tax purposes. The tax effect of the temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):


                                                        December 28, 1994              January 3, 1996
                                                     -----------------------       -----------------------
                                                     Current       Long-Term       Current       Long-Term
                                                      Assets       Liability        Assets       Liability
                                                     -------       ---------       -------       ---------
Depreciation . . . . . . . . . . . . . . . .                        $10,772                       $11,979
Deferred rent. . . . . . . . . . . . . . . .          $2,400                        $2,984
Self-insurance reserve . . . . . . . . . . .           1,062                         1,454
Accrued workers' compensation. . . . . . . .           1,391                         1,161
Accrued vacation . . . . . . . . . . . . . .             393                           124
Other. . . . . . . . . . . . . . . . . . . .               3
                                                      ------        -------         ------        -------
                                                      $5,249        $10,772         $5,723        $11,979
                                                      ------        -------         ------        -------
                                                      ------        -------         ------        -------


     The following is a reconciliation of the expected ordinary federal income tax (at statutory rates) to the actual income tax provided (in thousands):


                                                         Fifty-Two         Fifty-Two       Fifty-Three
                                                        Weeks Ended       Weeks Ended      Weeks Ended
                                                        December 29,      December 28,      January 3,
                                                            1993              1994             1996
                                                        ------------      ------------     -----------
Expected ordinary federal income tax . . . . . . .        $11,824            $12,898          $15,149
State income taxes, net of federal tax benefit . .          1,689              1,490            1,328
General business credits . . . . . . . . . . . . .           (265)              (527)            (337)
Other. . . . . . . . . . . . . . . . . . . . . . .            232                514              310
                                                          -------            -------          -------
                                                          $13,480            $14,375          $16,450
                                                          -------            -------          -------
                                                          -------            -------          -------


                              --------------------
                                       17

F.  SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     On December 18, 1995, the Company acquired the remaining 10% minority interest in Evergreen in exchange for 92,991 shares of the Company's common stock with a market value of $1,267,000. On February 4, 1994, the Company acquired the remaining 10% minority interest in Texas Buffets, Inc. (Texas) in exchange for 3,585 shares of the Company's common stock with a market value of $100,000. The acquisition of the minority interest in Texas in 1994 and Evergreen in 1995 involved the following non-cash items (in thousands):

                                                Texas     Evergreen
                                                -----     ---------
Goodwill . . . . . . . . . . . . . . . .                  $   693
Minority interest. . . . . . . . . . . .        $ 155         657
Cancellation of receivable . . . . . . .          (55)        (83)
Common shares issued . . . . . . . . . .         (100)     (1,267)
                                                -----     -------
                                                $   0     $     0
                                                -----     -------
                                                -----     -------



G.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                            Year (53 Weeks) Ended January 3, 1996
                                                    -----------------------------------------------------
                                                      First         Second         Third          Fourth
                                                     Quarter       Quarter        Quarter        Quarter
                                                    ---------      --------       --------       --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Restaurant sales . . . . . . . . . . . . . .        $142,090       $119,282       $125,053       $123,503
Restaurant profits . . . . . . . . . . . . .          19,130         17,981         18,279         14,724
Earnings before income taxes . . . . . . . .          10,982         12,213         10,828          9,259
Net earnings . . . . . . . . . . . . . . . .        $  6,809       $  7,571       $  6,715       $  5,737
                                                    --------       --------       --------       --------
                                                    --------       --------       --------       --------
Net earnings per share . . . . . . . . . . .            $.22           $.24           $.21           $.19
                                                    --------       --------       --------       --------
                                                    --------       --------       --------       --------
Weighted average common and common
  equivalent shares. . . . . . . . . . . . .          31,156         31,331         31,404         31,410


                                                           Year (52 Weeks) Ended December 28, 1994
                                                    -----------------------------------------------------
                                                     First           Second         Third          Fourth
                                                    Quarter         Quarter        Quarter        Quarter
                                                    --------       --------       --------       --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Restaurant sales . . . . . . . . . . . . . .        $112,488       $ 98,922       $100,512       $ 97,822
Restaurant profits . . . . . . . . . . . . .          18,053         18,790         17,084         11,435
Earnings before income taxes . . . . . . . .          10,044         11,560          9,833          5,414
Net earnings . . . . . . . . . . . . . . . .        $  6,024       $  6,944       $  6,098       $  3,410
                                                    --------       --------       --------       --------
                                                    --------       --------       --------       --------
Net earnings per share . . . . . . . . . . .            $.19           $.22           $.19           $.11
                                                    --------       --------       --------       --------
                                                    --------       --------       --------       --------

Weighted average common and common
  equivalent shares. . . . . . . . . . . . .          31,994         31,603         31,510         31,157


                              --------------------
                                       18