Form 10-K, Exhibit 13
period 1997-01-01
BUFFETS INC
filed 1997-04-01
CIK 750274

                    SELECTED CONSOLIDATED FINANCIAL DATA (1)

-------------------------------------------------------------------------------------------------------------
                                                             Year (52-53 Weeks) Ended
                                     ------------------------------------------------------------------------
                                     December 30,   December 29,   December 28,    January 3,     January 1,
                                         1992           1993           1994         1996(2)          1997
                                     ------------   ------------   ------------   ------------   ------------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RESTAURANT DATA)
STATEMENT OF OPERATIONS DATA:
  Restaurant sales.................    $261,393       $369,580       $484,459         $661,445       $750,707
  Restaurant costs.................     217,099        306,016        406,497          567,290        659,784
                                     ------------   ------------   ------------   ------------   ------------
  Restaurant profits...............      44,294         63,564         77,962           94,155         90,923
  Selling, general, and
    administrative expenses........      20,524         28,516         38,460           40,276         47,594
  Merger, impairment, and site
    closing costs..................                                     1,500            1,370         49,572
  Other income (expense)...........         323            886          2,586              574           (520)
                                     ------------   ------------   ------------   ------------   ------------
  Earnings (loss) before income
    taxes..........................      24,093         35,934         40,588           53,083         (6,763)
  Income taxes.....................       9,980         13,849         15,284           20,176            440
                                     ------------   ------------   ------------   ------------   ------------
  Net earnings (loss)..............    $ 14,113       $ 22,085       $ 25,304       $   32,907     $   (7,203)
                                     ------------   ------------   ------------   ------------   ------------
                                     ------------   ------------   ------------   ------------   ------------
  Net earnings (loss) per share....       $ .43          $ .60          $ .56            $ .73         $ (.16)
                                     ------------   ------------   ------------   ------------   ------------
                                     ------------   ------------   ------------   ------------   ------------
  Weighted average common and
    common equivalent shares
    outstanding....................      33,069         36,890         45,291           45,304         45,068

BALANCE SHEET DATA:
  Property/equipment (net).........    $103,691       $151,954       $248,526         $328,573       $327,721
  Total assets.....................     127,991        211,131        290,289          399,752        370,683
  Long-term debt (including current
    portion).......................      13,081            978          7,789           64,655         48,633
  Stockholders' equity.............      68,212        159,487        205,842          242,434        236,791

RESTAURANT DATA:
  Restaurants opened or acquired
    during period..................          30             48             60               65             41
  Restaurants closed or relocated
    during period..................                                                         (3)            (8)
  Restaurants open (end of period):
    Company-owned..................         143            191            251              313            346
    Franchised.....................          10             15             23               25             24
                                     ------------   ------------   ------------   ------------   ------------
      Total........................         153            206            274              338            370
  Average weekly sales of
    Company-owned restaurants open
    during period..................    $ 41,086       $ 43,728       $ 44,395         $ 44,447       $ 43,670

------------------------
(1) All information has been restated to reflect the Company's merger with HomeTown Buffet, Inc. on September 20, 1996, which was accounted for as a pooling-of-interests. Accordingly, this information includes the accounts and operations of the merged entities for all periods presented.

(2) The Company's fiscal year consisted of 53 weeks.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    The Company operates and franchises high-quality, scatter bar buffet restaurants principally under the names "Old Country Buffet" and "HomeTown Buffet." The Company also operates three "Roadhouse Grill" restaurants under license from Roadhouse Grill, Inc. The Company opened its first Old Country Buffet restaurant on March 2, 1984. As of January 1, 1997, the Company operated 346 Company-owned restaurants in total, and had 24 franchisee-operated restaurants.

    On September 20, 1996, a wholly-owned subsidiary of the Company merged into HomeTown Buffet, Inc. (HomeTown Buffet). See Note B to the consolidated financial statements. As a result of the merger, HomeTown Buffet became a wholly-owned subsidiary of the Company.

    The merger was accounted for as a pooling-of-interests and, accordingly, the following discussion and the accompanying consolidated financial statements include the accounts and operations of Buffets and HomeTown Buffet for all periods presented. The acquisition of HomeTown Buffet enabled the Company to quickly increase its presence in additional geographic markets, most notably in California, provided the Company with additional management expertise and depth, and provided synergistic opportunities. In connection with the merger, the Company recognized certain merger-related costs during 1996. See "Merger Costs, Duplicate Site Closing Costs, and Impairment of Assets" on page 6.

    Certain information concerning the operating results of the Company is presented in the table below.

-------------------------------------------------------------------------------------------------
                                         Fifty-Two           Fifty-Three           Fifty-Two
                                        Weeks Ended          Weeks Ended          Weeks Ended
                                     December 28, 1994     January 3, 1996      January 1, 1997
                                     ------------------   ------------------   ------------------
Restaurant sales...................          100.0%               100.0%               100.0%
                                           -------              -------              -------
Restaurant costs:
  Food costs.......................           34.7                 35.6                 35.0
  Labor costs......................           27.3                 27.9                 29.1
  Direct and occupancy costs.......           21.9                 22.3                 23.8
                                           -------              -------              -------
    Total restaurant costs.........           83.9                 85.8                 87.9
                                           -------              -------              -------
Restaurant profits.................           16.1                 14.2                 12.1
Selling, general, and
  administrative expenses..........            7.9                  6.1                  6.3
Merger and merger related costs....                                                       .9
Duplicate site closing costs.......                                                      1.4
Impairment of assets...............                                                      3.7
Other site closing costs...........             .3                   .2                   .6
                                           -------              -------              -------
                                               7.9                  7.9                  (.8)
Other income (expense).............             .5                   .1                  (.1)
                                           -------              -------              -------
Earnings (loss) before income
  taxes............................            8.4                  8.0                  (.9)
Income taxes.......................            3.2                  3.0                   .1
                                           -------              -------              -------
Net earnings (loss)................            5.2%                 5.0%                (1.0)%
                                           -------              -------              -------
                                           -------              -------              -------
Number of Company-owned restaurants
  open at end of period............            251                  313                  346
Average weekly sales of
  Company-owned restaurants open
  during period....................       $ 44,395             $ 44,447             $ 43,670


    Restaurant sales include only sales of restaurants owned by the Company and its subsidiaries. Restaurant costs reflect only direct restaurant operating costs, including food, labor, and direct and occupancy costs. Labor costs include compensation and benefits for both hourly and restaurant management employees. Direct and occupancy costs consist primarily of costs of supplies, maintenance, utilities, rent, real estate taxes, insurance, depreciation and amortization. Selling, general, and administrative expenses reflect all costs not directly related to the operation of restaurants, consisting primarily of corporate administrative compensation and overhead, district and regional management compensation and related management expenses, advertising and promotional costs and the costs of recruiting, training and supervising restaurant management personnel.

RESTAURANT SALES

    Restaurant sales for 1996 increased $89.3 million or 13.5% over sales in 1995, which in turn had increased by $177.0 million or 36.5% over those achieved in 1994. The increases in revenues during the three years have been mostly due to sales generated by new restaurants. In 1996, the Company opened 41 restaurants, compared with 65 new restaurants in 1995 and 60 in 1994. In 1996, the Company closed four underperforming restaurants and four duplicate site restaurants (with the fifth closing in early 1997). In 1995, the Company closed two underperforming restaurants and closed one for relocation. In 1997, the Company anticipates that it will open approximately 25 restaurants and convert 25 to 30 existing restaurants primarily from Old Country Buffet to HomeTown Buffet restaurants. The Company's price increases have been in line with inflation for the past three years.

    Average weekly sales per restaurant decreased 1.7% from 1995 to 1996 and increased .1% from 1994 to 1995. Comparable sales per restaurant decreased 3.4% from 1995 to 1996 and decreased 2.1% from 1994 to 1995. The average weekly sales statistic reflects the performance of the Company's restaurants, both new and old. The Company manages its business on average weekly sales, rather than comparable restaurant sales, as the best measure of comparative restaurant sales performance. The comparable restaurant sales statistic would exclude 37% and 48% for 1996 and 1995, respectively, of the Company's restaurants that had been open or converted to the scatter system or remodeled for less than two full years at the end of each fiscal year.

    Sales are seasonal, with a lower percentage of annual sales occurring in most of its current market areas during the winter months.

RESTAURANT COSTS

    As a percentage of restaurant sales, total restaurant costs increased to 87.9% in 1996 from 85.8% in 1995 and 83.9% in 1994. Food costs as a percentage of sales decreased to 35.0% from 35.6% in 1996 from 1995 primarily due to a decrease in the cost of fruits and vegetables. Food costs as a percentage of sales increased to 35.6% from 34.7% in 1995 from 1994 due to general food cost increases and an increase in the number of items offered and menu changes. Labor costs as a percentage of sales increased to 29.1% in 1996 from 27.9% in 1995, which in turn had increased from 27.3% in 1994. The increase in labor costs in the past two fiscal years was primarily due to increases in management and employee wages as a result of a more competitive labor market and increased training and staffing of hourly and management employees to better serve the customer. The increase in 1995 was partially offset by a decrease in workers' compensation insurance rates in 1995. Direct and occupancy costs as a percentage of sales were 23.8%, 22.3% and 21.9% in 1996, 1995 and 1994, respectively. The Company's policy of expensing all pre-opening costs when incurred adversely affects restaurant costs and restaurant profits during the periods when new restaurants are developed and opened. However, most restaurants are profitable within the first month after opening.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

    Selling, general, and administrative expenses increased $7.3 million and increased as a percentage of sales to 6.3% in 1996 from 6.1% in 1995. Selling, general and administrative expenses in 1995 increased $1.8 million, but decreased as a percentage of sales to 6.1% from 7.9% in 1994. The increase in selling, general, and administrative expenses in 1996 from 1995 was due primarily to an increase in advertising costs. The decrease in selling, general, and administrative costs, as a percentage of sales, in 1995 from 1994 was due to holding the number of managers relatively constant, increased productivity and tight cost controls over all areas, especially travel costs. Advertising costs represented 1.2% of sales during 1996, compared with .9% of sales during 1995 and 1.3% of sales during 1994.

MERGER COSTS, DUPLICATE SITE CLOSING COSTS, AND IMPAIRMENT OF ASSETS

    Merger costs related to the HomeTown Buffet merger totaled $17.3 million, of which $6.6 million was for investment banking, accounting, legal and other merger costs and $10.7 million was for the closure of five duplicate restaurants and HomeTown Buffet's San Diego headquarters. During 1996, the Company also took certain non-merger charges, including $4.5 million relating to the closure of three non-performing restaurants and $27.7 million relating to the application of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." See "Accounting Pronouncements" on page 8. The Company determined that an impairment write down was necessary for certain locations because of a significant drop in average weekly sales and corresponding trend of increasing operating losses at these locations during the first 40 weeks of fiscal 1996 (a period that includes the fiscal third quarter, which traditionally has been a strong quarter for sales). The SFAS No. 121 impairment was determined based upon 38 specific restaurant locations which had incurred operating or cash flow losses. It was computed using estimated fair value of the assets and the associated future cash flows of the specific location. HomeTown Buffet restaurants represented 27% of the impairment. Depreciation and amortization relating to the impaired assets and the eight restaurants closed amounted to $3.8 million through the third quarter of fiscal year 1996 ($2.3 million or $.05 per share after taxes).

    In the future, it is reasonably possible although not currently estimable that the Company will incur future impairment charges. These charges will generally arise as estimates used in the evaluation and measurement of impairments relating to the 38 restaurants written down in fiscal 1996 is refined based on new information or as a result of future events or changes in circumstances that cause other restaurants to be impaired. Also, any future expenditures for impaired restaurants that would normally be capitalized will have to be immediately evaluated for recoverability. The application of SFAS 121 could result in lower closure costs or increased gains for impaired restaurants that are closed or sold, respectively.

OTHER INCOME (EXPENSE)

    The substantial reduction in other income in 1996 relates to the increase in interest expense for the $41.5 million 7% subordinated notes issued by HomeTown Buffet in November 1995.

INCOME TAXES

    In 1996, the Company recorded income tax expense of $440,000 despite of having a loss before income taxes primarily due to a portion of the merger-related costs not being deductible for tax purposes and the impact of state income taxes. Income taxes were 38.0% of earnings before taxes in 1995, and 37.7% in 1994. The increase in 1995 resulted from the utilization of HomeTown Buffet's net operating loss carryforwards in 1994 exceeding the carryforward utilized in 1995. At January 3, 1996, the net operating loss carryforwards were fully utilized.

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

    In fiscal 1996, net cash provided by operating activities decreased by $14.4 million to $61.7 million, as compared with $76.1 million in 1995 and $69.0 million in 1994. The decrease in net cash provided by operations in 1996 was primarily due to the decrease in accounts payable. The increase in net cash provided by operations resulted from increases in depreciation and amortization and accounts payable from the addition of 65 and 60 restaurants in 1995 and 1994, respectively.

    Cash flows used in investing activities total $48.8 million, $116.9 million and $113.5 million for fiscal 1996, 1995 and 1994, respectively, consisting of capital expenditures primarily for new restaurants, restaurants acquired, or remodeling of existing restaurants offset by cash received from landlords.

    Cash flows (used in) or provided by financing activities have been $(16.7) million, $48.4 million and $27.7 million for fiscal 1996, 1995 and 1994, respectively. Cash flows used in financing activities in 1996 consisted of debt payments of $18.0 million partially offset by $1.3 million received from the exercise of employee stock options. Cash flows provided by financing activities in 1995 consisted principally from the proceeds from the issuance of long-term debt of $47.3 million and $2.1 million from the exercise of employee stock options. Cash flows provided by financing activities in 1994 consisted of $2.3 million from the exercise of employee stock options, $7.0 million from long-term debt borrowings, and $17.6 million from a secondary stock offering.

    The Company has a $50 million unsecured revolving line of credit. The Company is required to pay a quarterly commitment fee equal to 1/4 of 1% per annum on the unused balance. At January 1, 1997, the Company had no borrowings under the line of credit.

    In 1995, HomeTown Buffet issued $41.5 million of 7.0% subordinated convertible notes due on December 1, 2002. Interest is payable semi-annually on June 1 and December 1, commencing June 1, 1996. The notes are convertible into shares of the Company's common stock at a conversion price of $11.67, subject to adjustment under certain conditions, at any time until maturity. The notes are subordinated in right of payment to all existing and future senior indebtedness of the Company. The notes are redeemable in whole or in part, at the option of the Company, at any time on or after December 2, 1998.

    The Company requires significant amounts of capital to fund its growth. During 1997, the Company expects to open approximately 25 new restaurants and convert 25 to 30 restaurants primarily from Old Country Buffet to HomeTown Buffet restaurants. The Company expects to spend approximately $35 to $40 million in aggregate on these new restaurants, depending upon the level of contributions obtained from landlords for leasehold improvements and the number of acquisitions of freestanding Company owned sites. The Company also expects to spend approximately $7 to $10 million on restaurant conversions.

    The Company has traditionally grown without purchasing land and constructing its own freestanding restaurants. In order to obtain the optimal locations for expansion during 1994, the Company began acquiring land and building freestanding restaurants. Based on prior years' experience, the Company anticipates that, if it further pursues the development of freestanding locations, the cost per location and related cash requirements will increase substantially over prior years and such costs will not be offset by landlord contributions that typically have been associated with strip mall locations. The capital expenditure required for a freestanding location can be over 100% greater than for a mall location. The Company will carefully evaluate any additional freestanding locations to determine if it will be able to generate an acceptable return on investment. The Company estimates that less than 50% of 1997 new locations will be freestanding units built and owned by the Company.

    Sources of capital for restaurants to be opened in 1997 and early 1998 are anticipated to be funds provided by operations, credit received from trade suppliers, landlord contributions to leasehold improvements and current bank financing. The Company believes that these sources will be adequate to finance operations and the additional restaurants included in the Company's restaurant development plans for 1997 and early 1998. However, in order to remain prepared for further significant growth in future years, the Company will continue to evaluate its financing needs and seek additional funding if appropriate. The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender. The Board of Directors intends to retain earnings for the foreseeable future for use in the expansion of the Company's business.

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

LITIGATION

    The Company is involved in various legal actions arising in the normal course of business. Management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

    The Company and certain of its directors and executive officers have been named as defendants in litigation brought on behalf of a putative class of all purchasers of common stock of the Company from October 26, 1993 through October 25, 1994, in the United States District Court for the District of Minnesota, as described further in Note G to the Company's consolidated financial statements included in this Annual Report. Management of the Company believes that the action is without merit and intends to defend it vigorously. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that while the outcome may have a material effect on earnings in a particular period, the outcome should not have a material effect on the financial condition of the Company.

    The Company and HomeTown Buffet are defendants in an action brought by HTB Restaurants, Inc., a franchisee of HomeTown, along with its parent entities, Summit Family Restaurants, Inc. and CKE Restaurants, Inc. (the "Plaintiffs"). The suit, which is described further in Note G to the Company's consolidated financial statement, alleges, among other things, that the Company and HomeTown Buffet illegally conspired to restrict competition and to prevent the Plaintiffs from developing additional HomeTown Buffet restaurants. The Company and HomeTown believe that the suit is without merit, and intend to vigorously defend the remaining claims under the lawsuit. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that the outcome should not have a material effect on the financial condition of the Company.

ADDITIONAL BUSINESS ACQUISITIONS AND INVESTMENTS

    In February 1996, the Company terminated its HTB Ventures I, Inc. joint venture. Under the termination agreement, the Company acquired the minority interest in the joint venture and assumed 100% ownership of the ten restaurants that were operated by the joint venture in consideration for the forgiveness of the principal and interest on the initial promissory note from the investor and paid additional cash consideration of $950,000.

    On December 18, 1995, the Company acquired the remaining 10% minority interest in the outstanding common stock of Evergreen Buffets, Inc., a majority owned subsidiary of the Company, in exchange for 92,991 shares of the Company's common stock with a market value of $1,267,000 and the cancellation of a receivable of $83,000 due to the Company from the minority shareholder.

    In April 1995, the Company terminated its HTB Ventures II, Inc. joint venture. Under the termination agreement, the Company acquired the minority interest in the joint venture and assumed 100% ownership of the two restaurants operated by the joint venture in consideration for the forgiveness of the principal and interest on the initial promissory note from the investor.

ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," requires that long-lived assets used by the entity be reviewed for impairment whenever the carrying amount of an asset may not be recoverable. The Company has determined that the carrying amounts of its long-lived assets and intangibles at January 1, 1997 are recoverable through expected cash flows from the use of such assets, after the adjustment discussed in Note C to the consolidated financial statements.

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" encourages companies to adopt a new accounting method that accounts for stock compensation awards based on their estimated fair value at the date they are granted. However, companies are permitted to continue following current accounting requirements for employee stock-based transactions, which generally do not result in an expense charge for most options if the exercise price is at least equal to the fair market value of the stock at the date of grant. Companies that continue to follow existing standards are required to disclose in a note to the financial statements the effect on net income (loss) and net income (loss) per share had the Company recognized expense for options issued to employees based on SFAS No. 123. The Company has determined that it will not adopt the fair value method prescribed by SFAS No. 123 for employee stock-based transactions. The "as if" disclosures are included in Note F to the consolidated financial statements.

FORWARD-LOOKING INFORMATION

    Certain statements in this Annual Report and in the Company's press releases and oral statements made by or with the approval of the Company's executive officers constitute or will constitute "forward-looking statements." All forward-looking statements involve risks and uncertainties, and actual results may be materially different. The following factors are among those that could cause the Company's actual results to differ materially from those set forth in such forward-looking statements.

    The ability of the Company to open new restaurants depends on a number of factors, including its ability to find suitable locations and negotiate acceptable leases and land purchases, its ability to attract and retain a sufficient number of qualified restaurant managers and the availability of capital. The proportion of new restaurants that will be free-standing units, either owned or leased, rather than strip mall locations will depend upon the availability of suitable mall locations. The costs of restaurant development and conversion will depend upon the level of contributions from landlords for leasehold improvements, the actual number of free-standing sites utilized in such development, and whether such sites involve land purchases, the cost of building supplies and general construction risks and costs. The Company's ability to generate revenue as currently expected, unexpected expenses and the need for additional funds to react to changes in the marketplace, including unexpected increases in personnel costs and food supply costs, may impact whether the Company has sufficient cash resources to fund its restaurant development and conversion plans for 1997 and early 1998.

    Other factors that could cause actual results of the Company to differ materially from those contained in any such forward-looking statements include the success and timing of the continuing integration of the operations of Buffets and HomeTown Buffet, general economic conditions, the actions of existing and future competitors, weather factors, the success of conversions, unforeseen health and safety developments regarding restaurant operations, and regulatory constraints. The Company assumes no obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences.

                         BUFFETS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

-----------------------------------------------------------------------------------------------------------
                                                   Fifty-Two           Fifty-Three           Fifty-Two
                                                  Weeks Ended          Weeks Ended          Weeks Ended
                                               December 28, 1994     January 3, 1996      January 1, 1997
                                               ------------------   ------------------   ------------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESTAURANT SALES.............................       $484,459             $661,445             $750,707

RESTAURANT COSTS:
  Food costs.................................        167,983              235,083              263,137
  Labor costs................................        132,166              184,732              218,121
  Direct and occupancy costs.................        106,348              147,475              178,526
                                                    --------             --------             --------
    Total restaurant costs...................        406,497              567,290              659,784
                                                    --------             --------             --------
RESTAURANT PROFITS...........................         77,962               94,155               90,923
SELLING, GENERAL, AND ADMINISTRATIVE
  EXPENSES...................................         38,460               40,276               47,594
Merger and merger related costs (NOTE B).....                                                    6,584
Duplicate site closing costs (NOTE B)........                                                   10,702
Impairment of assets (NOTE C)................                                                   27,739
Other site closing costs.....................          1,500                1,370                4,547
                                                    --------             --------             --------
                                                      38,002               52,509               (6,243)
OTHER INCOME (EXPENSE):
  Franchise fees and royalties...............          1,336                1,356                1,506
  Interest income............................          1,376                  607                1,517
  Interest expense...........................           (138)              (1,391)              (3,617)
  Other......................................             12                    2                   74
                                                    --------             --------             --------
                                                       2,586                  574                 (520)
                                                    --------             --------             --------
EARNINGS (LOSS) BEFORE INCOME TAXES..........         40,588               53,083               (6,763)

INCOME TAXES (NOTE H)........................         15,284               20,176                  440
                                                    --------             --------             --------
NET EARNINGS (LOSS)..........................       $ 25,304             $ 32,907             $ (7,203)
                                                    --------             --------             --------
                                                    --------             --------             --------
NET EARNINGS (LOSS) PER COMMON AND COMMON
  EQUIVALENT SHARE...........................       $    .56             $    .73             $   (.16)
                                                    --------             --------             --------
                                                    --------             --------             --------
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT
  SHARES OUTSTANDING.........................         45,291               45,304               45,068

See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------
                                                     January 3, 1996      January 1, 1997
                                                    ------------------   ------------------
                                                                (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................           $  14,530            $  10,772
  Short-term investments..........................              27,828
  Receivable from landlords.......................               3,212                2,642
  Inventory.......................................               4,138                3,653
  Notes receivable................................                  11                   52
  Prepaid rents...................................               1,950                2,782
  Other current assets............................               2,849                2,587
  Refundable income taxes.........................               1,829
  Deferred income taxes (NOTE H)..................               6,592               11,975
                                                              --------             --------
    TOTAL CURRENT ASSETS..........................              62,939               34,463
                                                              --------             --------
PROPERTY AND EQUIPMENT:
  Land............................................              13,661               15,686
  Buildings.......................................              27,414               30,537
  Equipment.......................................             216,452              228,046
  Leasehold improvements..........................             170,794              185,263
                                                              --------             --------
                                                               428,321              459,532
  Less accumulated depreciation and
    amortization..................................              99,748              131,811
                                                              --------             --------
                                                               328,573              327,721
GOODWILL, net of accumulated amortization of
  $1,274 and $1,615 respectively..................               5,365                5,974
OTHER ASSETS......................................               2,875                2,525
                                                              --------             --------
                                                             $ 399,752            $ 370,683
                                                              --------             --------
                                                              --------             --------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable................................           $  36,732            $  29,483
  Accrued payroll and related benefits............              14,961               16,229
  Accrued rents...................................              11,985               13,892
  Accrued sales taxes.............................               3,609                3,497
  Accrued insurance...............................               4,363                4,390
  Accrued store closing costs.....................               1,631                7,703
  Other accrued expenses..........................               3,035                5,779
  Income taxes....................................                                      615
  Current portion of capital leases (NOTE G)......               2,012                2,055
  Short-term debt.................................               2,000
                                                              --------             --------
    TOTAL CURRENT LIABILITIES.....................              80,328               83,643

LONG-TERM DEBT (NOTE D)...........................              55,500               41,500
LONG-TERM PORTION OF CAPITAL LEASES (NOTE G)......               7,143                5,078
DEFERRED INCOME...................................                 598                  405
DEFERRED INCOME TAXES (NOTE H)....................              13,749                3,266
COMMITMENTS AND CONTINGENCIES (NOTE G)
STOCKHOLDERS' EQUITY (NOTE F):
  Preferred stock, $.01 par value; authorized
    5,000 shares; none issued and outstanding
  Common stock, $.01 par value; authorized
    60,000 shares; issued and outstanding 44,833
    and 45,159 shares, respectively...............                 448                  452
  Additional paid-in capital......................             114,774              116,330
  Retained earnings...............................             127,212              120,009
                                                              --------             --------
    TOTAL STOCKHOLDERS' EQUITY....................             242,434              236,791
                                                              --------             --------
                                                         $     399,752        $     370,683
                                                              --------             --------
                                                              --------             --------

See notes to consolidated financial statements.

                          BUFFETS, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

---------------------------------------------------------------------------------------
                                                    Additional
                                          Common     Paid-In      Retained
                                           Stock     Capital      Earnings     Total
                                          -------   ---------     ---------    ------
                                                        (IN THOUSANDS)
BALANCES, December 29, 1993.............    $307     $46,025    $ 69,579     $115,911
  Pooling of interests with HomeTown
    Buffet, Inc.........................     119      44,035        (578)      43,576
                                          -------   ---------   ---------      ------
BALANCES, December 29, 1993, as
  restated..............................     426      90,060      69,001      159,487
  Net earnings..........................                          25,304       25,304
  Common stock issued under employees'
    stock option plans..................       4       2,294                    2,298
  Tax benefit from early disposition of
    common stock issued under employees'
    stock option plans (NOTE H).........               1,090                    1,090
  Issuance of common stock..............      13      17,550                   17,563
  Common stock issued for acquisition of
    Texas Buffets, Inc..................                 100                      100
                                          -------   ---------   --------       ------
BALANCES, December 28, 1994.............     443     111,094      94,305      205,842
  Net earnings..........................                          32,907       32,907
  Common stock issued under employees'
    stock option plans..................       4       2,106                    2,110
  Tax benefit from early disposition of
    common stock issued under employees'
    stock option plans (NOTE H).........                 308                      308
  Common stock issued for acquisition of
    Evergreen Buffets, Inc..............       1       1,266                    1,267
                                          -------   ---------   --------       ------
BALANCES, January 3, 1996...............     448     114,774     127,212      242,434
  Net loss..............................                          (7,203)      (7,203)
  Common stock issued under employees'
    stock option plans..................       4       1,333                    1,337
  Tax benefit from early disposition of
    common stock issued under employees'
    stock option plans (NOTE H).........                 223                      223
                                          -------   ---------   --------       ------
BALANCES, January 1, 1997...............    $452    $116,330    $120,009     $236,791
                                          -------   ---------   --------      -------
                                          -------   ---------   --------      -------

See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------
                                                      Fifty-Two      Fifty-Three      Fifty-Two
                                                     Weeks Ended        Weeks           Weeks
                                                    December 28,    Ended January   Ended January
                                                        1994           3, 1996         1, 1997
                                                    -------------   -------------   -------------
                                                                   (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).............................    $25,304         $32,907         $(7,203)
  Adjustments to reconcile net earnings (loss) to
    net cash provided by operating activities:
    Depreciation and amortization.................    22,745          32,617          39,504
    Amortization of premium/discount in
      investments.................................       332             135
    Impairment of assets and site closing costs...     1,500           1,370          42,988
    Tax benefit from early disposition of common
      stock.......................................     1,090             308             223
    Deferred income...............................                       598            (193)
    Deferred income taxes.........................       424           1,636         (15,866)
    Changes in assets and liabilities, net of
      acquisitions:
      Inventory...................................      (975)         (1,028)            485
      Other current assets........................    (2,831)           (940)           (611)
      Refundable income taxes.....................      (289)         (1,829)          1,829
      Other assets................................      (274)           (533)            (75)
      Accounts payable............................    12,590           5,708          (7,249)
      Accrued payroll and related benefits........     4,798           1,119           1,268
      Other accrued expenses......................     4,919           4,401           5,985
      Income taxes payable........................      (295)           (356)            615
                                                    -------------   -------------   -------------
        Total adjustments.........................    43,734          43,206          68,903
                                                    -------------   -------------   -------------
        Net cash provided by operating
          activities..............................    69,038          76,113          61,700

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures............................  (126,321)       (105,463)        (78,752)
  Cash received from landlords....................     8,005           5,511           3,101
  Purchase of investments.........................   (35,889)       (123,468)       (125,251)
  Proceeds from sale of investments...............    40,751         106,556         153,079
  Purchase of minority interest in HTB I..........                                      (950)
                                                    -------------   -------------   -------------
        Net cash used in investing activities.....  (113,454)       (116,864)        (48,773)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under short-term debt................     1,028          22,564
  Payments of short-term debt.....................                   (21,600)         (2,000)
  Borrowings under long-term debt.................     7,000          47,255
  Debt offering expenses..........................                      (319)
  Payments of long-term debt......................                                   (14,000)
  Payments of capital leases......................      (189)         (1,636)         (2,022)
  Proceeds from exercise of employee stock
    options.......................................     2,298           2,110           1,337
  Proceeds from stock offering....................    17,563
                                                    -------------   -------------   -------------
        Net cash provided by (used in) financing
          activities..............................    27,700          48,374         (16,685)
                                                    -------------   -------------   -------------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS.....................................   (16,716)          7,623          (3,758)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR....    23,623           6,907          14,530
                                                    -------------   -------------   -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR..........    $6,907          $14,530         $10,772
                                                    -------------   -------------   -------------
                                                    -------------   -------------   -------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Business acquisitions (NOTE I)
Cash paid during the year for:
  Interest (net of capitalized interest of $63,
    $305, and $63 in 1994, 1995, and 1996,
    respectively).................................    $  128          $1,380          $3,635
  Income taxes....................................    13,491          14,275          14,661

See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 28, 1994 (52 WEEKS),
JANUARY 3, 1996 (53 WEEKS) AND JANUARY 1, 1997 (52 WEEKS)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS:

    Buffets, Inc. and subsidiaries (the Company) owns and operates a chain of restaurants under the name of Old Country Buffet, Country Buffet, HomeTown Buffet, and Roadhouse Grill. The Company had 346 Company-owned restaurants and 24 franchised restaurants operating as of January 1, 1997. In addition to initial franchise fees, franchisees pay royalties based on gross sales.

CONSOLIDATION:

    The consolidated financial statements include the accounts of Buffets, Inc., and its subsidiaries Evergreen Buffets, Inc. (Evergreen), Dinertainment, Inc., HomeTown Buffet, Inc., HomeTown Construction and Development, Inc., HTB Ventures I, Inc., HTB Ventures II, Inc., OCB Restaurant Co., OCB Realty Co., OCB Purchasing Co. and OCB Property Co. All significant intercompany transactions have been eliminated.

FISCAL YEAR:

    The Company's fiscal year, which ends on the Wednesday nearest December 31, is comprised of fifty-two or fifty-three weeks divided into four periods of sixteen, twelve, twelve and twelve or thirteen weeks, respectively. The fiscal year ended December 28, 1994 was a fifty-two week year, the fiscal year ended January 3, 1996 was a fifty-three week year, and the fiscal year ended January 1, 1997 was a fifty-two week year.

CASH EQUIVALENTS:

    The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The fair value of cash equivalents approximates the carrying value because of their short-term maturity.

SHORT-TERM INVESTMENTS:

    At December 31, 1995, short-term investments have been categorized as held-to-maturity and are, as a result, recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date.

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

RECOVERABILITY OF LONG-LIVED ASSETS:

    The Company reviews long-lived assets and goodwill related to those assets for impairment whenever events or changes in circumstances indicate the carrying value amount of an asset or group of assets may not be recoverable. The Company considers a history of operating losses to be its primary indicator of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, individual restaurants. A restaurant is deemed to be impaired if a forecast of undiscounted future operating cash flows directly related to the restaurant, including disposal value, if any, is less than its carrying amount. If a restaurant is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar assets or the results of valuation techniques such as discounted estimated future cash flows as if the decision to continue to use the impaired restaurant was a new investment decision. The Company generally measures fair value by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

DEFERRED INCOME:

    Deferred income represents a payment received from a vendor as part of an agreement to use the vendor's products exclusively for three years, maintenance allotment, and training sponsorship.

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

INCOME TAXES:

    The Company utilizes Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

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

NET EARNINGS (LOSS) PER SHARE:

    Net earnings (loss) per common and common equivalent share are computed on the basis of the weighted average number of common shares outstanding during each year adjusted for incremental shares assumed issued on the exercise of stock options. For the fiscal year ended January 1, 1997, common stock equivalents are not included since their effect was antidilutive. Earnings per share assuming full dilution would be substantially the same.

B. HOMETOWN MERGER

    On September 20, 1996, the Company completed the merger of HomeTown Buffet, Inc. (HomeTown Buffet). The merger was accounted for as a pooling of interests. Accordingly, all prior period consolidated financial statements presented have been restated as if the merger took place at the beginning of such periods.
In connection with the merger the Company issued approximately 13,733,700 shares of its common stock and issued 1,967,200 options in substitution for previously outstanding HomeTown Buffet stock options. In addition, the Company guaranteed the obligations of HomeTown Buffet under HomeTown Buffet's outstanding 7% subordinated convertible notes, and Company common stock will be issued upon any conversion thereof. Approximately $41.5 million in principal amount of the notes are currently outstanding.

    In connection with the merger the Company incurred approximately $17.3 million of merger and merger-related costs, including $6.6 million for investment banking, accounting, legal, and other merger costs and $10.7 million for the closure of five duplicate restaurants and HomeTown Buffet's San Diego headquarters.

    Separate results of operations for the periods prior to the merger were as follows:

                                            Fifty-Two       Fifty-Three         Forty
                                           Weeks Ended      Weeks Ended      Weeks Ended
                                           December 28,      January 3,      October 9,
                                               1994             1996            1996
                                          --------------   --------------   -------------
                                                                             (UNAUDITED)
RESTAURANT SALES:
  Buffets, Inc..........................    $ 409,744        $ 509,928        $415,980
  HomeTown Buffet, Inc..................       74,715          151,517         164,683
                                          --------------   --------------   -------------
    Combined............................    $ 484,459        $ 661,445        $580,663
                                          --------------   --------------   -------------
                                          --------------   --------------   -------------
NET EARNINGS (LOSS):
  Buffets, Inc..........................    $  22,476        $  26,832        $  4,260
  HomeTown Buffet, Inc..................        3,644            6,561          (4,536)
  Merger and duplicate site closing
    costs...............................                                       (11,395)
  Adjustments...........................         (816)            (486)          1,729
                                          --------------   --------------   -------------
    Combined............................    $  25,304        $  32,907        $ (9,942)
                                          --------------   --------------   -------------
                                          --------------   --------------   -------------

    The combined financial results presented above include adjustments made to conform accounting policies of the two companies relating to rebate income and pre-opening costs. All other adjustments are reclassifications to conform financial statement presentation.

C. IMPAIRMENT OF LONG-LIVED ASSETS

    During the twelve weeks ended October 9, 1996, the Company determined that an impairment write down was necessary for certain locations due to a significant drop in average weekly sales and corresponding trend of increasing operating losses at certain locations. As a result of this review, the Company determined a $27.7 million impairment write down was necessary for 38 restaurants and decided to close three restaurants. The write down represented a reduction of the carrying amounts of the impaired restaurants to their estimated fair value, as determined by using discounted estimated future cash flows. The cost of closing the three restaurants in fiscal 1996 was $4.5 million. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

    As a result of the reduced carrying amount of the impaired restaurants, depreciation and amortization expense for the fourth quarter of fiscal 1996 was reduced by $.7 million and full-year 1997 depreciation and amortization, are expected to be reduced by $3.0 million.

D. DEBT

    The Company has a $50 million unsecured revolving line of credit which expires June 30, 1999. On July 1, 1999, providing no default or event of default has occurred and is continuing, the line of credit is convertible, at the Company's option, to a three year term loan, maturing on July 1, 2002. Among other things, pursuant to the agreement with the lender, the Company is required to maintain specified levels of net worth, is limited in net capital expenditures to $90 million in 1997, is required to meet various financial performance criteria, and is restricted from declaring or paying cash dividends to shareholders without the lender's approval. As of January 1, 1997, the Company had no borrowings under the line of credit. Quarterly, the Company is required to pay a commitment fee equal to 1/4 of 1% per annum on the unused balance of the revolving line of credit.

    In November 1995, HomeTown Buffet issued $41.5 million of 7.0% convertible subordinated notes due on December 1, 2002. Interest is payable semi-annually on June 1 and December 1, commencing June 1, 1996. The notes are convertible into shares of the Company's common stock at a conversion price of $11.67, subject to adjustment under certain conditions, at any time until maturity. The notes are subordinated in right of payment to all existing and future senior indebtedness, as defined in the Indenture relating thereto, as amended. The notes are redeemable in whole or in part, at the option of the Company, at any time on or after December 2, 1998.

    Letters of credit are issued by the Company during the ordinary course of business through a major domestic bank as required by certain insurance policies. As of January 1, 1997 the Company had outstanding letters of credit for $4.2 million.

    The fair value of the debt is estimated at its carrying value based upon current rates available to the Company.

E. CORPORATE JOINT VENTURES

    In October 1993, the Company formed two joint ventures, HTB Ventures I, Inc. ("HTB I") and HTB Ventures II, Inc. ("HTB II"). HTB I was formed to establish and operate HomeTown Buffet restaurants in states including, but not limited to, Illinois and Ohio. The total capital of HTB I included an $800,000 stock subscription receivable from the Company and a $200,000 promissory note from the private investor. HTB II was formed to establish and operate HomeTown Buffet restaurants in states including, but not limited to, Missouri, Kentucky, and Kansas. The total capital of HTB II included an $800,000 cash investment by the Company and a $200,000 promissory note from the private investor.


    HTB II was terminated in April 1995 and HTB I was terminated in February 1996. Under the termination agreement for HTB II, the Company acquired the minority interest in that joint venture and assumed 100% ownership of the two restaurants that were operated by that joint venture in consideration for the forgiveness of the principal and interest on the initial promissory note from the investor. The terms of the termination agreement for HTB I were substantially the same terms as for HTB II, except that in addition to the forgiveness of the principal and interest on the initial promissory note from the investor, the Company paid additional cash consideration of $950,000.

F. STOCKHOLDERS' EQUITY

AUTHORIZED SHARES:

    The Company has 65 million authorized shares, consisting of 5 million shares of preferred stock with rights and preferences to be established by the Board of Directors and 60 million shares of common stock.

SHAREHOLDER PREFERRED STOCK PURCHASE RIGHTS IN THE EVENT OF A CHANGE OF CONTROL:

    During 1995, the Company adopted a shareholder rights plan and distributed to its shareholders one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 20% or more of the Company's outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of a new Series A Junior Participating Preferred Share (consisting of 600,000 shares, par value $.01 per share) at an exercise price of $65, subject to adjustment. If a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then current exercise price of the right, that number of shares of the Company's common stock having a market value of two times the exercise price of the right, subject to certain possible adjustments. In addition, if the Company is acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the then current exercise price of the right, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 20% or more of the Company's outstanding common stock and prior to an acquisition by any person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for common stock of the Company (or equivalent securities) at an exchange ratio per right equal to the result obtained by dividing the exercise price of a right by the current per share market price of the Company's common stock, subject to adjustment. The Company may redeem the rights at $.01 per right, subject to adjustment, at any time prior to an acquisition by a person or group of 20% or more of the Company's outstanding common stock and--unless there has been a change in control of the Company's Board--during the 20-day period thereafter (subject to possible extension). The rights expire on November 13, 2005, unless extended or earlier redeemed or exchanged by the Company.

STOCK OPTIONS:

    Under the Company's 1985, 1988, 1991 and 1995 Stock Option Plans (the Plans), 6.3 million shares were reserved for future grants. Generally, options outstanding under the Company's stock option plans: 1) are granted at prices equal to the market value of the stock on the date of the grant, 2) vest ratably over a five year vesting period, and 3) expire over a period not greater than ten years from the date of grant. The 1985 Stock Option Plan expired in 1995. Under the 1995 Stock Option Plan, 1.0 million shares were reserved for future grants. The 1991 Stock Option Plan of HomeTown Buffet expired on September 20, 1996. No previously issued options have been repriced.

    A summary of the status of the Company's stock options are presented below (shares in thousands):

                                          Fifty-Two
                                         Weeks Ended          Fifty-Three            Fifty-Two
                                      December 28, 1994       Weeks Ended           Weeks Ended
                                                            January 3, 1996       January 1, 1997
                                     -------------------   ------------------   -------------------
                                               Wgtd Avg             Wgtd Avg              Wgtd Avg
                                     Shares   Exer Price   Shares  Exer Price   Shares   Exer Price
                                     ------   ----------   ------  ----------   ------   ----------
Outstanding at beginning of year...  3,886      $10.48      3,993    $12.05     4,081      $11.49
Granted............................  1,053       16.75      1,251     10.77     1,296       11.27
Exercised..........................   (456)       5.27       (318)     6.70      (326)       3.85
Canceled...........................   (490)      16.01       (845)    14.87      (712)      12.63
                                     ------                ------               ------
Outstanding at end of year.........  3,993      $12.05      4,081    $11.49     4,339      $11.81
                                     ------   ----------   ------  ----------   ------   ----------
                                     ------   ----------   ------  ----------   ------   ----------
Options exercisable at year end....  1,334      $ 9.70      1,534    $10.36     1,805      $11.54
                                     ------   ----------   ------  ----------   ------   ----------
                                     ------   ----------   ------  ----------   ------   ----------
Options available for future
  grant............................  2,431                  2,003                 774
                                     ------                ------               ------
                                     ------                ------               ------

    The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for the plans. No compensation cost has been recognized for options issued under the Plans when the exercise price of the options granted are at least equal to the fair value of the common stock on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1995 and 1996, consistent with the provisions of SFAS No. 123, the Company's net income
(loss) would have changed to the pro forma amounts indicated below:

                                                          1995      1996
                                                         -------   -------
Net income (loss), as reported.........................  $32,907   $(7,203)
Net income (loss), pro forma...........................  $30,248   $(9,717)

Net income (loss) per common share, as reported........  $   .73   $  (.16)
Net income (loss) per common share, pro forma..........  $   .67   $  (.22)

    The fair value of each option grant is estimated on the grant date using the Black-Sholes option-pricing model with the following assumptions and results for the grants:

                                                          1995     1996
                                                         ------   ------
Dividend yield.........................................    None     None
Expected volatility....................................  67.67%   64.21%
Expected life of option................................     10       10
Risk free interest rate................................   6.88%    6.68%
Fair value of options on grant date....................  $8.86    $8.45

    The following table summarizes information about stock options outstanding at January 1, 1997 (shares in thousands):

                                Options Outstanding                  Options Exercisable
                  -----------------------------------------------   ----------------------
                                   Wgtd Avg
                                   Remaining        Wgtd Avg                       Wgtd Avg
   Range of         Number     Contractual Life     Exercise         Number        Exercise
Exercise Prices   Outstanding      (Years)           Price         Exercisable      Price
---------------   -----------  ----------------  ------------     ------------    ---------
$ 1.43 - $ 5.54          436               4.74       $ 3.27             352       $ 3.17
$ 5.58 - $ 9.13          517               7.98       $ 8.51             155       $ 7.15
$ 9.19 - $10.33          395               8.38       $ 9.52              79       $ 9.49
$10.34 - $10.75          456               8.14       $10.62             125       $10.56
$10.90 - $12.00          584               8.70       $11.72              71       $11.24
$12.39 - $12.94          480               8.93       $12.76              69       $12.60
$13.00 - $13.63          480               5.80       $13.20             385       $13.11
$14.13 - $16.13          518               6.26       $15.20             321       $15.19
$17.31 - $24.25          396               6.71       $19.58             217       $19.25
   $24.63                 77               7.19       $24.63              31       $24.61
                       -----                                           ------
$1.43 - $24.63         4,339               7.33       $11.81           1,805       $11.54
                       -----               ----       ------           ------     --------
                       -----               -----      ------           ------     --------

G. COMMITMENTS AND CONTINGENCIES

COMMITMENTS:

    The Company conducts most of its operations from leased restaurant facilities, all of which are classified as operating leases. The Company also leases certain equipment under capital lease agreements. Amortization of assets under capital leases is included in depreciation expense.

    Equipment includes the following capital lease amounts:

                                           January 3,      January 1,
                                              1996            1997
                                          -------------   -------------
Equipment...............................      $13,068         $12,271
Less accumulated amortization...........        2,298           4,167
                                          -------------   -------------
                                              $10,770          $8,104
                                          -------------   -------------
                                          -------------   -------------

    The following is a schedule of future minimum rental payments required under capitalized leases and noncancellable operating leases as of January 1, 1997 (in thousands):

                                                  Capital        Operating
                                                  Leases          Leases
                                               -------------   -------------
1997.........................................      $   2,783       $  34,679
1998.........................................          2,603          35,473
1999.........................................          2,272          35,744
2000.........................................            647          36,284
2001.........................................                         36,217
Thereafter...................................                        277,930
                                                      ------   -------------
Total minimum lease payments.................          8,305       $ 456,327
                                                               -------------
                                                               -------------
Less amount representing interest (at rates
  ranging from 6.38% to 11.80%)..............          1,172
                                                      ------
Present value of net minimum capital lease...          7,133
Less current portion of capital leases.......          2,055
                                                      ------
Long-term portion of capital leases..........      $   5,078
                                                      ------
                                                      ------

    Certain of these leases require additional rent based on a percentage of net sales and may require additional payments for real estate taxes and common area maintenance on the properties. Many of these leases also contain renewal options exercisable at the election of the Company.

    Rent expense was as follows (in thousands):

                                            Fifty-Two       Fifty-Three      Fifty-Two
                                           Weeks Ended      Weeks Ended     Weeks Ended
                                           December 28,     January 3,      January 1,
                                               1994            1996            1997
                                          --------------   -------------   -------------
Minimum rents...........................    $  21,741        $    28,388     $ 34,154
Percentage rents........................        1,799              1,855        1,601
                                            ---------      -------------   -------------
                                            $  23,540        $    30,243     $ 35,755
                                            ---------      -------------   -------------
                                            ---------      -------------   -------------

CONTINGENCIES:

    The Company is involved in various legal actions arising in the normal course of business. Management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

    The Company and certain of its directors and executive officers have been named as defendants in a Third Amended Consolidated Class Action Complaint (the "complaint") brought on behalf of a putative class of all purchasers of common stock of the Company from October 26, 1993 through October 25, 1994 (the "class period") in the United States District Court for the District of Minnesota. The complaint alleges that the defendants made misrepresentations and omissions of material fact during the class period with respect to the Company's operations and restaurant development activities, as a result of which the price of the Company's stock allegedly was artificially inflated during the class period. The complaint further alleges that certain defendants made sales of common stock of the Company during the class period while in possession of material undisclosed information about the Company's operations and restaurant development activities. The complaint alleges that the defendants' conduct violated the Securities Exchange Act of 1934 and seeks compensatory damages in an unspecified amount, prejudgement interest, and an award of attorneys fees, costs and expenses. The defendants have moved to dismiss the current complaint, but the matter has not yet been heard. The two previous complaints were dismissed without prejudice. Management of the Company believes that the action is without merit and intends to defend it vigorously. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that while the outcome may have a material effect on earnings in a particular period, the outcome should not have a material effect on the financial condition of the Company.

    On August 9, 1996 HTB Restaurants, Inc. ("HTB Restaurants"), a franchisee of HomeTown Buffet, along with its parent entities, Summit Family Restaurants, Inc. and CKE Restaurants, Inc. (the "Plaintiffs"), filed suit against the Company and HomeTown Buffet in United States District Court for the District of Utah, Central Division. The suit alleges, among other things, that the Company and HomeTown Buffet have illegally conspired to restrict competition and to prevent the Plaintiffs from developing additional HomeTown Buffet restaurants under the Multiple Unit Agreement between HomeTown Buffet and HTB Restaurants (the "Multiple Unit Agreement"). The suit includes claims against the Company and HomeTown Buffet for violations of both federal and state antitrust laws, claims for unfair business practices, and claims for tortious interference with contract and economic relations. The suit also alleges claims against HomeTown Buffet for breach of contract and breach of the covenant of good faith and fair dealing. Plaintiffs sought damages and to enjoin the merger between the Company and HomeTown Buffet. On September 19, 1996, the United States District Court, denied Plaintiffs' motion for preliminary injunctive relief. On January 31, 1997, an arbitrator confirmed that the Multiple Unit Agreement was terminated with all of HTB Restaurants development rights. The Company and HomeTown Buffet believe that the suit is without merit, and intend to vigorously defend the remaining claims under the lawsuit. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that the outcome should not have a material effect on the financial condition of the Company.

H. INCOME TAXES

    The provision for income taxes consists of the following (in thousands):

                                            Fifty-Two       Fifty-Three       Fifty-Two
                                           Weeks Ended      Weeks Ended      Weeks Ended
                                           December 28,      January 3,       January 1,
                                               1994             1996             1997
                                          --------------   --------------   --------------
Federal:
  Current...............................    $  11,477        $  15,833        $  13,872
  Deferred..............................          354            1,257          (13,385)
                                              -------          -------      --------------
                                               11,831           17,090              487
State:
  Current...............................        2,293            2,399            2,211
  Deferred..............................           70              379           (2,481)
                                              -------          -------      --------------
                                                2,363            2,778             (270)
Tax effect from early disposition of
  common stock..........................        1,090              308              223
                                              -------          -------      --------------
                                            $  15,284        $  20,176        $     440
                                              -------          -------      --------------
                                              -------          -------      --------------

    Deferred income taxes are provided to record the income tax effect of temporary differences that occur when transactions are reported in one period for financial statement purposes and in another period for tax purposes. The tax effect of the temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                   January 3, 1996           January 1, 1997
                                               -----------------------   -----------------------
                                                Current     Long-Term     Current     Long-Term
                                                 Asset      Liability      Asset      Liability
                                               ----------   ----------   ----------   ----------
Property and equipment.......................                 $16,036                   $5,876
Deferred rent................................    $  2,984                  $  3,465
Self-insurance reserve.......................       1,476                     1,462
Accrued workers' compensation................       1,161                     1,663
Accrued vacation.............................         333                       411
Deferred income..............................                                   154
Accured store closing costs..................                                 4,548
Rebate income................................         450
Alternative minimum tax credit
  carryforward...............................                 (2,287)                   (2,610)
Other........................................         188                       272
                                               ----------   ----------   ----------   ----------
                                                 $  6,592     $13,749      $ 11,975     $3,266
                                               ----------   ----------   ----------   ----------
                                               ----------   ----------   ----------   ----------

    The Company has federal and state alternative minimum tax credit carryforwards of $2,610,000, which can be carried forward indefinitely. Future utilization of the carryforward is based on the profitability of HomeTown Buffet's operations.

    The following is a reconciliation of the expected ordinary federal income tax expense (benefit) (at statutory rates) to the actual income tax provided (in thousands):

                                            Fifty-Two       Fifty-Three       Fifty-Two
                                           Weeks Ended      Weeks Ended      Weeks Ended
                                           December 28,      January 3,       January 1,
                                               1994             1996             1997
                                          --------------   --------------   --------------
Expected ordinary federal income tax
  expense (benefit).....................    $  14,206        $  18,579        $  (2,367)
State income taxes, net of federal
  effect................................        1,808            1,890             (176)
Merger related costs....................                                          2,785
General business credits................         (527)            (337)             (29)
Change in valuation allowance...........         (512)            (140)
Other...................................          309              184              227
                                              -------          -------          -------
                                            $  15,284        $  20,176        $     440
                                              -------          -------          -------
                                              -------          -------          -------


I. SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

    On December 18, 1995, the Company acquired the remaining 10% minority interest in Evergreen in exchange for 92,991 shares of the Company's common stock with a market value of $1,267,000. On February 4, 1994, the Company acquired the remaining 10% minority interest in Texas Buffets, Inc. (Texas) in exchange for 3,585 shares of the Company's common stock with a market value of $100,000. The Company also purchased the minority interests in HTB I and HTB II (see Note E). The acquisition of the minority interests involved the following non-cash items (in thousands):

                                            Fifty-Two             Fifty-Three             Fifty-Two
                                           Weeks Ended            Weeks Ended            Weeks Ended
                                          December 28,            January 3,             January 1,
                                              1994                   1996                   1997
                                          -------------   ---------------------------   -------------
                                              Texas         Evergreen       HTB II          HTB I
                                          -------------   -------------   -----------   -------------
Goodwill................................                    $    693                      $    950
Minority interest.......................    $    155             657           200             200
Cancellation of receivable..............         (55)            (83)         (200)           (200)
Common shares issued....................        (100)         (1,267)
                                               -----      -------------      -----           -----
Cash consideration paid.................    $      0        $      0        $    0        $    950
                                               -----      -------------      -----           -----
                                               -----      -------------      -----           -----

    During 1995, the Company incurred non-cash capital lease obligations totaling $10,002,000 for equipment.

J. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    Selected quarterly financial data have been adjusted to reflect the merger, effective September 20,1996 of HomeTown Buffet. The merger was accounted for using the pooling-of-interests method of accounting (see Note B).

                                      Year (52 Weeks) Ended January 1, 1997
                                -------------------------------------------------
                                  First        Second       Third        Fourth
                                 Quarter      Quarter      Quarter      Quarter
                                ----------   ----------   ----------   ----------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Restaurant sales..............    $217,452     $182,302     $180,909     $170,044
Restaurant profits............      25,181       28,414       21,746       15,582
Earnings (loss) before income
  taxes.......................      11,881       16,793      (39,916)       4,479
Net earnings (loss)...........    $  7,297     $ 10,207     $(27,446)*   $  2,739
                                ----------   ----------   ----------   ----------
                                ----------   ----------   ----------   ----------
Net earnings (loss) per
  share.......................    $    .16     $    .22     $   (.60)*   $    .06
                                ----------   ----------   ----------   ----------
                                ----------   ----------   ----------   ----------
Weighted average common and
  common equivalent shares....      45,656       45,687       45,073       45,486

------------------------------

* Reflects non-cash and merger charges totaling $49,572,000 ($32,666,000 or $.72 per share after tax). See Managements Discussion and Analysis of Results of Operations and Financial Conditions on Merger Costs, Duplicate Site Closing Costs, and Impairment of Assets.

                                                Year (53 Weeks) Ended January 3, 1996
                                          -------------------------------------------------
                                            First        Second       Third        Fourth
                                           Quarter      Quarter      Quarter      Quarter
                                          ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Restaurant sales........................    $180,426     $153,868     $162,860     $164,291
Restaurant profits......................      24,269       23,162       24,091       22,633
Earnings before income taxes............      12,995       14,591       13,415       12,082
Net earnings............................    $  8,082     $  9,076     $  8,351     $  7,398
                                          ----------   ----------   ----------   ----------
                                          ----------   ----------   ----------   ----------
Net earnings per share..................    $    .18     $    .20     $    .18     $    .17
                                          ----------   ----------   ----------   ----------
                                          ----------   ----------   ----------   ----------
Weighted average common and common
  equivalent shares.....................      45,120       45,343       45,439       45,407

                             --------------------

                         INDEPENDENT AUDITORS' REPORT

To Stockholders and Board of
 Directors Buffets, Inc.

     We have audited the accompanying consolidated balance sheets of Buffets, Inc. and subsidiaries (the Company) as of January 3, 1996 and January 1, 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years (52-53 weeks) in the period ended January 1, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     The consolidated financial statements give retroactive effect to the merger of the Company and HomeTown Buffet, Inc. and subsidiaries (HomeTown Buffet), which has been accounted for as a pooling of interests as described in Note B to the consolidated financial statements. We did not audit the consolidated balance sheet of HomeTown Buffet as of January 3, 1996 or the related statements of operations, stockholders' equity, and cash flows of HomeTown Buffet for the years ended December 28, 1994 and January 3, 1996, which statements reflect total assets of $145,857,000 as of January 3, 1996 and total restaurant sales of $74,715,000 and $151,517,000 for the years ended December 28, 1994 and January 3, 1996, respectively. Those statements, before the restatements to conform the accounting policies of the two companies described in Note B to the consolidated financial statements, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for HomeTown Buffet for the year ended December 28, 1994 and as of and for the year ended January 3, 1996, is based solely on the report of such other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buffets, Inc. and subsidiaries as of January 3, 1996 and January 1, 1997 and the results of their operations and their cash flows for each of the three years (52-53 weeks) in the period ended January 1, 1997 in conformity with generally accepted accounting principles.

     We also audited the adjustments to conform the accounting policies described in Note B that were applied to restate the consolidated financial statements of HomeTown Buffet as of January 3, 1996 and for the years ended December 28, 1994 and January 3, 1996. In our opinion, such adjustments are appropriate and have been properly applied.



/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 19, 1997


                             --------------------

                              STOCK INFORMATION

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     The Company's common stock trades on The Nasdaq Stock Market under the symbol "BOCB." As of March 17, 1997, the approximate number of holders of the Company's common stock was 12,988 based upon the number of record holders and an estimate of individual participants in security position listings.

     The following table sets forth the range of high and low closing sale prices reported on The Nasdaq Stock Market for the period from January 1, 1995 to the end of the calendar year corresponding to the fiscal year covered by this report. The amounts represent prices between dealers in securities, without adjustments for retail markups, markdowns or commissions.

     The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender. The Board of Directors intends to retain earnings for the foreseeable future for use in the expansion of the Company's business.

                                             High         Low
                                           --------      ------
Calendar 1995
  First Quarter . . . . . . . . . . . . .  $12 1/16      $9 1/8
  Second Quarter  . . . . . . . . . . . .   14 5/8        9 3/8
  Third Quarter . . . . . . . . . . . . .   14 5/8       11 1/4
  Fourth Quarter  . . . . . . . . . . . .   15 1/2       11 3/8

Calendar 1996
  First Quarter . . . . . . . . . . . . .  $14 1/2      $11 7/8
  Second Quarter  . . . . . . . . . . . .   14 1/8       11 5/8
  Third Quarter . . . . . . . . . . . . .   14 7/8        9 5/8
  Fourth Quarter  . . . . . . . . . . . .   11 1/8        8 15/16


                             --------------------