Form 10-K, Exhibit 13
period 1997-12-31
BUFFETS INC
filed 1998-03-30
CIK 750274

                                            --------------------------------------
                                             SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                        YEAR (52-53 WEEKS) ENDED
                                                                -------------------------------------------------------------------

                                                                DECEMBER 29,  DECEMBER 28,    JANUARY 3,    JANUARY 1,  DECEMBER 31,
                                                                   1993          1994          1996 (1)       1997         1997
                                                                -----------   -----------     ---------     ---------   -----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RESTAURANT DATA)
STATEMENT OF OPERATIONS DATA:

  Restaurant sales ...........................................    $ 369,580     $ 484,459     $ 661,445     $ 750,707     $ 808,529
  Restaurant costs ...........................................      306,016       406,497       567,290       659,784       712,004
                                                                  ---------     ---------     ---------     ---------     ---------
  Restaurant profits .........................................       63,564        77,962        94,155        90,923        96,525
  Selling, general, and
   administrative expenses ...................................       28,516        38,460        40,276        47,594        48,158
  Merger, impairment, and
   site closing costs ........................................                      1,500         1,370        49,572         1,500
  Other income (expense) .....................................          886         2,586           574          (520)         (359)
                                                                  ---------     ---------     ---------     ---------     ---------

  Earnings (loss) before
   income taxes ..............................................       35,934        40,588        53,083        (6,763)       46,508

  Income taxes ...............................................       13,849        15,284        20,176           440        17,910
                                                                  ---------     ---------     ---------     ---------     ---------
  Net earnings (loss) ........................................    $  22,085     $  25,304     $  32,907     $  (7,203)    $  28,598
                                                                  =========     =========     =========     =========     =========
  Earnings (loss) per share:
   Basic .....................................................    $     .63     $     .58     $     .74     $    (.16)    $     .63
                                                                  =========     =========     =========     =========     =========
   Diluted ...................................................    $     .60     $     .56     $     .73     $    (.16)    $     .62
                                                                  =========     =========     =========     =========     =========

  Weighted average common shares assumed outstanding:
   Basic .....................................................       35,299        43,962        44,604        45,068        45,257
   Diluted ...................................................       36,890        45,291        45,578        45,068        49,140

BALANCE SHEET DATA:
  Property and equipment(net) ................................    $ 151,954     $ 248,526     $ 328,573     $ 327,721     $ 330,647
  Total assets ...............................................      211,131       290,289       399,752       370,683       403,576
  Long-term debt (including
   current portion) ..........................................          978         7,789        64,655        48,633        46,693
  Stockholders' equity .......................................      159,487       205,842       242,434       236,791       266,687

RESTAURANT DATA:
  Restaurants opened or
   acquired during period ....................................           48            60            65            41            18

  Restaurants closed or
   relocated during period ...................................                                       (3)           (8)           (4)

  Restaurants open (end of period):
   Company-owned .............................................          191           251           313           346           360
   Franchised ................................................           15            23            25            24            24
                                                                  ---------     ---------     ---------     ---------     ---------
       Total .................................................          206           274           338           370           384

  Average weekly sales of
   Company-owned restaurants
   open during period ........................................    $  43,728     $  44,395     $  44,447     $  43,669     $  44,242

(1)    The Company's fiscal year consisted of 53 weeks

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         The Company operates and franchises high-quality, scatter bar buffet restaurants principally under the names Old Country Buffet and HomeTown Buffet. The Company also operates four Roadhouse Grill restaurants, one Country Roadhouse Buffet & Grill restaurant (opened in January 1998) and one PIZZAPLAY restaurant. Restaurants in the states of Colorado and Wyoming operate under the name of Country Buffet. The Company opened its first Old Country Buffet restaurant on March 22, 1984. As of December 31, 1997, the Company operated 360 Company-owned restaurants in total, and had 24 franchisee-operated restaurants.

         On September 20, 1996, a wholly-owned subsidiary of the Company merged into HomeTown Buffet, Inc. ("HomeTown Buffet"). See Note B to the consolidated financial statements. As a result of the merger, HomeTown Buffet became a wholly-owned subsidiary of the Company. The merger was accounted for as a pooling of interests and, accordingly, the following discussion and the accompanying consolidated financial statements include the accounts and operations of Buffets and HomeTown Buffet for all periods presented. The acquisition of HomeTown Buffet enabled the Company to quickly increase its presence in additional geographic markets, most notably in California, provided the Company with additional management expertise and depth, and provided synergistic opportunities. In connection with the merger, the Company recognized certain merger-related costs during 1996. See "Merger Costs, Duplicate Site Closing Costs, and Impairment of Assets" on page 6.

         Certain information concerning the operating results of the Company is presented in the table below.


--------------------------------------------------------------------------------
                                       Fifty-Three     Fifty-Two     Fifty-Two
                                       Weeks Ended     Weeks Ended  Weeks Ended
                                        January 3,      January 1,  December 31,
                                          1996            1997         1997
                                       -----------     -----------  ------------

Restaurant sales ...................        100.0%         100.0%         100.0%
                                        ---------      ---------      ---------
Restaurant costs:
  Food costs .......................         35.6           35.0           33.9
  Labor costs ......................         27.9           29.1           29.8
  Direct and occupancy costs .......         22.3           23.8           24.4
                                        ---------      ---------      ---------
    Total restaurant costs .........         85.8           87.9           88.1
                                        ---------      ---------      ---------
Restaurant profits .................         14.2           12.1           11.9

Selling, general, and
  administrative expenses ..........          6.1            6.3            6.0
Merger and merger related costs ....                          .9
Duplicate site closing costs .......                         1.4
Impairment of assets ...............                         3.7
Other site closing costs ...........           .2             .6             .1
                                        ---------      ---------      ---------
                                              7.9            (.8)           5.8
Other income (expense) .............           .1            (.1)
                                        ---------      ---------      ---------
Earnings (loss) before
  income taxes .....................          8.0            (.9)           5.8
Income taxes .......................          3.0             .1            2.3
                                        ---------      ---------      ---------
Net earnings (loss) ................          5.0%          (1.0)%          3.5%
                                        =========      =========      =========
Number of Company-owned
  restaurants open at
  end of period ....................          313            346            360
Average weekly sales of
  Company-owned restaurants
  open during period ...............    $  44,447      $  43,669      $  44,242

                                        5

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

RESTAURANT SALES

         Restaurant sales for 1997 increased $57.8 million or 7.7% over sales in 1996, which in turn had increased by $89.3 million or 13.5% over those achieved in 1995. The increases in revenues during the three years have been primarily due to sales generated by new restaurants. In 1997, the Company opened 18 restaurants, compared with 41 new restaurants in 1996 and 65 in 1995. In 1997, the Company closed three underperforming restaurants and one duplicate site restaurant. In 1996, the Company closed four underperforming restaurants and four duplicate site restaurants. In 1998, the Company anticipates that it will open approximately 25 new restaurants, primarily buffet style, and convert several existing restaurants to our new buffet concepts. The Company's price increases have been in line with inflation for the past three years.

         Average weekly sales per restaurant increased 1.3% from 1996 to 1997 and decreased 1.7% from 1995 to 1996. Comparable sales per restaurant decreased
 .9% from 1996 to 1997 and decreased 3.4% from 1995 to 1996. The average weekly sales statistic reflects the performance of the Company's restaurants, both new and old. The Company manages its business on average weekly sales, rather than comparable restaurant sales, as the best measure of comparative restaurant sales performance. The comparable restaurant sales statistic would exclude 26% and 37% for 1997 and 1996, respectively, of the Company's restaurants that had been open or converted to the scatter bar system or remodeled for less than two full years at the end of each fiscal year.

         Sales are seasonal, with a lower percentage of annual sales occurring in most of the Company's current market areas during the winter months.

RESTAURANT COSTS

         As a percentage of restaurant sales, total restaurant costs increased to 88.1% in 1997 from 87.9% in 1996 and 85.8% in 1995. Food costs as a percentage of sales decreased to 33.9% in 1997 from 35.0% in 1996 primarily due to a decrease in the cost of various meats and dairy products. Food costs as a percentage of sales decreased to 35.0% in 1996 from 35.6% in 1995 due to a decrease in the cost of fruits and vegetables. Labor costs as a percentage of sales increased to 29.8% in 1997 from 29.1% in 1996, which in turn had increased from 27.9% in 1995. The increase in labor costs in the past two fiscal years was primarily due to increases in management and employee wages as a result of a more competitive labor market and increased training and staffing of hourly and management employees to better serve the customer. Direct and occupancy costs as a percentage of sales were 24.4%, 23.8% and 22.3% in 1997, 1996 and 1995, respectively. The Company's policy of expensing all pre-opening costs when incurred adversely affects restaurant costs and restaurant profits during the periods when new restaurants are developed and opened. However, most restaurants are profitable within the first month after opening.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

      Selling, general, and administrative expenses increased $.6 million, but decreased as a percentage of sales to 6.0% in 1997 from 6.3% in 1996. Selling, general, and administrative expenses in 1996 increased $7.3 million, and increased as a percentage of sales to 6.3% from 6.1% in 1995. The increase in selling, general, and administrative expenses in 1997 from 1996 was due primarily to an increase in advertising costs partially offset by a decrease in general, and administrative expenses. The Company is anticipating doubling its marketing spending in 1998 to approximately $18.0 million which includes the development of four new television commercials to run in 1998. The increase in selling, general, and administrative costs as a percentage of sales in 1996 from 1995 was due primarily to an increase in advertising costs. Advertising costs represented 1.3% of sales during 1997, compared with 1.2% of sales during 1996 and .9% of sales during 1995.

MERGER COSTS, DUPLICATE SITE CLOSING COSTS, AND IMPAIRMENT OF ASSETS

        In 1996, costs related to the HomeTown Buffet merger totaled $17.3 million, of which $6.6 million was for investment banking, accounting, legal and other merger costs and $10.7 million was for the closure of five duplicate restaurants and HomeTown Buffet's San Diego headquarters.

        The application of Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" resulted in the Company determining an impairment write down was necessary for certain locations due to a significant drop in average weekly sales and corresponding trend of increasing operating losses at certain locations. The Company wrote down the carrying value of specific restaurants and decided to close certain restaurants. In October 1996, the Company determined a $27.7 million impairment write down was necessary for 38 restaurants and decided to close three restaurants. In December 1997, the Company determined a further impairment write down of $.3 million relating to one restaurant was necessary and decided to close two restaurants previously impaired. The write downs represented a reduction of the carrying amounts of specifically identified impaired restaurants to their estimated fair value, as determined by using discounted estimated future cash flows. The cost of closing the restaurants in fiscal 1996 and 1997 was $4.5 million and $1.2 million, respectively. In 1996, depreciation and amortization relating to the impaired assets and the eight restaurants closed amounted to $3.8 million through the third quarter of fiscal year 1996.

         In the future, it is reasonably possible although not currently estimable that the Company will incur future impairment charges. These charges will generally arise as estimates used in the evaluation and measurement of impairments relating to the restaurants written down are refined based on new information or as a result of future events or changes in circumstances that cause other restaurants to be impaired. Also, any future expenditures for impaired restaurants that would normally be capitalized will have to be immediately evaluated for recoverability. The application of SFAS No. 121 could result in lower closure costs or increased gains for impaired restaurants that are closed or sold, respectively.

OTHER INCOME (EXPENSE)

       Other expense remained relatively constant for the years 1997 and 1996. The increase in other expense in 1997 and 1996 compared to 1995, relates to the increase in interest expense for the $41.5 million 7% subordinated notes issued by HomeTown Buffet in November 1995.

INCOME TAXES

       In 1997, income taxes were 38.5% of earnings before taxes. In 1996, the Company recorded income tax expense of $440,000 despite having a loss before income taxes primarily due to a portion of the merger-related costs not being deductible for tax purposes and the impact of state income taxes. Income taxes were 38.0% of earnings before taxes in 1995. The utilization of HomeTown Buffet's 1994 net operating loss carryforwards were fully utilized in 1995.

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

         In fiscal 1997, net cash provided by operating activities increased by $13.9 million to $75.6 million, as compared with $61.7 million in 1996 and $76.1 million in 1995. The increase in net cash provided by operations in 1997 was primarily due to the increase in net earnings compared to the net loss in 1996.

         Cash flows used in investing activities totaled $42.5 million, $48.8 million and $116.9 million for fiscal 1997, 1996 and 1995, respectively, consisting of capital expenditures primarily for new restaurants, conversion of restaurants, restaurants acquired, or remodeling of existing restaurants, offset by cash received from landlords.

        Cash flows (used in) or provided by financing activities have been $(.9) million, $(16.7) million and $48.4 million for fiscal 1997, 1996 and 1995, respectively. Cash flows used in financing activities in 1997 consisted primarily of debt payments of $1.9 million partially offset by $1.0 million received from the exercise of employee stock options. Cash flows used in financing activities in 1996 consisted of debt payments of $18.0 million partially offset by $1.3 million received from the exercise of employee stock options. Cash flows provided by financing activities in 1995 consisted principally of the proceeds from the issuance of long-term debt of $47.3 million and $2.1 million from the exercise of employee stock options.

        The Company has a $50 million unsecured revolving line of credit. The Company is required to pay a quarterly commitment fee equal to 1/4 of 1% per annum on the unused balance. At December 31, 1997, and during the fiscal year then ended, the Company had no borrowings under the line of credit.

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

         The Company requires significant amounts of capital to fund its growth. During 1998, the Company expects to open approximately 25 new restaurants, primarily buffet style restaurants. The Company expects to potentially spend approximately $45 to $50 million in aggregate on these new restaurants, depending upon the level of contributions obtained from landlords for leasehold improvements and the number of acquisitions of freestanding Company-owned sites, along with improvement costs at existing locations.

         The Company also expects to convert several existing restaurants to either the PIZZAPLAY or Country Roadhouse Buffet & Grill concept. At the present time, management is unable to estimate the number of restaurant conversions.

         The Company has traditionally located its restaurants within or adjacent to strip or neighborhood shopping centers in principally leased facilities. However, depending upon the availability of suitable mall locations, or in order to obtain optimal locations within particular markets, the Company also purchases or ground-leases land on which it constructs freestanding restaurants. The Company currently has 80 freestanding locations, 21 of which it owns. In 1997, 9 of the 18 restaurants opened were freestanding units, 1 of which was constructed on land owned by the Company. The mix of freestanding to in-line mall units in 1998 is expected to be similar to 1997. The capital expenditure required for a freestanding location can be over 100% greater than for a mall location. If the Company further pursues development of freestanding locations, the cost per location and related cash requirements will increase substantially over the Company's historical costs of development and will not be offset by landlord contributions that typically have been associated with in-line mall locations.

       Sources of capital for restaurants to be opened or converted in 1998 and early 1999 are anticipated to be funds from existing cash and cash equivalents, cash provided by operations, credit received from trade suppliers, landlord contributions for leasehold improvements and current bank financing. The Company believes that these sources will be adequate to finance operations and the additional restaurants and conversions included in the Company's restaurant development plans for 1998 and early 1999. However, in order to remain prepared for further significant growth in future years, the Company will continue to evaluate its financing needs and seek additional funding if appropriate. The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender. The Board of Directors currently intends to retain earnings for the foreseeable future for use in the expansion of the Company's business.

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

YEAR 2000 COMPLIANCE

        All major internal information systems have been replaced due to the Company's growth in the last four years. Year 2000 issues were addressed when selecting and implementing these systems. All hardware, software, phone and security systems have been reviewed for year 2000 compliance. The Company will continue to invest in technology to accommodate the Company's future growth. Compliance with year 2000 is a byproduct of these upgrades.

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

ACCOUNTING PRONOUNCEMENTS

       In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," which will be effective for the Company beginning January 1, 1998. SFAS No. 131 redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about a company's operating segments. The Company anticipates the adoption of SFAS No. 131 will result in the Company continuing to operate in one segment, the casual dining restaurant segment.

FORWARD-LOOKING INFORMATION

     Certain statements in this Annual Report (which are summarized below) and in the Company's press releases and oral statements made by or with the approval of the Company's executive officers constitute or will constitute "forward-looking statements." All forward-looking statements involve risks and uncertainties, and actual results may be materially different. The following factors are among those that could cause the Company's actual results to differ materially from those set forth in such forward-looking statements.

     The ability of the Company to open new restaurants, and the allocation of new restaurants among the Company's currently available and future concepts, depends on a number of factors, including its ability to find suitable locations and negotiate acceptable leases and land purchases, its ability to attract and retain a sufficient number of qualified restaurant managers, the comparative potential return and risk associated with the particular restaurant concept, and the availability of capital. The proportion of new restaurants that will be freestanding units, either owned or leased, rather than in-line mall locations will depend upon the availability and cost of suitable mall locations. The costs of restaurant development and conversion will depend upon the level of contributions from landlords for leasehold improvements, the actual number of freestanding sites utilized in such development and whether such sites involve land purchases, the cost of building supplies and general construction risks and costs. The ultimate level of television advertising expenditures in 1998 will be contingent upon the effectiveness of the commercials, the availability and cost of advertising air time, and changes in the Company's marketing priorities. The Company's ability to generate revenue as currently expected, unexpected expenses and the need for additional funds to react to changes in the marketplace, including unexpected increases in personnel costs and food supply costs, may impact whether the Company has sufficient cash resources to fund its restaurant development and conversion plans for 1998 and early

1999. The prospect of future restaurant conversions is contingent upon the costs of the conversions, the financial return anticipated with such conversion, and the availability of viable alternative concepts. The Company periodically reviews the operating results of individual restaurants to determine if impairment charges on underperforming assets are necessary, and the need for restaurant closings, and it is reasonable to expect that such actions will be required from time to time in the future. There is no certainty that currently available sources of cash will remain available to the Company over time.

      Other factors that could cause actual results of the Company to differ materially from those contained in any such forward- looking statements include the success and timing of the continuing integration of the operations of Buffets and HomeTown Buffet, general economic conditions, the actions of existing and future competitors, weather factors, the success of conversions, unforseen health and safety developments regarding restaurant operations, and regulatory constraints. The Company assumes no obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences.

                         BUFFETS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------------
                                          Fifty-Three       Fifty-Two      Fifty-Two
                                          Weeks Ended      Weeks Ended    Weeks Ended
                                           January 3,       January 1,    December 31,
                                             1996             1997           1997
                                          ----------       ----------     -----------
                                            (in thousands, except per share amounts)


RESTAURANT SALES........................   $661,445         $750,707       $808,529
RESTAURANT COSTS:
  Food costs............................    235,083          263,137        273,942
  Labor costs...........................    184,732          218,121        240,956
  Direct and occupancy costs............    147,475          178,526        197,106
                                           --------         --------       --------

  Total restaurant costs................    567,290          659,784        712,004
                                           --------         --------       --------

RESTAURANT PROFITS......................     94,155           90,923         96,525
SELLING, GENERAL, AND ADMINISTRATIVE
  EXPENSES..............................     40,276           47,594         48,158
MERGER AND MERGER RELATED
  COSTS (NOTE B)........................                       6,584
DUPLICATE SITE CLOSING
  COSTS (NOTE B)........................                      10,702
IMPAIRMENT OF ASSETS (NOTE C)...........                      27,739            258
OTHER SITE CLOSING COSTS................      1,370            4,547          1,242
                                           --------         --------       --------
                                             52,509           (6,243)        46,867
OTHER INCOME (EXPENSE):
  Franchise fees and royalties..........      1,356            1,506          1,395
  Interest income.......................        607            1,517          1,668
  Interest expense......................     (1,391)          (3,617)        (3,541)
  Other.................................          2               74            119
                                           --------         --------       --------
                                                574             (520)          (359)
                                           --------         --------       --------

EARNINGS (LOSS) BEFORE INCOME TAXES.....     53,083           (6,763)        46,508

INCOME TAXES (NOTE I)...................     20,176              440         17,910
                                           --------         --------       --------
NET EARNINGS (LOSS).....................   $ 32,907         $ (7,203)      $ 28,598
                                           ========         ========       ========

EARNINGS (LOSS) PER SHARE:
 BASIC..................................       $.74            $(.16)          $.63
                                           ========         ========       ========
 DILUTED................................       $.73            $(.16)          $.62
                                           ========         ========       ========

WEIGHTED AVERAGE COMMON SHARES
 ASSUMED OUTSTANDING:
 BASIC..................................     44,604           45,068         45,257
 DILUTED................................     45,578           45,068         49,140

                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
                                                       January 1,   December 31,
                                                         1997          1997
                                                       ---------    -----------
                                        (in thousands, except par value amounts)
Assets
CURRENT ASSETS:
  Cash and cash equivalents.......................      $ 10,772       $ 43,030
  Receivable from landlords.......................         2,642          1,430
  Inventory.......................................         3,653          4,934
  Prepaid rents...................................         2,782
  Other current assets............................         2,639          1,986
  Refundable income taxes.........................                        1,313
  Deferred income taxes (NOTE I)..................        11,975         12,418
                                                        --------       --------
    TOTAL CURRENT ASSETS..........................        34,463         65,111
                                                        --------       --------
PROPERTY AND EQUIPMENT:
  Land............................................        15,686         15,688
  Buildings.......................................        30,537         31,773
  Equipment.......................................       228,046        246,006
  Leasehold improvements..........................       185,263        203,874
                                                        --------       --------
                                                         459,532        497,341
  Less accumulated depreciation and
    amortization..................................       131,811        166,694
                                                        --------       --------
                                                         327,721        330,647
GOODWILL, net of accumulated amortization
    of $1,615 and $1,965, respectively............         5,974          5,624
OTHER ASSETS......................................         2,525          2,194
                                                        --------       --------
                                                        $370,683       $403,576
                                                        ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable................................      $ 29,483       $ 29,910
  Accrued payroll and related benefits............        16,229         15,520
  Accrued rents...................................        13,892         15,640
  Accrued sales taxes.............................         3,497          3,393
  Accrued insurance...............................         4,390          5,561
  Accrued store closing costs.....................         7,703          7,955
  Other accrued expenses..........................         5,779          5,310
  Income taxes payable............................           615
  Current portion of capital leases (NOTE G)......         2,055         2,239
                                                        --------       --------
    TOTAL CURRENT LIABILITIES.....................        83,643         85,528
LONG-TERM DEBT  (NOTE D)..........................        41,500         41,500
LONG-TERM PORTION OF CAPITAL LEASES (NOTE G)......         5,078          2,954
DEFERRED INCOME...................................           405            212
DEFERRED INCOME TAXES  (NOTE I)...................         3,266          6,695
COMMITMENTS AND CONTINGENCIES (NOTE G)............
STOCKHOLDERS' EQUITY (NOTE F):
  Preferred stock, $.01 par value; authorized
    5,000 shares; none issued and outstanding
  Common stock, $.01 par value; authorized
    60,000 shares; issued and outstanding
    45,159 and 45,371 shares, respectively........           452            454
  Additional paid-in capital......................       116,330        117,626
  Retained earnings...............................       120,009        148,607
                                                        --------       --------
    TOTAL STOCKHOLDERS' EQUITY....................       236,791        266,687
                                                        --------       --------
                                                        $370,683       $403,576
                                                        ========       ========



                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-------------------------------------------------------------------------------------------
                                                       Additional
                                            Common      Paid-in       Retained
                                            Stock       Capital       Earnings      Total
                                            -----       -------       --------      -----
                                                          (in thousands)

BALANCES, December 28, 1994................. $443       $111,094      $ 94,305     $205,842
  Net earnings..............................                            32,907       32,907
  Common stock issued under employees'
    stock option plans......................    4          2,106                      2,110
  Tax benefit from early disposition
    of common stock issued under
    employees' stock option
    plans (NOTE I)..........................                 308                        308
  Common stock issued for acquisition
    of Evergreen Buffets, Inc...............    1          1,266                      1,267
                                             ----       --------      --------     --------

BALANCES, January 3, 1996...................  448        114,774       127,212      242,434
  Net loss..................................                            (7,203)      (7,203)
  Common stock issued under employees'
    stock option plans......................    4          1,333                      1,337
  Tax benefit from early disposition
    of common stock issued under
    employees' stock option
    plans (NOTE I)..........................                 223                        223
                                             ----       --------      --------     --------

BALANCES, January 1, 1997...................  452        116,330       120,009      236,791
  Net earnings..............................                            28,598       28,598
  Common stock issued under employees'
    stock option plans......................    2          1,027                      1,029
  Tax benefit from early disposition
    of common stock issued under
    employees' stock option
    plans (NOTE I)..........................                 269                        269
                                             ----       --------      --------     --------

BALANCES, December 31, 1997................. $454       $117,626      $148,607     $266,687
                                             ====       ========      ========     ========



                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Fifty-Three    Fifty-Two     Fifty-Two
                                                                         Weeks Ended   Weeks Ended   Weeks Ended
                                                                          January 3,    January 1,   December 31,
                                                                            1996          1997          1997
                                                                         ----------    ----------    -----------
                                                                                    (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)..............................................       $ 32,907     $ (7,203)      $ 28,598
  Adjustments to reconcile net earnings (loss)
   to net cash provided by operating activities:
        Depreciation and amortization..............................         32,617       39,504         41,192
        Amortization of premium/discount in investments............            135
        Impairment of assets and site closing costs................          1,370       42,988          1,500
        Tax benefit from early disposition of
          common stock.............................................            308          223            269
        Deferred income............................................            598         (193)          (193)
        Deferred income taxes......................................          1,636      (15,866)         2,986
        Changes in assets and liabilities, net of acquisitions:
              Inventory............................................         (1,028)         485         (1,281)
              Other current assets.................................           (940)        (611)         3,435
              Refundable income taxes..............................         (1,829)       1,829         (1,313)
              Other assets.........................................           (533)         (75)           (43)
              Accounts payable.....................................          5,708       (7,249)           427
              Accrued payroll and related benefits.................          1,119        1,268           (709)
              Other accrued expenses...............................          4,401        5,985          1,368
              Income taxes payable.................................           (356)         615           (615)
                                                                          --------     --------       --------
                  Total adjustments................................         43,206       68,903         47,023
                                                                          --------     --------       --------
                  Net cash provided by operating activities........         76,113       61,700         75,621

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.............................................       (105,463)     (78,752)       (47,439)
  Cash received from landlords.....................................          5,511        3,101          4,987
  Purchase of investments..........................................       (123,468)    (125,251)
  Proceeds from sale of investments................................        106,556      153,079
  Purchase of minority interest in HTB I...........................                        (950)
                                                                          --------     --------       --------
                  Net cash used in investing activities............       (116,864)     (48,773)       (42,452)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under short-term debt.................................         22,564
  Payments of short-term debt......................................        (21,600)      (2,000)
  Borrowings under long-term debt..................................         47,255
  Debt offering expenses...........................................           (319)
  Payments of long-term debt.......................................                     (14,000)
  Payments of capital leases.......................................         (1,636)      (2,022)        (1,940)
  Proceeds from exercise of employee stock options.................          2,110        1,337          1,029
                                                                          --------     --------       --------
                  Net cash provided by (used in)
                    financing activities...........................         48,374      (16,685)          (911)
                                                                          --------     --------       --------
NET INCREASE (DECREASE)IN CASH AND CASH EQUIVALENTS................          7,623       (3,758)        32,258
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.....................          6,907       14,530         10,772
                                                                          --------     --------       --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...........................       $ 14,530     $ 10,772       $ 43,030
                                                                          ========     ========       ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Business acquisitions (NOTE J)
Cash paid during the year for:
  Interest (net of capitalized interest of $305, $63,
    and $304 in 1995, 1996, and 1997, respectively)................       $  1,380     $  3,635       $  3,768
  Income taxes.....................................................         14,275       14,661         16,831


                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 3, 1996 (53 WEEKS), JANUARY 1, 1997 (52 WEEKS), AND DECEMBER 31, 1997 (52 WEEKS)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS:

         Buffets, Inc. and subsidiaries (the Company) owns and operates a chain of restaurants under the name of Old Country Buffet, Country Buffet, HomeTown Buffet, Roadhouse Grill, Country Roadhouse Buffet & Grill and PIZZAPLAY. The Company had 360 Company-owned restaurants and 24 franchised restaurants operating as of December 31, 1997. In addition to initial franchise fees, franchisees pay royalties based on gross sales.

CONSOLIDATION:

         The consolidated financial statements include the accounts of Buffets, Inc., and its subsidiaries Evergreen Buffets, Inc. ("Evergreen"), HomeTown Buffet, Inc. ("HomeTown Buffet"), Dinertainment, Inc., HomeTown Construction and Development, Inc., HTB Ventures I, Inc., HTB Ventures II, Inc., OCB Restaurant Co., OCB Realty Co., OCB Purchasing Co. and OCB Property Co. All significant intercompany transactions have been eliminated.

FISCAL YEAR:

         The Company's fiscal year, which ends on the Wednesday nearest December 31, is comprised of fifty-two or fifty-three weeks divided into four periods of sixteen, twelve, twelve and twelve or thirteen weeks, respectively. The fiscal year ended January 3, 1996 was a fifty-three week year and the fiscal years ended January 1, 1997 and December 31, 1997 were fifty-two week years.

CASH EQUIVALENTS:

         The Company considers investments with a maturity of three months or less to be cash equivalents. The fair value of cash equivalents approximates the carrying value because of their short-term maturity.

RECEIVABLE FROM LANDLORDS:

         The portions of costs for leasehold improvements remaining to be reimbursed by landlords at year end are recorded as receivables.

INVENTORY:

         Inventory, which consists primarily of food, is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

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

INCOME TAXES:

         The Company utilizes Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates.

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

NET EARNINGS (LOSS) PER SHARE:

         Effective December 31, 1997 the Company adopted SFAS No. 128, "Earnings per Share." Earnings (loss) per share amounts presented for 1996 and 1995 have been restated for the adoption of SFAS No. 128.

         Basic earnings (loss) per share are computed by dividing net income
(loss) by the weighted average number of common shares outstanding. Diluted earnings per share assumes conversion of convertible subordinated notes as of the beginning of the year and exercise of stock options using the treasury stock method, if dilutive. In 1996, diluted loss per share is the same as basic loss per share due to the antidilutive effect of the assumed conversion of convertible subordinated notes and the exercise of stock options. The following is a reconciliation of the numerators and denominators used to calculate diluted earnings (loss) per share:


                                      Fifty-Three    Fifty-Two      Fifty-Two
                                      Weeks Ended   Weeks Ended    Weeks Ended
                                       January 3,    January 1,    December 31,
                                         1996          1997           1997
                                      ----------     ---------      ----------

Net earnings (loss)...................   $32,907      $ (7,203)      $28,598
Interest on convertible
 subordinated notes (after tax).......       138                       1,786
                                         -------      --------       -------
Income (loss) available to
 common shareholders and assumed
 conversion...........................   $33,045      $ (7,203)      $30,384
                                         =======      ========       =======

Weighted average common
 shares outstanding...................    44,604        45,068        45,257
Dilutive effect of:
 Convertible subordinated notes.......       274                       3,556
 Stock options........................       700                         327
                                         -------      --------       -------
Common shares assuming dilution.......    45,578        45,068        49,140
                                         =======      ========       =======

B. HOMETOWN MERGER

         On September 20, 1996, the Company completed the merger of HomeTown Buffet. The merger was accounted for as a pooling of interests. Accordingly, all prior period consolidated financial statements presented have been restated as if the merger took place at the beginning of such periods. In connection with the merger, the Company issued approximately 13,733,700 shares of its common stock and issued 1,967,200 options in substitution for previously outstanding HomeTown Buffet stock options. In addition, the Company guaranteed the obligations of HomeTown Buffet under HomeTown Buffet's outstanding 7% subordinated convertible notes, and the Company's common stock will be issued upon any conversion thereof. Approximately $41.5 million in principal amount of the notes are currently outstanding.

         In connection with the merger, the Company incurred approximately $17.3 million of merger and merger-related costs, including $6.6 million for investment banking, accounting, legal, and other merger costs and $10.7 million for the closure of five duplicate restaurants and HomeTown Buffet's San Diego headquarters.

C. IMPAIRMENT OF LONG-LIVED ASSETS

         In October 1996 and December 1997, the Company determined that an impairment write down was necessary for certain locations due to a significant drop in average weekly sales and corresponding trend of increasing operating losses at certain locations. The Company wrote down the carrying value of specific restaurants and decided to close certain restaurants. In 1996, the Company determined a $27.7 million impairment write down was necessary for 38 restaurants and decided to close three restaurants. In 1997, the Company determined a further impairment write down of $.3 million relating to one restaurant was necessary and decided to close two restaurants previously impaired. The write downs represented a reduction of the carrying amounts of the impaired restaurants to their estimated fair value, as determined by using discounted estimated future cash flows. The cost of closing the restaurants in 1996 and 1997 was $4.5 million and $1.2 million, respectively. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

         As a result of the reduced carrying amount of the impaired restaurants in 1996, depreciation and amortization expense for the fourth quarter of fiscal 1996 was reduced by $.7 million and full-year 1997 depreciation and amortization expense was reduced by $3.0 million.

D.  DEBT

         The Company has a $50 million unsecured revolving line of credit which expires June 30, 1999. On July 1, 1999, providing no default or event of default has occurred and is continuing, the line of credit is convertible, at the Company's option, to a three year term loan, maturing on July 1, 2002. Among other things, pursuant to the agreement with the lender, the Company is required to maintain specified levels of net worth, is limited in net capital expenditures to $95 million in 1998, is required to meet various financial performance criteria, and is restricted from declaring or paying cash dividends to shareholders without the lender's approval. As of January 1, 1997, and December 31, 1997, the Company had no borrowings under the line of credit. Quarterly, the Company is required to pay a commitment fee equal to 1/4 of 1% per annum on the unused balance of the revolving line of credit.

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

         Letters of credit are issued by the Company during the ordinary course of business through a major domestic bank as required by certain insurance policies. As of December 31, 1997 the Company had outstanding letters of credit for $4.6 million.

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

STOCK OPTIONS:

         Under the Company's 1985, 1988, 1991 and 1995 Employee Stock Option Plans and 1997 Non-Employee Director Stock Option Plan (the "Director Plan")(the "Plans"), 6.3 million shares were reserved for future grants. Collectively, options outstanding under the Company's stock option plans: 1) are granted at prices equal to the market value of the stock on the date of the grant, 2) generally vest ratably over a five year vesting period, with the Director Plan vesting upon grant date, and 3) expire over a period not greater than ten years from the date of grant. The 1985 Stock Option Plan expired in 1995. Under the 1995 Stock Option Plan, 1.0 million shares were reserved for future grants. The Company is seeking to obtain shareholder approval at the 1998 annual meeting to increase this amount to 2.5 million shares, and to increase the number of shares reserved under the Director Plan from 25,000 to 150,000. The 1991 Stock Option Plan of HomeTown Buffet expired on September 20, 1996.

         In May 1997, the Compensation Committee of the Company's Board of Directors approved the repricing of stock options to substantially all employees with outstanding options. The Compensation Committee's action was in response to the decline in the market price of the Company's stock during the preceding months, which had effectively eliminated the incentive value of options with a significantly higher exercise price. The Compensation Committee's decision was also based on a number of other factors, including a concern that the Stock Options Plans' ability to recruit and retain employees in the highly competitive restaurant industry had been impaired by the declining value of outstanding options. The employees had the opportunity from May 23, 1997 to June 30, 1997 to have their options repriced at the higher of $9.00 per share or at the fair market value of the Company's common stock on the date they elected to reprice their options if they surrendered 50% of the options being repriced. Employees having stock options to purchase 907,226 shares of common stock with exercise prices ranging from $9.13 to $24.63 exchanged those options for stock options to purchase 453,613 shares of common stock with an average exercise price of $9.00.

         Also in May 1997, the Board approved a stock option grant program for three executive officers who were excluded from the repricing program. The program provides for the three officers the option to purchase an aggregate of 275,000 shares for $9.00 per share, the fair market value on the date awarded. The options vest one third if the fair market value as of the close of trading exceeds $12 per share for thirty consecutive calendar days, one third if the price exceeds $16 per share for thirty consecutive calendar days and one third if the price exceeds $20 per share for thirty consecutive calendar days. The program also provides that all options become exercisable in May 2006, to the extent they have not already vested as a consequence of meeting the share price criteria described above.

         A summary of the status of the Company's stock options is presented below (shares in thousands):


                                 Fifty-Three Weeks         Fifty-Two Weeks      Fifty-Two Weeks
                                      Ended                     Ended                Ended
                                  January 3, 1996           January 1, 1997     December 31, 1997
                                ---------------------    --------------------  --------------------
                                            Wgtd Avg                Wgtd Avg              Wgtd Avg
                                Shares     Exer Price    Shares    Exer Price  Shares    Exer Price
                                ------     ----------    ------    ----------  ------    ----------
Outstanding at beginning
  of year....................   3,993        $12.05       4,081      $11.49      4,339     $11.81
Granted......................   1,251         10.77       1,296       11.27      1,828       9.07
Exercised....................    (318)         6.70        (326)       3.85       (211)      4.80
Canceled.....................    (845)        14.87        (712)      12.63     (1,621)     14.18
                                -----                     -----                 ------
Outstanding at end of
  year.......................   4,081        $11.49       4,339      $11.81      4,335     $10.11
                                =====        ======       =====      ======     ======     ======
Options exercisable at
  year end...................   1,534        $10.36       1,805      $11.54      1,691     $10.15
                                =====        ======       =====      ======     ======     ======
Options available for future
 grant.......................   2,003                       774                    364
                                =====                     =====                 ======


     The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the plans. No compensation cost has been recognized for options issued under the plans when the exercise price of the options granted is at least equal to the fair value of the common stock on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1995, 1996, and 1997 consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net earnings (loss) would have changed to the pro forma amounts indicated below:


                                               1995       1996      1997
                                               ----       ----      ----
Net earnings (loss), as reported.........     32,907    $(7,203)   $28,598
Net earnings (loss), pro forma...........     30,248    $(9,717)    22,892

Basic earnings (loss) per common
  share, as reported.....................       $.74      $(.16)      $.63
Basic earnings (loss) per common
  share, pro forma.......................       $.68      $(.22)      $.51

Diluted earnings (loss) per common
  share, as reported.....................       $.73      $(.16)      $.62
Diluted earnings (loss) per common
  share, pro forma.......................       $.67      $(.22)      $.50

    The fair value of each option grant is estimated on the grant date using the Black-Sholes option-pricing model with the following assumptions and results for the grants:


                                           1995            1996           1997
                                           ----            ----           ----
Dividend yield.........................    None           None             None
Expected volatility....................   67.67%         64.21%           61.18%
Expected life of option................      10             10               10
Risk free interest rate................    6.88%          6.68%            6.57%
Fair value of options on grant date....   $8.86          $8.45            $9.04

     The following table summarizes information about stock options outstanding at December 31, 1997 (shares in thousands):

                               Options Outstanding                    Options Exercisable
                     -------------------------------------------    ------------------------
                                         Wgtd Avg
Range of                                Remaining      Wgtd Avg                     Wgtd Avg
Exercise                Number         Contractual     Exercise        Number       Exercise
 Prices              Outstanding      Life (Years)       Price       Exercisable     Price
--------             -----------      ------------       -----       -----------    --------
$ 1.43-$ 7.38            551               5.93          $ 5.24           323        $ 3.95
$ 7.42-$ 8.76            136               5.19          $ 7.93            81        $ 7.70
$ 9.00-$ 9.00            840               7.92          $ 9.00           250        $ 9.00
$ 9.06-$ 9.62            555               8.03          $ 9.33           155        $ 9.40
$ 9.72-$10.50            664               9.19          $10.18            71        $10.23
$10.58-$11.86            560               7.37          $11.20           168        $11.02
$12.00-$13.00            718               6.32          $12.72           403        $12.88
$13.44-$20.25            287               5.53          $15.24           226        $15.21
$24.25-$24.63             24               6.16          $24.54            14        $24.54
                       -----                                            -----

$ 1.43-$24.63          4,335               7.29          $10.11         1,691        $10.15
                       =====               ====          ======         =====        ======

                                       26

G. COMMITMENTS AND CONTINGENCIES

COMMITMENTS:

     The Company conducts most of its operations from leased restaurant facilities, all of which are classified as operating leases. The Company also leases certain equipment under capital lease agreements. Amortization of assets under capital leases is included in depreciation and amortization expense.

     Equipment includes the following capital lease amounts:

                                      January 1,      December 31,
                                        1997             1997
                                      ---------       -----------

Equipment............................  $10,560          $10,560
Less accumulated amortization........    3,578            5,215
                                       -------          -------
                                       $ 6,982          $ 5,345
                                       =======          =======

     The following is a schedule of future minimum rental payments required under capitalized leases and noncancellable operating leases as of December 31, 1997 (in thousands):

                                            Capital                Operating
                                            Leases                   Leases
                                            ------                 ----------
1998................................        $ 2,643                 $ 36,240
1999................................          2,324                   36,466
2000................................            798                   36,909
2001................................             17                   36,791
2002................................             17                   36,750
Thereafter..........................             43                  256,228
                                            -------                 --------
Total minimum lease payments........          5,842                 $439,384
                                                                    ========
Less amount representing interest
  (at rates ranging from 6.38%
  to 11.80%)........................            649
                                            -------
Present value of net minimum
  capital lease.....................          5,193
Less current portion of
  capital lease payments............          2,239
                                            -------
Long-term portion of capital
  leases...........................        $ 2,954
                                            =======

         Certain of these leases require additional rent based on a percentage of net sales and may require additional payments for real estate taxes and common area maintenance on the properties. Many of these leases also contain renewal options exercisable at the election of the Company.

     Rent expense was as follows (in thousands):

                         Fifty-Three      Fifty-Two       Fifty-Two
                         Weeks Ended      Weeks Ended     Weeks Ended
                          January 3,       January 1,     December 31,
                            1996             1997             1997
                         ----------       ----------      -----------
Minimum rents..........     $28,388         $34,154          $34,609
Percentage rents.......       1,855           1,601            1,670
                            -------         -------          -------
                            $30,243         $35,755          $36,279
                            =======         =======          =======

CONTINGENCIES:

     The Company is involved in various legal actions arising in the normal course of business. Management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

     The Company and certain of its directors and executive officers have been named as defendants in a Third Amended Consolidated Class Action Complaint (the "complaint") brought on behalf of a putative class of all purchasers of common stock of the Company from October 26, 1993 through October 25, 1994 (the "class period") in the United States District Court for the District of Minnesota. The complaint alleges that the defendants made misrepresentations and omissions of material fact during the class period with respect to the Company's operations and restaurant development activities, as a result of which the price of the Company's stock allegedly was artificially inflated during the class period. The complaint further alleges that certain defendants made sales of common stock of the Company during the class period while in possession of material undisclosed information about the Company's operations and restaurant development activities. The complaint alleges that the defendants' conduct violated the Securities Exchange Act of 1934 and seeks compensatory damages in an unspecified amount, prejudgement interest, and an award of attorneys fees, costs and expenses. By Memorandum Opinion and Order filed on January 6, 1998, the District Court denied defendants' motion to dismiss the plaintiffs' Corrected, Third Amended, Consolidated Class Action Complaint ("Third Complaint"). Thus, the action will go forward based upon the allegations of the Third Complaint. Defendants have not yet answered the Third Complaint, but intend to deny plaintiffs' allegations and to assert certain affirmative defenses. Neither a pretrial schedule nor a trial date have been set. Discovery is just beginning. Management of the Company believes that the action is without merit and intends to defend it vigorously. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that while the outcome may have a material effect on earnings in a particular period, the outcome should not have a material effect on the financial condition of the Company.

H.   RETIREMENT PLAN

     The Company adopted a 401(k) plan beginning June 1, 1997 covering all employees with one year of service, age 21 or older, who worked at least 1,000 hours in the prior year. The Company's discretionary contributions to the plan are determined annually by the Board of Directors and are used to match a portion of employees' voluntary contributions.

Participants are 100% vested in their own contributions immediately and in the Company's contributions 20% per year of service with the Company such that they are fully vested at the end of five years of service with the Company. The Company intends to match a portion of the employees 1997 contributions in 1998 totaling approximately $345,000, of which $300,000 was accrued by the Company in 1997.

I.   Income Taxes
     The provision for income taxes consists of the following (in thousands):

                             Fifty-Three        Fifty-Two         Fifty-Two
                             Weeks Ended       Weeks Ended       Weeks Ended
                              January 3,        January 1,       December 31,
                                1996              1997              1997
                             ----------        ----------        -----------
Federal:
  Current...................    $15,833          $13,872           $12,436
  Deferred..................      1,257          (13,385)            2,595
                                -------          -------           -------
                                 17,090              487            15,031
State:
  Current...................      2,399            2,211             2,219
  Deferred..................        379           (2,481)              391
                                -------          -------           -------
                                  2,778             (270)            2,610
Tax effect from early
  disposition of common
  stock.....................        308              223               269
                                -------          -------           -------
                                $20,176          $   440           $17,910
                                =======          =======           =======

     Deferred income taxes are provided to record the income tax effect of temporary differences that occur when transactions are reported in one period for financial statement purposes and in another period for tax purposes. The tax effect of the temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                    January 1, 1997         December 31, 1997
                                  --------------------    ---------------------
                                  Current    Long-Term    Current     Long-Term
                                   Asset     Liability     Asset      Liability
                                  -------    ---------    -------     ---------

Property and equipment..........               $5,876                    $7,523
Deferred rent...................  $ 3,465                  $ 5,067
Self-insurance reserve..........    1,462                    2,153
Accrued workers' compensation...    1,663                    1,818
Accrued vacation................      411                      274
Deferred income.................      154                       82
Accrued store closing costs.....    4,548                    3,067
Alternative minimum tax credit
  carryforward..................               (2,610)                     (828)
Other...........................      272                      (43)
                                  -------      ------      -------
                                  $11,975      $3,266      $12,418       $6,695
                                  =======      ======      =======       ======

     The Company has federal and state alternative minimum tax credit carryforwards of $828,000 at December 31, 1997, which can be carried forward indefinitely. Future utilization of the carryforward is based on the profitability of HomeTown Buffet's operations.

     The following is a reconciliation of the expected ordinary federal income tax expense (benefit) (at statutory rates) to the actual income tax provided (in thousands):

                                     Fifty-Three    Fifty-Two      Fifty-Two
                                     Weeks Ended   Weeks Ended    Weeks Ended
                                      January 3,    January 1,    December 31,
                                        1996          1997            1997
                                     ----------    ----------     -----------
Expected ordinary federal
  income tax expense (benefit)
  at 35%............................    $18,579       $(2,367)       $16,278
State income taxes, net of
  federal effect....................      1,890          (176)         1,697
Merger related costs................                    2,785
General business credits............       (337)          (29)          (137)
Change in valuation allowance.......       (140)
Other...............................        184           227             72
                                        -------       -------        -------
                                        $20,176       $   440        $17,910
                                        =======       =======        =======

J.  SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     On December 18, 1995, the Company acquired the remaining 10% minority interest in Evergreen in exchange for 92,991 shares of the Company's common stock with a market value of $1,267,000. The Company also purchased the minority interests in HTB I and HTB II (see Note E). The acquisition of the minority interests involved the following non-cash items (in thousands):

                                         Fifty-Three            Fifty-Two
                                         Weeks Ended           Weeks Ended
                                          January 3,            January 1,
                                            1996                  1997
                                     ---------------------     -----------
                                     Evergreen      HTB II         HTB I
                                     ---------      ------         -----
Goodwill.......................       $  693                       $950
Minority interest..............          657         200            200
Cancellation of receivable.....          (83)       (200)          (200)
Common shares issued...........       (1,267)
                                      ------
Cash consideration paid........       $    0        $  0           $950
                                      ======        ====           ====

     During 1995, the Company incurred non-cash capital lease obligations totaling $10,002,000 for equipment.

K.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                           Year (52 Weeks) Ended January 1, 1997
                                       ---------------------------------------------
                                        First      Second        Third       Fourth
                                       Quarter     Quarter      Quarter      Quarter
                                       -------     -------      -------      -------
                                          (In thousands, except per share amounts)

Restaurant sales................       $240,741    $190,536     $194,145     $183,107
Restaurant profits..............         24,210      24,904       25,507       21,904
Earnings before income taxes....         10,455      13,916       13,416        8,721
Net earnings ...................       $  6,375    $  8,492     $  8,180     $  5,551
                                       ========    ========     ========     ========

Earnings per share:
 Basic..........................           $.14        $.19         $.18         $.12
                                       ========    ========    =========     ========
 Diluted........................           $.14        $.18         $.18         $.12
                                       ========    ========    =========     ========

Weighted average common shares
 assumed outstanding:
 Basic..........................         45,191      45,219       45,276       45,363
 Diluted........................         45,440      49,070       49,380       49,162


                                           Year (52 Weeks) Ended January 1, 1997
                                       ---------------------------------------------
                                        First      Second        Third       Fourth
                                       Quarter     Quarter      Quarter      Quarter
                                       -------     -------      -------      -------
                                          (In thousands, except per share amounts)

Restaurant sales................       $217,452    $182,539     $180,846     $169,870
Restaurant profits..............         25,181      28,024       22,553       15,165
Earnings (loss) before
  income taxes..................         11,881      16,621      (39,744)       4,479
Net earnings (loss).............       $  7,297    $ 10,207     $(27,446)*   $  2,739
                                       ========    ========     ========     ========

Earnings (loss)
  per share:
 Basic..........................           $.16       $.23         $(.61)        $.06
                                       ========   ========      ========     ========
 Diluted .......................           $.16       $.22         $(.61)        $.06
                                       ========   ========      ========     ========

Weighted average common shares
 assumed outstanding:
 Basic..........................         45,036     45,056        45,074       45,089
 Diluted........................         49,212     49,243        45,074       45,486


* Reflects non-cash (impairment and site closing costs) and merger charges totaling $49,572,000 ($32,666,000 or $.72 per share -diluted after tax). See Managements Discussion and Analysis of Results of Operations and Financial Conditions on Merger Costs, Duplicate Site Closing Costs, and Impairment of Assets.

                          INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Buffets, Inc.

         We have audited the accompanying consolidated balance sheets of Buffets, Inc. and subsidiaries (the Company) as of January 1, 1997 and December 31, 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years (52-53 weeks) in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of the Company and HomeTown Buffet, Inc. and subsidiaries (HomeTown Buffet), which has been accounted for as a pooling of interests as described in Note B to the consolidated financial statements. We did not audit the consolidated statements of operations, stockholders' equity, and cash flows of HomeTown Buffet for the year ended January 3, 1996, which statements reflect total restaurant sales of $151,517,000 for the year ended January 3, 1996. Those statements, before the restatements to conform the accounting policies of the two companies, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for HomeTown Buffet for the year ended January 3, 1996, is based solely on the report of such other auditors.

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

         In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buffets, Inc. and subsidiaries as of January 1, 1997 and December 31, 1997 and the results of their operations and their cash flows for each of the three years (52-53 weeks) in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP


Minneapolis, Minnesota
February 11, 1998

                         S T O C K I N F O R M A T I O N


Market for the Company's Common Stock
and Related Stockholder Matters

  The Company's common stock trades on The Nasdaq Stock Market under the symbol "BOCB." As of March 16, 1998, the approximate number of holders of the Company's common stock was 12,500 based upon the number of record holders and an estimate of individual participants in security position listings.

  The following table sets forth the range of high and low closing sale prices for the Company's common stock as reported on The Nasdaq Stock Market for the period from January 1, 1996 through December 31, 1997.

                                      High              Low
                                     -------           -------

Calendar 1996
  First Quarter..............        $14 1/4           $11 7/8
  Second Quarter.............         14 1/8            11 5/8
  Third Quarter..............         14 7/8             9 5/8
  Fourth Quarter.............         11 1/8            8 15/16

Calendar 1997
  First Quarter..............         $9 3/4            $6 1/2
  Second Quarter.............          9 1/8             6 7/8
  Third Quarter..............         11 7/8             8 3/8
  Fourth Quarter.............         11 1/4             7 3/4


  The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender. The Board of Directors intends to retain earnings for the foreseeable future for use in the expansion of the Company's business.


                                    CORPORATE DIRECTORY
Directors       Walter R. Barry, Jr.             Private investor
                Marvin W. Goldstein              Private investor
                Roe H. Hatlen                    Chairman of the Board and Chief Executive Offifer of the
                                                 Company
                Alan S. McDowell                 Private investor
                C. Dennis Scott                  Vice Chairman of the Board and Chief Operating Officer
                Michael T. Sweeney               President and Chief Executive Officer of The Minnesota
                                                 Pizza Company, L.L.C.
-------------------------------------------------------------------------------------------------------

Executive       Glenn D. Drasher                 Executive Vice President of Marketing
Officers        David Goronkin                   Executive Vice President of Operations
                Clark C. Grant                   Executive Vice President of Finance and
                                                 Administration and Treasurer
                Roe H. Hatlen                    Chairman of the Board and Chief Executive Officer
                Thomas F. Hubbard                Executive Vice President of Real Estate & Development
                Kerry A. Kramp                   President
                Jean C. Rostollan                Executive Vice President of Purchasing and
                   Assistant Secretary
                C. Dennis Scott                  Vice Chairman of the Board and Chief Operating Officer
                K. Michael Shrader               Executive Vice President of Human Resources
                Neal L. Wichard                  Senior Vice President of Real Estate
-------------------------------------------------------------------------------------------------------

Other           Brent P. DeMesquita              Vice President of Organizational Planning
Officers                                         and Management Development
                Brad J. McNaught                 Vice President of Real Estate
                H. Thomas Mitchell               Vice President, General Counsel & Secretary
                Marguerite C. Nesset             Vice President of Accounting and Controller
                Kenneth W. Smith                 Vice President of Field Training
                Vurl E. Warmoth                  Vice President of Information Systems
-------------------------------------------------------------------------------------------------------

Counsel         Faegre & Benson LLP              Minneapolis, Minnesota
-------------------------------------------------------------------------------------------------------

Registrar       American Stock                   New York, New York
                Transfer Company
-------------------------------------------------------------------------------------------------------

Auditors        Deloitte & Touche LLP            Minneapolis, Minnesota
-------------------------------------------------------------------------------------------------------

Transfer Agent  American Stock                   New York, New York
                Transfer Company
-------------------------------------------------------------------------------------------------------

ANNUAL MEETING
The annual meeting of shareholders will be held Tuesday, May 12, 1998, starting at 9:00 a.m., Central Standard Time, at the Company's Old Country Buffet restaurant, 4808 Highway 101,
Minnetonka, Minnesota 55245.

FORM 10-K
A copy of the Company's Form 10-K Report for fiscal 1997, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Clark C. Grant, Executive Vice President of Finance and Administration, at the Executive Offices.

EXECUTIVE OFFICES
Buffets, Inc.
10260 Viking Drive
Eden Prairie, MN 55344-7229
(612) 942-9760

BUFFETS, INC. NEWS RELEASES
As a service to our shareholders and prospective investors, copies of the Company's recent news releases can be transmitted at no charge via fax by calling "Company News On Call" at 1-800-758-5804 ext.122825. This electronic, menu-driven system, a service of PR Newswire, allows callers to receive specific Buffets, Inc. news releases within minutes of request. We are also listed on the Internet at http://www.buffet.com

        Old Country Buffet(R) is a registered trademark of Buffets, Inc. HomeTown Buffet(R) is a registered trademark licened to HomeTown Buffet, Inc.
    Roadhouse Grill(SM), Country Roadhouse Buffet & Grill(SM), and PIZZAPLAY(SM)
                       are Service Marks of Buffets,Inc.