Form 10-K, Exhibit 13
period 1998-12-30
BUFFETS INC
filed 1999-03-29
CIK 750274



                     --------------------------------------
                      SELECTED CONSOLIDATED FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------
                            YEAR (52-53 WEEKS) ENDED

                                                      December 28,   January 3,  January 1,  December 31,  December 30,
                                                         1994         1996 (1)     1997         1997          1998
                                                      ------------   ----------  ----------  ------------  ------------
                                                         (In thousands, except per share amounts and Restaurant Data)
STATEMENT OF OPERATIONS DATA:
  Restaurant sales ..................................   $484,459      $661,445    $750,707     $808,529     $868,858
  Restaurant costs ..................................    406,497       567,290     659,784      712,004      745,282
                                                        --------      --------    --------     --------     --------
  Restaurant profits ................................     77,962        94,155      90,923       96,525      123,576
  Selling, general, and
   administrative expenses ..........................     38,460        40,276      47,594       48,158       60,777
  Merger and merger
   related costs ....................................                                6,584
  Duplicate site closing
   costs ............................................                               10,702
  Impairment and other
   site closing costs ...............................      1,500         1,370      32,286        1,500        1,538
  Other income (expense) ............................      2,586           574        (520)        (359)       2,465
                                                        --------      --------    --------     --------     --------

  Earnings (loss) before
   income taxes .....................................     40,588        53,083      (6,763)      46,508       63,726

  Income taxes ......................................     15,284        20,176         440       17,910       24,375
                                                        --------      --------    --------     --------     --------
  Net earnings (loss) ...............................   $ 25,304      $ 32,907    $ (7,203)    $ 28,598     $ 39,351
                                                        ========      ========    ========     ========     ========
  Earnings (loss) per share:
   Basic ............................................       $.58          $.74       $(.16)        $.63         $.87
                                                        ========      ========    ========     ========     ========
   Diluted ..........................................       $.56          $.73       $(.16)        $.62         $.83
                                                        ========      ========    ========     ========     ========

  Weighted average common shares assumed outstanding:
   Basic ............................................     43,962        44,604      45,068       45,257       45,346
   Diluted ..........................................     45,291        45,578      45,068       49,140       49,726

BALANCE SHEET DATA:
  Property and equipment (net) ......................   $248,526      $328,573    $327,721     $330,647     $334,582
  Total assets ......................................    290,289       399,752     370,683      403,576      466,849
  Long-term debt (including
   current portion) .................................      7,789        64,655      48,633       46,693       44,405
  Stockholders' equity ..............................    205,842       242,434     236,791      266,687      299,725

RESTAURANT DATA:
  Restaurants opened or
   acquired during period ...........................         60            65          41           18           28
  Restaurants closed or
   relocated during period ..........................                       (3)         (8)          (4)          (2)
  Restaurants open (end of
   period):
   Company-owned ....................................        251           313         346          360          386
   Franchised .......................................         23            25          24           24           24
                                                        --------      --------    --------     --------     --------
       Total ........................................        274           338         370          384          410

  Average weekly sales of
   Company-owned restaurants
   open during period ...............................   $ 44,395      $ 44,447    $ 43,669     $ 44,242     $ 45,120

(1) The Company's fiscal year consisted of 53 weeks.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The Company operates and franchises high-quality, scatter bar buffet restaurants principally under the names Old Country Buffet and HomeTown Buffet. The Company also operates five Original Roadhouse Grill restaurants, two Country Roadhouse Buffet & Grill restaurants and one PIZZAPLAY restaurant. Restaurants in the states of Colorado and Wyoming operate under the name of Country Buffet. The Company opened its first Old Country Buffet restaurant on March 22, 1984. As of December 30, 1998, the Company operated 386 Company-owned restaurants in total, and had 24 franchisee-operated restaurants.

     On September 20, 1996, a wholly-owned subsidiary of the Company merged into HomeTown Buffet, Inc. ("HomeTown Buffet"). See Note B to the consolidated financial statements. As a result of the merger, HomeTown Buffet became a wholly-owned subsidiary of the Company. The merger was accounted for as a pooling  of  interests  and,  accordingly,  the  following  discussion  and  the
accompanying   consolidated   financial  statements  include  the  accounts  and
operations of the Company and HomeTown Buffet for all periods presented. The acquisition of HomeTown Buffet enabled the Company to quickly increase its presence in additional geographic markets, most notably in California, provided the Company with additional management expertise and depth, and provided synergistic opportunities. In connection with the merger, the Company recognized certain merger-related costs during 1996. See "Merger Costs, Duplicate Site Closing Costs, and Impairment of Assets" on page 6.

     Certain information concerning the operating results of the Company is presented in the table below.

--------------------------------------------------------------------------------
                                     Fifty-Two      Fifty-Two      Fifty-Two
                                    Weeks Ended    Weeks Ended    Weeks Ended
                                     January 1,    December 31,   December 30,
                                       1997           1997            1998
                                    ------------   ------------   ------------

Restaurant sales..................     100.0%         100.0%         100.0%
                                     -------        -------        -------
Restaurant costs:
  Food costs......................      35.0           33.9           32.3
  Labor costs.....................      29.1           29.8           30.3
  Direct and occupancy costs......      23.8           24.4           23.2
                                     -------        -------        -------
    Total restaurant costs........      87.9           88.1           85.8
                                     -------        -------        -------
Restaurant profits................      12.1           11.9           14.2
Selling, general, and
  administrative expenses.........       6.3            6.0            7.0
Merger and merger related costs...        .9
Duplicate site closing costs......       1.4
Impairment of assets..............       3.7                            .2
Other site closing costs..........        .6             .1
                                     -------        -------        -------
                                         (.8)           5.8            7.0
Other (expense) income............       (.1)                           .3
                                     -------        -------        -------
(Loss) earnings before
  income taxes....................       (.9)           5.8            7.3
Income taxes......................        .1            2.3            2.8
                                     -------        -------        -------
Net (loss) earnings...............      (1.0)%          3.5%           4.5%
                                     =======        =======        =======
Number of Company-owned
  restaurants open at
  end of period...................       346            360            386
Average weekly sales of
  Company-owned restaurants
  open during period..............   $43,669        $44,242        $45,120

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

RESTAURANT SALES

     Restaurant sales for 1998 increased $60.3 million or 7.5% over sales in 1997, which in turn had increased by $57.8 million or 7.7% over those achieved in 1996. The increases in total revenues during the three years have been primarily due to sales generated by new restaurants. In 1998, the Company opened or acquired 28 restaurants, compared with 18 new restaurants in 1997 and 41 in 1996. In 1998, the Company closed two underperforming restaurants. In 1997, the Company closed three underperforming restaurants and one duplicate site restaurant. In 1996, the Company closed four underperforming restaurants and four duplicate site restaurants. During 1999, the Company expects to open approximately 15 to 20 primarily freestanding restaurants, including approximately five to seven Original Roadhouse Grills. The Company's price increases have been in line with inflation for the past three years.

     Average weekly sales per restaurant increased 2.0% from 1997 to 1998 and increased 1.3% from 1996 to 1997. Comparable sales per restaurant increased 2.5% from 1997 to 1998 and decreased .9% from 1996 to 1997. The average weekly sales statistic reflects the performance of the Company's restaurants, both new and old. The Company manages its business on average weekly sales, rather than comparable restaurant sales, as the best measure of comparative restaurant sales performance. The comparable restaurant sales statistic would exclude 20%, 26% and 37% for 1998, 1997 and 1996, respectively, of the Company's restaurants that had been open or converted to another concept or remodeled for less than two full years at the end of each fiscal year.

     Sales are seasonal, with a lower percentage of annual sales occurring in most of the Company's current market areas during the winter months.

RESTAURANT COSTS

     As a percentage of restaurant sales, total restaurant costs decreased to 85.8% in 1998 from 88.1% in 1997 and 87.9% in 1996. Food costs as a percentage of sales decreased to 32.3% in 1998 from

33.9% in 1997 primarily due to a decrease in the cost of various meats and general groceries. Food costs as a percentage of sales decreased to 33.9% in 1997 from 35.0% in 1996 primarily due to a decrease in the cost of various meats and dairy products. Labor costs as a percentage of sales increased to 30.3% in 1998 from 29.8% in 1997, which in turn had increased from 29.1% in 1996. The increase in labor costs in the past three fiscal years was primarily due to increases in management and employee wages as a result of a more competitive labor market and increased training and staffing of hourly and management employees to better serve the customer. Direct and occupancy costs as a percentage of sales were 23.2%, 24.4% and 23.8% in 1998, 1997 and 1996, respectively. The Company's policy of expensing all pre-opening costs when incurred adversely affects restaurant costs and restaurant profits during the periods when new restaurants are developed and opened. However, the majority of new restaurants are profitable within the first period after opening.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

     Selling, general, and administrative expenses increased $12.6 million, and increased as a percentage of sales to 7.0% in 1998 from 6.0% in 1997. Selling, general, and administrative expenses in 1997 increased $.6 million, and decreased as a percentage of sales to 6.0% from 6.3% in 1996. The increase in selling, general, and administrative expenses in 1998 from 1997 was due primarily to an increase in advertising expenses. The Company is anticipating increasing its marketing spending in 1999 to approximately $23.3 million which includes the development of four new television commercials to run in 1999. The increase in selling, general, and administrative costs as a percentage of sales in 1997 from 1996 was due primarily to an increase in advertising costs partially offset by a decrease in general and administrative expenses. Advertising costs represented 2.0% of sales during 1998, compared with 1.3% of sales during 1997 and 1.2% of sales during 1996.

MERGER COSTS, DUPLICATE SITE CLOSING COSTS, AND IMPAIRMENT OF ASSETS

     In 1996, costs related to the HomeTown Buffet merger totaled $17.3 million, of which $6.6 million was for investment banking, accounting, legal and other merger costs and $10.7 million was for the closure of five duplicate restaurants and HomeTown Buffet's San Diego headquarters.

     The application of Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" resulted in the Company determining an impairment write down was necessary for certain locations due to a significant drop in average weekly sales and corresponding trend of increasing operating losses at certain locations. The Company wrote down the carrying value of specific restaurants and decided to close certain restaurants. In October

1996, the Company determined a $27.7 million impairment write down was necessary for 38 restaurants and decided to close three restaurants. In December 1997, the Company determined a further impairment write down of $.3 million relating to one restaurant was necessary and decided to close two restaurants previously impaired. In 1998, the Company determined that PIZZAPLAY, a pizza, pasta, and salad buffet concept introduced by the Company in late 1997, required an impairment write down of $1.3 million. The affected PIZZAPLAY restaurant is located at a site that formerly held a closed Old Country Buffet restaurant. In addition, in 1998 the Company closed two restaurants. The write downs represented a reduction of the carrying amounts of specifically identified impaired restaurants to their estimated fair value, as determined by using discounted estimated future cash flows. The cost of closing the restaurants in fiscal 1996, 1997 and 1998 was $4.5 million, $1.2 million and $.2 million, respectively. In 1996, depreciation and amortization relating to the impaired assets and the eight restaurants closed amounted to $3.8 million through the third quarter of fiscal year 1996.

     The Company currently operates certain restaurants which generate net losses and are performing significantly below the performance of its best restaurants. The Company's management actively addresses underperforming units to improve their performance. However, such efforts are not always successful. Consequently, in the future, it is reasonably possible although not currently estimable that the Company will incur future impairment charges. These charges will generally arise as estimates used in the evaluation and measurement of impairments relating to the restaurants written down are refined based on new information or as a result of future events or changes in circumstances that cause other restaurants to be impaired. Also, any future expenditures for impaired restaurants that would normally be capitalized will have to be immediately evaluated for recoverability. The application of SFAS No. 121 could result in lower closure costs or increased gains for impaired restaurants that are either closed or sold.

OTHER (EXPENSE) INCOME

     The change in other (expense) income from 1997 to 1998 is primarily due to an increase in interest income as a result of cash and cash equivalents increasing by $51.0 million during 1998. Other expense remained relatively constant for the years 1997 and 1996.

INCOME TAXES

     In 1998, income taxes were 38.2% of earnings before taxes. In 1997, income taxes were 38.5% of earnings before taxes. The effective income tax rate is higher than the statutory rate primarily due to state income taxes. In 1996, the Company recorded income tax expense of $440,000 despite having a loss before income taxes primarily due to a portion of the merger-related costs not being deductible for tax purposes and the impact of state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's restaurants generate cash immediately through sales. The majority of new restaurants are profitable within the first period after opening. The Company does not have significant assets in the form of trade receivables or inventory, and often receives several weeks of trade credit from food and supply purveyors; therefore, the Company's operations generate substantial cash which is available to fund new restaurants. The investment of cash flow from operations in restaurant property and equipment may result in a "working capital deficit" (current liabilities exceeding current assets) which, to a considerable extent, represents interest-free financing from trade creditors that the Company intends to continue to utilize.

     In fiscal 1998, net cash provided by operating activities increased by approximately $36.6 million to $112.2 million, as compared with $75.6 million in 1997 and $61.7 million in 1996. The increase in net cash provided by operations in 1998 was primarily due to the increase in net earnings and the increase in the deferred income tax liability.

     Cash flows used in investing activities totaled $51.6 million, $42.5 million and $48.8 million for fiscal 1998, 1997 and 1996, respectively, consisting of capital expenditures primarily for new restaurants, capital expenditures for conversion of restaurants, capital expenditures for restaurants acquired, or capital expenditures for remodeling of existing restaurants, offset by cash received from landlords.

     Cash flows used in financing activities have been $9.6 million, $.9 million and $16.7 million for fiscal 1998, 1997 and 1996, respectively. Cash flows used in financing activities in 1998 consisted of the repurchase of 756,000 shares of common stock for $10.4 million and debt payments of $2.3 million partially offset by $3.1 million received from the exercise of employee stock options. Cash flows used in financing activities in 1997 consisted primarily of debt payments of $1.9 million partially offset by $1.0 million received from the exercise of employee stock options. Cash flows used in financing activities in 1996 consisted of debt payments of $18.0 million partially offset by $1.3 million received from the exercise of employee stock options.

     The Company currently has an unsecured revolving line of credit of up to $50 million with interest payable at the option of the Company at the applicable "eurodollar rate", "certificate of deposit rate", or the "reference rate" of the bank at the time of the advance. On October 1, 1998, the Company amended the agreement to reduce the commitment fee to .1875% per annum on the unused base commitment amount, currently $20 million, and .05% per annum on the unused reserve commitment amount, currently $30 million. On July 1, 1999, providing no default or event of default has occurred and is continuing, the line of credit is convertible, at the Company's option, to a three-year term loan, maturing on July 1, 2002. As of and for the years ended December 31, 1997 and December 30, 1998, the Company had no borrowings outstanding under this credit line.

     Letters of credit are issued by the Company during the ordinary course of business through a major domestic bank as required by certain insurance policies. As of December 30, 1998 the Company had outstanding letters of credit for $6.3 million.

     In 1995, HomeTown Buffet issued $41.5 million in aggregate principal amount of 7.0% subordinated convertible notes due on December 1, 2002. The notes are convertible into shares of the Company's common stock at a conversion price of $11.67, subject to adjustment under certain conditions, at any time until maturity. The notes are subordinated in right of payment to all existing and future senior indebtedness of the Company. The notes became redeemable in whole or in part, at the option of the Company, at any time on or after December 2, 1998. During 1998, $35,000 of the notes were converted into 3,000 shares of common stock at the discretion of the debtholder.

     On June 30, 1998, the Company completed the acquisition of eleven restaurants from Country Harvest Buffet Restaurants, Inc. for $5.6 million. The Company has converted ten of the Country Harvest Buffet restaurants to the Company's buffet style restaurants and is currently in the process of converting the last restaurant to an Original Roadhouse Grill in mid-1999.

     On May 12, 1998, the Company's Board of Directors authorized the expenditure of up to $40 million for the purchase of outstanding shares of the Company's common stock, to be effected from time to time in transactions on the Nasdaq National Market or otherwise. As of December 30, 1998, the Company had repurchased 756,000 shares at an average price of $13.81 per share or $10.4 million.

     The Company requires significant amounts of capital to fund its growth. During 1999, the Company expects to open approximately 15 to 20 restaurants. These new restaurants will primarily be freestanding restaurants, including approximately five to seven Original Roadhouse Grills. The Company expects to spend approximately $30 to $40 million in aggregate on these new restaurants, depending upon the level of contributions obtained from landlords for leasehold improvements. The Company also expects to spend $8 to $10 million in various remodeling and improvement costs at existing facilities. In addition, the Company periodically evaluates the purchase of existing restaurants and/or restaurant concepts.

     The Company also expects to spend $9.0 to $10.0 million during 1999 on its new corporate office location in Eagan, Minnesota with the completion date scheduled for the first quarter of 2000.

     The Company has traditionally located its restaurants within or adjacent to strip or neighborhood shopping centers in principally leased facilities. However, depending upon the availability of suitable mall locations, or in order to obtain optimal locations within particular markets, the Company also purchases or ground-leases land on which it constructs freestanding restaurants. The Company currently has 90 freestanding locations, 19 of which it owns. In 1998, six of the 17 restaurants opened were freestanding units, one of which was constructed on land owned by the Company. It is anticipated that all but one of the restaurants to be opened in 1999 will be freestanding units. The capital expenditure required for a freestanding location can be over 100% greater than for a mall location. If the Company further pursues development of freestanding locations, the cost per location and related cash requirements will increase substantially over the Company's historical costs of development and will not be offset by landlord contributions that typically have been associated with in-line mall locations.

     Sources of capital for restaurants to be opened or converted in 1999 and early 2000 are anticipated to be funds from existing cash and cash equivalents, cash provided by operations, credit received from trade suppliers, landlord contributions for leasehold improvements and current and expected future bank financing. The Company believes that these sources will be adequate to finance operations and the additional restaurants and conversions included in the Company's restaurant development plans for 1999 and early 2000. However, in order to remain prepared for further significant growth in future years, the Company will continue to evaluate its financing needs and seek additional funding if appropriate. The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender.

EXTERNAL FACTORS AFFECTING FUTURE PERFORMANCE

     The primary inflationary factors affecting the Company's operations are food and labor costs. A large number of the Company's non-management restaurant personnel are paid at or near the minimum wage level or their compensation is otherwise affected by changes in the prevailing minimum wage. Accordingly, changes in minimum wage rates affect the Company's labor costs. The cost impact of possible federal health care reform legislation and the Company's ability to recover such cost increases in the form of higher prices is not determinable at this time.

YEAR 2000 COMPLIANCE

     The information contained in the following two Sections comprising the "Year 2000 Update", is by necessity forward-looking in nature and is subject to the cautions set forth below in the Section captioned "Forward Looking Statements".

YEAR 2000 STATEMENT AND YEAR 2000 READINESS DISCLOSURE

     The "Year 2000 Issue" is a term used to describe the inability of some computer hardware and software to operate properly as the date January 1, 2000 approaches, and beyond. Year 2000 Issues can arise in unexpected areas. Traditional computer equipment is not the only technology at risk. For example, things such as employee time clocks, cash registers, and food ordering systems, as well as many other technologies, could be impacted. For purposes of this Year 2000 Update, the term "System(s)" shall be interpreted as broadly as possible to include every computer, hardware, software, process, system, application or technology that has the potential of being adversely affected by the Year 2000 Issue.

     The Year 2000 Issue is centered on whether Systems will properly recognize date-sensitive information. Many Systems are coded to accept only two digit date data. As the year 2000 nears, date information will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20". This inability to recognize or properly treat dates may cause Systems to incorrectly process financial, operational, and other information.

     Because of the peculiarities of individual Systems, the Year 2000 Issue may have an effect before and after January 1, 2000. It is not a problem unique to the "snapshot" of time on New Year's Day 2000. To the contrary, merely because a System works properly on January 1, 2000 does not mean that it is immune from date related failures on other dates.

     Recent press treatment of the Year 2000 issue has suggested that the general population may dramatically change their buying practices and lifestyle as the new millennium approaches. Alterations in consumer buying patterns could dramatically effect the Company's business, whether related to the Year 2000 issue or otherwise, and regardless of whether such patterns have any bearing on the Company's assessments and efforts with respect to the Year 2000 issue.

     The Company has taken, and will continue to take, actions intended to minimize the impact of the Year 2000 Issue, although it is impossible to eliminate these risks entirely. Unfortunately, there is no single test that can be used to conclusively determine whether Systems are immune to the Year 2000 Issue. To the contrary, new Year 2000 risks are identified by the technology community regularly. Also impeding Year 2000 testing is the high degree of integration between various Systems and the difficulty in conducting full-scale live testing. Consequently, interrelated Systems believed secure in a test environment could conceivably fail when operating together under realistic workloads.

     The Company's major information Systems at its corporate office have been largely upgraded or replaced in the ordinary course of business over the past four years. The Year 2000 Issue was one of the many factors considered in the selection and implementation of these Systems enhancements. The Company will continue to invest in technology to accommodate the Company's future growth, with such improvements intended to comply with Year 2000 Issues as a byproduct of the upgrades. The existing corporate finance and accounting Systems utilize date information independent of the computer's internal date system, and is believed to be Year 2000 compliant.

     In March of 1997, the Company engaged a consultant to review the status of its various Systems. The review included an evaluation of possible risks associated with the Year 2000 Issue. However, no direct System testing was undertaken by the consultant. The Company is currently implementing a testing program of its critical Systems which it expects to substantially complete by the second or third quarter of 1999. Testing will include, but not be limited to, corporate information systems, restaurant point-of-sale systems, time clocks, credit card equipment, environmental controls, security systems, and telephone systems.

     Until the Company conducts System testing, it will be unable to quantify the total expected cost associated with achieving Year 2000 Issue readiness. Approximately $880,000 has been spent through December 31, 1998 specifically related to the Year 2000 Issue readiness, principally with respect to personal computer and timeclock upgrades at the Company's restaurants and corporate headquarters. This replacement and upgrade program is being conducted in the ordinary course of business and would likely have occurred regardless of the Year 2000 Issue, but has the secondary benefit of bringing the Company's personal computers and timeclocks into Year 2000 Issue readiness. The Company expects that approximately $1.6 million will be spent during 1999 for the remaining replacement of corporate and restaurant personal computers. The
Company also expects to invest approximately $168,000 in fiscal 1999 in additional corporate network processing hardware and software. While these additions are primarily being undertaken to increase the speed of information processing and to add a "data-mart" for researching company data, the improvements will initially facilitate testing related to the Year 2000 issue. These amounts are included in the capital budget for fiscal year 1999.

     The Company is dependent on computer processing in its business activities and the Year 2000 Issue creates risk for the Company from unforseen problems in the Company's Systems and from third parties with whom the Company does business. The failure of the Company's Systems and/or third party Systems could have a material adverse effect on the Company's results of operations, liquidity, and financial condition. Due to the general uncertainty inherent in the Year 2000 Issue problem, resulting in part from the uncertainty of the Year 2000 Issue readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 Issue failures will have a material impact on the Company results of operations, liquidity, or financial condition. The Company believes that some or all of its restaurants may be temporarily closed if third-party suppliers of food product or energy are not Year 2000 Issue compliant.

     The Company is revising its existing business interruption contingency plans to address internal and external issues specific to the Year 2000 Issue problem to the extent practicable. The Company believes, however, that due to the widespread nature of potential Year 2000 Issues, the contingency planning process is an ongoing one which will require modifications as the Company obtains additional information regarding the Company's internal Systems and the status of the third party Year 2000 Issue readiness.

LITIGATION

     The Company is involved in various legal actions arising in the normal course of business. Management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

     The Company and seven of its present and/or former directors and executive officers have been named as defendants in litigation brought on behalf of a putative class of all purchasers of common stock of the Company from October 26, 1993 through October 25, 1994, in the United States District Court for the District of Minnesota, as described further in Note F to the Company's consolidated financial statements included in this Annual Report. Management of the Company believes that the action is without merit and intends to defend it vigorously. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that while the outcome may have a material effect on earnings in a particular period, the probability of a material effect on the financial condition of the Company, not covered by insurance, is slight.

ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This Statement is effective for fiscal years beginning after June 15, 1999, with earlier adoption encouraged. The Company has not yet determined the effects SFAS No. 133 will have on its financial position or the results of its operations.

FORWARD-LOOKING INFORMATION

     Certain statements in this Annual Report (which are summarized below) and in the Company's press releases and oral statements made by or with the approval of the Company's executive officers constitute or will constitute "forward-looking statements." These statements may be identified by the use of words such as "expects", "anticipates", "intends", "plans", and similar expressions. All forward-looking statements involve risks and uncertainties, and actual results may be materially different. The following factors are among those that could cause the Company's actual results to differ materially from those set forth in such forward-looking statements.

     The ability of the Company to open new restaurants, and the allocation of new restaurants among the Company's currently available and future concepts, depends on a number of factors, including its ability to find suitable locations and negotiate acceptable leases and land purchases, its ability to attract and retain a sufficient number of qualified restaurant managers, the comparative potential return and risk associated with the particular restaurant concept, and the availability of capital. The proportion of new restaurants that will be freestanding units, either owned or leased, rather than in-line mall locations will depend upon the availability and cost of suitable mall locations. The costs of restaurant development and conversion will depend upon the level of contributions from landlords for leasehold improvements, the actual number of freestanding sites utilized in such development and whether such sites involve land purchases, the cost of building supplies and general construction risks and costs. The ultimate level of television advertising expenditures in 1999 will be contingent upon the effectiveness of the commercials, the availability and cost of advertising air time, and changes in the Company's marketing priorities. The Company's ability to generate revenue as currently expected, unexpected expenses and the need for additional funds to react to changes in the marketplace, including unexpected increases in personnel costs and food supply costs, may impact whether the Company has sufficient cash resources to fund its restaurant development and conversion plans for 1999 and early 2000. The prospect of future restaurant conversions is contingent upon the costs of the conversions, the financial return anticipated with such conversion, and the availability of viable alternative concepts.

     The Company periodically reviews the operating results of individual restaurants to determine if impairment charges on underperforming assets are necessary, and the need for restaurant closings, and it is reasonable to expect that such actions will be required from time to time in the future. There is no certainty that currently available sources of cash will remain available to the Company over time. The ability of the Company to address the "Year 2000 Issue" in the manner and costs described in this Annual Report could be adversely affected by negative findings arising during the course of testing systems and implementing solutions or contingency plans. Furthermore, social disruptions or changes in consumer buying practices in anticipation of the Year 2000 Issue could materially and adversely impact the Company's business.

     Other factors that could cause actual results of the Company to differ materially from those contained in any such forward-looking statements include general economic conditions, the actions of existing and future competitors, weather factors, the success of conversions, unforseen health and safety developments regarding restaurant operations, including food-borne illnesses, and regulatory constraints. The Company assumes no obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     At December 30, 1998, the Company's cash equivalents, long-term debt, and capital leases are at fixed interest rates. These financial instruments are subject to interest rate risk and will decline or increase in value if market interest rates change. The Company does not expect to recognize any adverse impact in income or cash flows due to the Company having the ability to hold these financial instruments until maturity.

                         BUFFETS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
                                        Fifty-Two     Fifty-Two     Fifty-Two
                                       Weeks Ended   Weeks Ended   Weeks Ended
                                        January 1,   December 31,  December 30,
                                          1997          1997          1998
                                       -----------   ------------  -------------
                                       (in thousands, except per share amounts)

RESTAURANT SALES.....................    $750,707      $808,529      $868,858
RESTAURANT COSTS:
  Food costs.........................     263,137       273,942       280,368
  Labor costs........................     218,121       240,956       263,478
  Direct and occupancy costs.........     178,526       197,106       201,436
                                         --------      --------      --------

  Total restaurant costs.............     659,784       712,004       745,282
                                         --------      --------      --------

RESTAURANT PROFITS...................      90,923        96,525       123,576
SELLING, GENERAL, AND
  ADMINISTRATIVE EXPENSES............      47,594        48,158        60,777
MERGER AND MERGER RELATED
  COSTS (NOTE B).....................       6,584
DUPLICATE SITE CLOSING
  COSTS (NOTE B).....................      10,702
IMPAIRMENT OF ASSETS (NOTE C)........      27,739           258         1,338
OTHER SITE CLOSING COSTS.............       4,547         1,242           200
                                         --------      --------      --------
                                           (6,243)       46,867        61,261
OTHER (EXPENSE) INCOME:
  Franchise fees and
    royalties........................       1,506         1,395         1,478
  Interest income....................       1,517         1,668         4,048
  Interest expense...................      (3,617)       (3,541)       (3,310)
  Other..............................          74           119           249
                                         --------      --------      --------
                                             (520)         (359)        2,465
                                         --------      --------      --------

(LOSS) EARNINGS BEFORE
 INCOME TAXES........................      (6,763)       46,508        63,726

INCOME TAXES (NOTE H)................         440        17,910        24,375
                                         --------      --------      --------
NET (LOSS) EARNINGS..................    $ (7,203)     $ 28,598      $ 39,351
                                         ========      ========      ========

(LOSS) EARNINGS PER SHARE:
 BASIC...............................       $(.16)         $.63          $.87
                                         ========      ========      ========
 DILUTED.............................       $(.16)         $.62          $.83
                                         ========      ========      ========

WEIGHTED AVERAGE COMMON
  SHARES ASSUMED OUTSTANDING:
 BASIC...............................      45,068        45,257        45,346
 DILUTED.............................      45,068        49,140        49,726

                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                                                     December 31,   December 30,
                                                        1997           1998
                                                     ------------   ------------
                                        (in thousands, except par value amounts)
Assets
CURRENT ASSETS:
  Cash and cash equivalents.........................   $ 43,030        $ 94,058
  Receivable from landlords.........................      1,430           2,772
  Inventory.........................................      4,934           4,645
  Prepaid rents.....................................                      1,321
  Other current assets..............................      1,986           2,789
  Refundable income taxes...........................      1,313           3,057
  Deferred income taxes (NOTE H)....................     12,418          13,302
                                                       --------        --------
    TOTAL CURRENT ASSETS............................     65,111         121,944
PROPERTY AND EQUIPMENT:
  Land..............................................     15,688          15,688
  Buildings.........................................     31,773          33,256
  Equipment.........................................    246,006         265,230
  Leasehold improvements............................    203,874         225,764
                                                       --------        --------
                                                        497,341         539,938
  Less accumulated depreciation and
    amortization....................................    166,694         205,356
                                                       --------        --------
                                                        330,647         334,582
GOODWILL, net of accumulated amortization
    of $1,965 and $2,424, respectively..............      5,624           8,507
OTHER ASSETS........................................      2,194           1,816
                                                       --------        --------
                                                       $403,576        $466,849
                                                       ========        ========

Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
  Accounts payable..................................   $ 29,910        $ 32,436
  Accrued payroll and related benefits..............     15,520          18,291
  Accrued rents.....................................     15,640          18,076
  Accrued sales taxes...............................      3,393           3,835
  Accrued insurance.................................      5,561           6,592
  Accrued store closing costs.......................      7,955           6,197
  Other accrued expenses............................      5,310           6,168
  Current portion of capital leases (NOTE F)........      2,239           2,116
                                                       --------        --------
    TOTAL CURRENT LIABILITIES.......................     85,528          93,711
LONG-TERM DEBT  (NOTE D)............................     41,500          41,465
LONG-TERM PORTION OF CAPITAL LEASES (NOTE F)........      2,954             824
DEFERRED INCOME.....................................        212
DEFERRED INCOME TAXES  (NOTE H).....................      6,695          31,124
COMMITMENTS AND CONTINGENCIES (NOTE F)
STOCKHOLDERS' EQUITY (NOTE E):
  Preferred stock, $.01 par value; authorized
    5,000 shares; none issued and outstanding
  Common stock, $.01 par value; authorized
    60,000 shares; issued and outstanding
    45,371 and 45,021 shares, respectively..........        454             450
  Additional paid-in capital........................    117,626         119,792
  Retained earnings.................................    148,607         179,483
                                                       --------        --------
    TOTAL STOCKHOLDERS' EQUITY......................    266,687         299,725
                                                       --------        --------
                                                       $403,576        $466,849
                                                       ========        ========

                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------

                                                            Additional
                                                  Common      Paid-in       Retained
                                                  Stock       Capital       Earnings        Total
                                                  ------     ----------     --------        -----
                                                                (in thousands)
BALANCES, January 3, 1996........................  $448       $114,774      $127,212      $242,434
  Net loss.......................................                             (7,203)       (7,203)
  Common stock issued under employees'
    stock option plans...........................     4          1,333                       1,337
  Tax benefit from early disposition
    of common stock issued under
    employees' stock option
    plans (NOTE H)...............................                  223                         223
                                                   ----       --------      --------      --------

BALANCES, January 1, 1997........................   452        116,330       120,009       236,791
  Net earnings...................................                             28,598        28,598
  Common stock issued under employees'
    stock option plans...........................     2          1,027                       1,029
  Tax benefit from early disposition
    of common stock issued under
    employees' stock option
    plans (NOTE H)...............................                  269                         269
                                                   ----       --------      --------      --------

BALANCES, December 31, 1997......................   454        117,626       148,607       266,687
  Net earnings...................................                             39,351        39,351
  Common stock issued under employees'
    stock option plans...........................     3          3,124                       3,127
  Purchase of common stock.......................    (7)        (1,958)       (8,475)      (10,440)
  Conversion of debt to common stock.............                   35                          35
  Tax benefit from early disposition
    of common stock issued under
    employees' stock option
    plans (NOTE H)...............................                  965                         965
                                                    ----      --------      --------      --------

BALANCES, December 30, 1998......................   $450      $119,792      $179,483      $299,725
                                                    ====      ========      ========      ========



                 See notes to consolidated financial statements.

                          ----------------------------
                         BUFFETS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------
                                                                               Fifty-Two      Fifty-Two     Fifty-Two
                                                                              Weeks Ended    Weeks Ended   Weeks Ended
                                                                               January 1,    December 31,  December 30,
                                                                                  1997          1997          1998
                                                                              -----------    ------------  ------------
                                                                                            (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) earnings........................................................   $ (7,203)      $ 28,598      $ 39,351
  Adjustments to reconcile net (loss) earnings
   to net cash provided by operating activities:
        Depreciation and amortization........................................     39,504         41,192        42,206
        Impairment of assets and site closing costs..........................     42,988          1,500         1,538
        Tax benefit from early disposition of
          common stock.......................................................        223            269           965
        Deferred income......................................................       (193)          (193)         (212)
        Deferred income taxes................................................    (15,866)         2,986        23,545
        Changes in assets and liabilities, net of acquisitions:
              Inventory......................................................        485         (1,281)          362
              Other current assets...........................................       (611)         3,435        (2,124)
              Refundable income taxes........................................      1,829         (1,313)       (1,744)
              Other assets...................................................        (75)           (43)           30
              Accounts payable...............................................     (7,249)           427         2,481
              Accrued payroll and related benefits...........................      1,268           (709)        2,771
              Other accrued expenses.........................................      5,985          1,368         2,992
              Income taxes payable...........................................        615           (615)
                                                                                --------       --------      --------
                  Total adjustments..........................................     68,903         47,023        72,810
                                                                                --------       --------      --------
                  Net cash provided by operating activities..................     61,700         75,621       112,161
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.......................................................    (78,752)       (47,439)      (48,085)
  Purchase of eleven restaurants.............................................                                  (5,557)
  Cash received from landlords...............................................      3,101          4,987         2,075
  Purchase of investments....................................................   (125,251)
  Proceeds from sale of investments..........................................    153,079
  Purchase of minority interest in HTB I.....................................       (950)
                                                                                --------       --------      --------
                  Net cash used in investing activities......................    (48,773)       (42,452)      (51,567)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments of short-term debt................................................     (2,000)
  Payments of long-term debt.................................................    (14,000)
  Payments of capital leases.................................................     (2,022)        (1,940)       (2,253)
  Repurchase of common stock.................................................                                 (10,440)
  Proceeds from exercise of employee stock options...........................      1,337          1,029         3,127
                                                                                --------       --------      --------
                  Net cash used in financing activities......................    (16,685)          (911)       (9,566)
                                                                                --------       --------      --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.........................     (3,758)        32,258        51,028
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...............................     14,530         10,772        43,030
                                                                                --------       --------      --------
CASH AND CASH EQUIVALENTS AT END OF YEAR.....................................   $ 10,772       $ 43,030      $ 94,058
                                                                                ========       ========      ========

Supplemental  disclosures  of cash flow  information:
Non-cash disclosures  of investing and financing activities (NOTE I)
Cash paid during the year for:
  Interest (net of capitalized interest of $63, $304,
    and $328 in 1996, 1997, and 1998, respectively)..........................   $  3,635       $  3,768        $3,322
  Income taxes...............................................................     14,661         16,831         1,597

                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 1, 1997 (52 WEEKS), DECEMBER 31, 1997 (52 WEEKS) AND DECEMBER 30, 1998 (52 WEEKS)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS:

     Buffets, Inc. and subsidiaries (the Company) owns and operates a chain of restaurants under the name of Old Country Buffet, Country Buffet, HomeTown Buffet, Original Roadhouse Grill, Country Roadhouse Buffet & Grill, and PIZZAPLAY in the United States. The Company operates solely in the casual dining industry segment. The Company had 386 Company-owned restaurants and 24 franchised restaurants operating as of December 30, 1998. In addition to initial franchise fees, franchisees pay royalties based on gross sales.

CONSOLIDATION:

     The consolidated financial statements include the accounts of Buffets, Inc., and its subsidiaries Dinertainment, Inc., Distinctive Dining, Inc., HomeTown Buffet, Inc. ("HomeTown Buffet"), HomeTown Development and Construction, Inc., HTB Ventures I, Inc., OCB Restaurant Co., OCB Realty Co., OCB Purchasing Co. and OCB Property Co. All significant intercompany transactions have been eliminated.

FISCAL YEAR:

     The Company's fiscal year, which ends on the Wednesday nearest December 31, is comprised of fifty-two or fifty-three weeks divided into four periods of sixteen, twelve, twelve and twelve or thirteen weeks, respectively. The fiscal years ended January 1, 1997, December 31, 1997 and December 30, 1998 were fifty-two week years.

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

GOODWILL:

     Goodwill is amortized on a straight-line basis over primarily fifteen to twenty-five years.

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

COMPREHENSIVE INCOME:

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes all changes in stockholders' equity except those resulting from investments by and distributions to owners. SFAS No. 130 is not currently applicable for the Company because the Company did not have any items of other comprehensive income in any of the periods presented.

(LOSS) EARNINGS PER SHARE:

     Basic (loss) earnings per share are computed by dividing net (loss) income by the weighted average number of common shares outstanding. Diluted earnings per share assumes conversion of convertible subordinated notes as of the beginning of the year and exercise of stock options using the treasury stock method, if dilutive. In 1996, diluted loss per share is the same as basic loss per share due to the antidilutive effect of the assumed conversion of convertible subordinated notes and the exercise of stock options. The following is a reconciliation of the numerators and denominators used to calculate diluted
(loss) earnings per share:

                                          Fifty-Two    Fifty-Two     Fifty-Two
                                         Weeks Ended  Weeks Ended   Weeks Ended
                                          January 1,  December 31,  December 30,
                                            1997         1997          1998
                                         -----------  ------------  ------------
Net (loss) earnings...................   $ (7,203)      $28,598        $39,351
Interest on convertible
 subordinated notes (after tax).......                    1,786          1,794
                                         --------       -------        -------
(Loss) income available to
 common shareholders and assumed
 conversion...........................   $ (7,203)      $30,384        $41,145
                                         ========       =======        =======

Weighted average common
 shares outstanding...................     45,068        45,257         45,346
Dilutive effect of:
 Convertible subordinated notes.......                    3,556          3,556
 Stock options........................                      327            824
                                         --------       -------        -------
Common shares assuming dilution.......     45,068        49,140         49,726
                                         ========       =======        =======

     Average shares used in the fiscal 1996 diluted loss per share computation excludes the assumed conversion of the convertible debt into 3,556,000 shares of common stock and stock options to purchase 4,263,000 shares of common stock at a weighted average price of $11.63 per share due to their antidilutive effect. Average shares used in the fiscal 1997 and 1998 diluted earnings per share computations exclude stock options to purchase 3,602,000 shares of common stock at a weighted average price of $11.79 and stock options to purchase 946,000 shares of common stock at a weighted average price of $14.51 per share, respectively, due to their antidilutive effect.

NEW ACCOUNTING STANDARD:

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This Statement is effective for fiscal years beginning after June 15, 1999, with earlier adoption encouraged. The Company has not yet determined the effects SFAS No. 133 will have on its financial position or the results of its operations.

B. HOMETOWN MERGER AND OTHER ACQUISITION

HOMETOWN MERGER:

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

OTHER ACQUISITION:

     During 1998, the Company acquired eleven restaurants from Country Harvest Buffet Restaurants, Inc. for $5,557,000. The fair value of the property and equipment acquired was $2,215,000. The excess of purchase price over net asset acquired, $3,342,000 is being amortized over 15 years using the straight-line method.

C. IMPAIRMENT OF LONG-LIVED ASSETS

     The Company determines that an impairment write down is necessary for certain locations when there is a significant drop in average weekly sales, corresponding trend of increasing operating losses and negative cash flows. In 1996, the Company determined a $27.7 million impairment write down was necessary for 38 restaurants and decided to close three restaurants. In 1997, the Company determined a further impairment write down of $.3 million relating to one restaurant was necessary and decided to close two restaurants previously impaired. In 1998, the Company determined a $1.3 million impairment write down was necessary for one restaurant and decided to close one restaurant. The write downs represented a reduction of the carrying amounts of the impaired restaurants to their estimated fair value, as determined by using discounted estimated future cash flows. The cost of closing the restaurants in 1996, 1997 and 1998 was $4.5 million, $1.2 million and $.2 million, respectively. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

D.  DEBT

     The Company has a $50 million unsecured revolving line of credit which expires June 30, 1999. On July 1, 1999, providing no default or event of default has occurred and is continuing, the line of credit is convertible, at the Company's option, to a three year term loan, maturing on July 1, 2002. Among other things, pursuant to the agreement with the lender, the Company is required to maintain specified levels of net worth, is limited in net capital expenditures to $100 million in 1999, is required to meet various financial performance criteria, and is restricted from declaring or paying cash dividends to shareholders without the lender's approval. As of and for the years ended December 31, 1997, and December 30, 1998, the Company had no borrowings under the line of credit. Quarterly, the Company is required to pay a commitment fee equal to 3/16 of 1% per annum on the unused base commitment amount of the revolving line of credit, $20 million, and 1/20 of 1% per annum on the unused reserve commitment amount, $30 million.

     In November 1995, HomeTown Buffet issued $41.5 million of 7.0% Convertible Subordinated Notes due on December 1, 2002. Interest is payable semi-annually on June 1 and December 1, commencing June 1, 1996. The notes are convertible into shares of the Company's common stock at a conversion price of $11.67, subject to adjustment under certain conditions, at any time until maturity. During 1998, $35,000 of notes were converted into 3,000 shares of common stock at the discretion of the debt holder. The notes are subordinated in right of payment to all existing and future senior indebtedness, as defined in the Indenture relating thereto, as amended. The notes are currently redeemable in whole or in part, at the option of the Company.

     Letters of credit are issued by the Company during the ordinary course of business through a major domestic bank as required by certain insurance policies. As of December 30, 1998 the Company had outstanding letters of credit for $6.3 million.

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

COMMON STOCK REPURCHASE:

     During 1998, the Company acquired and retired 756,000 shares of common stock for $10,440,000.

ISSUANCE OF COMMON STOCK:

     During 1998, $35,000 of convertible subordinated notes were converted into 3,000 shares of common stock at the discretion of the debtholder.

STOCK OPTIONS:

     Under the Company's 1985, 1988, 1991 and 1995 Employee Stock Option Plans and 1997 Non-Employee Director Stock Option Plan (the "Director Plan") (the "Plans"), 7.9 million shares were reserved for future grants. Collectively, options outstanding under the Company's stock option plans: 1) are granted at prices equal to the market value of the stock on the date of the grant, 2) generally vest ratably over a five year vesting period, with the Director Plan vesting upon grant date, and 3) expire over a period not greater than ten years from the date of grant. The 1985 and 1988 Stock Option Plans have expired. Under the 1995 Stock Option Plan, 2.5 million shares were reserved for future grants. The 1991 Stock Option Plan of HomeTown Buffet expired on September 20, 1996.

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

     A summary of the status of the Company's stock options is presented below (shares in thousands):


                                  Fifty-Two Weeks        Fifty-Two Weeks            Fifty-Two Weeks
                                      Ended                   Ended                       Ended
                                  January 1, 1997        December 31, 1997          December 30, 1998
                                 ------------------     --------------------       -------------------
                                           Wgtd Avg                Wgtd Avg                   Wgtd Avg
                                 Shares   Exer Price    Shares    Exer Price       Shares    Exer Price
                                 ------   ----------    ------    ----------       ------    ----------
Outstanding at beginning
  of year......................   4,081      $11.49       4,339       $11.81        4,335       $10.11
Granted........................   1,296       11.27       1,828         9.07        1,319        12.96
Exercised......................    (326)       3.85        (211)        4.80         (403)        7.77
Canceled.......................    (712)      12.63      (1,621)       14.18         (475)       11.34
                                  -----                  ------                     -----
Outstanding at end of
  year.........................   4,339      $11.81       4,335       $10.11        4,776       $10.97
                                  =====      ======      ======       ======        =====       ======
Options exercisable at
  year end.....................   1,805      $11.54       1,691       $10.15        1,923       $10.56
                                  =====      ======      ======       ======        =====       ======
Options available for
  future grant.................     774                     364                       901
                                  =====                  ======                     =====

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the plans. No compensation cost has been recognized for options issued under the plans when the exercise price of the options granted is at least equal to the fair value of the common stock on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1996, 1997, and 1998 consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net (loss) earnings would have changed to the pro forma amounts indicated below:

                                               1996         1997        1998
                                             -------       -------     -------
Net (loss) earnings, as reported..........   $(7,203)      $28,598     $39,351
Net (loss) earnings, pro forma............   $(9,717)      $22,892     $32,594

Basic (loss) earnings per common
  share, as reported......................     $(.16)         $.63        $.87
Basic (loss) earnings per common
  share, pro forma........................     $(.22)         $.51        $.72

Diluted (loss) earnings per common
  share, as reported......................     $(.16)         $.62        $.83
Diluted (loss) earnings per common
  share, pro forma........................     $(.22)         $.50        $.69

The fair value of each option grant is estimated on the grant date using the Black-Sholes option-pricing model with the following assumptions and results for the grants:

                                              1996         1997          1998
                                             -----        -----         -----
Dividend yield............................    None         None          None
Expected volatility.......................   64.21%       62.69%        61.18%
Expected life of option...................      10           10            10
Risk free interest rate...................    6.68%        6.57%         5.33%
Fair value of options on grant date.......   $9.30        $6.58         $9.72

The following table summarizes information about stock options outstanding at December 30, 1998 (shares in thousands):


                                  Options Outstanding                   Options Exercisable
                     -------------------------------------------     -------------------------
                                       Wgtd Avg
  Range of                             Remaining        Wgtd Avg                     Wgtd Avg
  Exercise             Number         Contractual       Exercise       Number        Exercise
   Prices            Outstanding      Life (Years)       Price       Exercisable       Price
-------------        -----------      ------------      --------     -----------     --------
$ 1.43-$ 8.76            486             5.00            $ 5.92          301           4.93
  9.00-  9.00            689             7.24              9.00          317           9.00
  9.06-  9.72            494             6.98              9.37          226           9.42
  9.75- 10.50            514             8.45             10.20          113          10.23
 10.58- 11.00            545             8.01             10.89          124          10.71
 11.32- 11.86            519             8.01             11.64          163          11.57
 12.00- 13.00            761             5.92             12.72          431          12.85
 13.44- 15.69            687             8.08             14.84          175          14.42
 15.82- 24.25             64             4.69             18.39           60          18.25
 24.63- 24.63             17             5.19             24.63           13          24.63
                       -----                                           -----

$ 1.43-$24.63          4,776             7.16            $10.97        1,923         $10.56
                       =====             ====            ======        =====         ======


F. COMMITMENTS AND CONTINGENCIES

COMMITMENTS:

     The Company conducts most of its operations from leased restaurant facilities, all of which are classified as operating leases. The Company also leases certain equipment under capital lease agreements. Amortization of assets under capital leases is included in depreciation and amortization expense.

     Equipment includes the following capital lease amounts:

                                     December 31,     December 30,
                                        1997             1998
                                     -----------      -----------

Equipment...........................   $10,560          $ 9,402
Less accumulated amortization.......     5,215            5,957
                                       -------          -------
                                       $ 5,345          $ 3,445
                                       =======          =======

     The following is a schedule of future minimum rental payments required under capitalized leases and noncancellable operating leases as of December 30, 1998 (in thousands):

                                           Capital         Operating
                                           Leases           Leases
                                           -------         ---------
1999..................................      $2,324          $ 40,346
2000..................................         877            41,119
2001..................................                        41,022
2002..................................                        41,174
2003..................................                        41,184
Thereafter............................                       259,333
                                            ------          --------
Total minimum lease payments..........       3,201          $464,178
                                                            ========
Less amount representing
  interest (at rates ranging
  from 6.38% to 11.80%)...............         261
                                            ------
Present value of net minimum
  capital lease.......................       2,940
Less current portion of
  capital lease payments..............       2,116
                                            ------
Long-term portion of
  capital leases......................      $  824
                                            ======

         Certain of these leases require additional rent based on a percentage of net sales and may require additional payments for real estate taxes and common area maintenance on the properties. Many of these leases also contain renewal options exercisable at the election of the Company.

     Rent expense was as follows (in thousands):

                        Fifty-Two         Fifty-Two       Fifty-Two
                       Weeks Ended       Weeks Ended     Weeks Ended
                        January 1,       December 31,    December 30,
                          1997              1997            1998
                       ------------      ------------    ------------
Minimum rents........    $34,154           $34,609         $36,508
Percentage rents.....      1,601             1,670           2,048
                         -------           -------         -------
                         $35,755           $36,279         $38,556
                         =======           =======         =======

CONTINGENCIES:

     The Company is involved in various legal actions arising in the normal course of business. Management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

     The Company and seven of its present and/or former directors and executive officers have been named as defendants in a Corrected, Third, Amended Consolidated Class Action Complaint (the "complaint") brought on behalf of a putative class of all purchasers of common stock of the Company from October 26, 1993 through October 25, 1994 (the "class period") in the United States District Court for the District of Minnesota. The complaint alleges that the defendants made misrepresentations and omissions of material fact during the class period with respect to the Company's operations and restaurant development activities, as a result of which the price of the Company's stock allegedly was artificially inflated during the class period. The complaint further alleges that certain defendants made sales of common stock of the Company during the class period while in possession of material undisclosed information about the Company's operations and restaurant development activities. The complaint alleges that the defendants' conduct violated the Securities Exchange Act of 1934 and seeks compensatory damages in an unspecified amount, prejudgement interest, and an award of attorneys fees, costs and expenses.

     By Memorandum Opinion and Order filed on January 6, 1998, the District Court denied the defendants motion to dismiss the plaintiffs' complaint. Plaintiffs seek approximately $90 million in damages and an award of attorneys' fees, costs and expenses.

     The defendants have answered the third complaint, denying all liability and raising various affirmative defenses. Discovery has been taken and was substantially completed as of February 26, 1999. Plaintiffs have moved for class certification, but the District Court has taken plaintiffs' motion under advisement and no plaintiff class has been certified.

     Management of the Company continues to believe that the action is without merit and is vigorously defending it. The defendants intend to move for summary judgement on all claims. The defendants have given notice of the plaintiffs' claim to its insurance carrier. The insurance company is reimbursing the defendants for a portion of the costs of defense under a reservation of rights. Although the outcome of this proceeding cannot be predicted with certainty, the Company's management believes that while the outcome may have a material effect on earnings in a particular period, the probability of a material effect on the financial condition of the Company, not covered by insurance, is slight.

G.   RETIREMENT PLAN

     The Company adopted a 401(k) plan beginning June 1, 1997 covering all employees with one year of service, age 21 or older, who worked at least 1,000 hours in the prior year. The Company's discretionary contributions to the plan are determined annually by the Board of Directors and are used to match a portion of employees' voluntary contributions. Participants are 100% vested in their own contributions immediately and in the Company's contributions 20% per year of service with the Company such that they are fully vested at the end of five years of service with the Company. The Company matched a portion of the employees contributions totaling approximately $300,000 for 1997 paid in 1998. The Company has accrued $700,000 for a 1998 matching contribution estimate to be paid in the first quarter of 1999.

H.   INCOME TAXES
     The provision for income taxes consists of the following (in thousands):
                                  Fifty-Two        Fifty-Two       Fifty-Two
                                 Weeks Ended      Weeks Ended     Weeks Ended
                                  January 1,      December 31,    December 30,
                                    1997             1997            1998
                                 -----------      ------------    ------------
Federal:
  Current.....................     $13,872           $12,436         $ 8,400
  Deferred....................     (13,385)            2,595          11,010
                                   -------           -------         -------
                                       487            15,031          19,410
State:
  Current.....................       2,211             2,219           2,467
  Deferred....................      (2,481)              391           1,533
                                   -------           -------         -------
                                      (270)            2,610           4,000
Tax effect from early
  disposition of common
  stock.......................         223               269             965
                                   -------           -------         -------
                                   $   440           $17,910         $24,375
                                   =======           =======         =======

     Deferred income taxes are provided to record the income tax effect of temporary differences that occur when transactions are reported in one period for financial statement purposes and in another period for tax purposes. The tax effect of the temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):


                                          December 31, 1997            December 30, 1998
                                       ------------------------      ----------------------
                                       Current        Long-Term      Current      Long-Term
                                        Asset         Liability       Asset       Liability
                                       -------        ---------      -------      ---------
Property and equipment...............                   $7,523                     $31,624
Deferred rent........................  $ 5,067                        $ 6,203
Self-insurance reserve...............    2,153                          2,380
Accrued workers' compensation........    1,818                          1,920
Accrued vacation.....................      274                            318
Deferred income......................       82
Accrued store closing costs..........    3,067                          2,390
Alternative minimum tax credit
  carryforward.......................                     (828)                       (500)
Other................................      (43)                            91
                                       -------          ------        -------      -------
                                       $12,418          $6,695        $13,302      $31,124
                                       =======          ======        =======      =======

     The Company has state alternative minimum tax credit carryforwards of $500,000 at December 30, 1998, which can be carried forward indefinitely. Future utilization of the carryforward is based on the profitability of HomeTown Buffet's operations.

     During 1998, the Company revised the useful tax lives of certain property purchased in prior years for income tax purposes, which resulted in an increase in tax depreciation expense. The increase in tax depreciation expense decreased taxable income for income tax purposes. This resulted in an increase in refundable income taxes and long-term deferred tax liability of $11,002,000 in 1998.

     The following is a reconciliation of the expected ordinary federal income tax (benefit) expense (at statutory rates) to the actual income tax provided (in thousands):


                                          Fifty-Two       Fifty-Two        Fifty-Two
                                         Weeks Ended     Weeks Ended      Weeks Ended
                                          January 1,     December 31,     December 30,
                                            1997            1997              1998
                                         -----------     ------------     ------------
Expected ordinary federal
  income tax (benefit) expense
  at 35%..............................     $(2,367)         $16,278         $22,304
State income taxes, net of
  federal effect......................        (176)           1,697           2,600
Merger related costs..................       2,785
General business credits..............         (29)            (137)           (614)
Other.................................         227               72              85
                                           -------          -------         -------
                                           $   440          $17,910         $24,375
                                           =======          =======         =======

I.  SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     The Company purchased the minority interests in HTB I in February, 1996. The acquisition of the minority interests involved the following non-cash items (in thousands):

                                       Fifty-Two
                                      Weeks Ended
                                       January 1,
                                         1997
                                      -----------
Goodwill............................    $950
Minority interest...................     200
Cancellation of receivable..........    (200)
                                        ----
Cash consideration paid.............    $950
                                        ====

         During 1998, $35,000 of convertible subordinated notes were converted into 3,000 shares of common stock at the discretion of the debtholder.

J.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)



                                                              Year (52 Weeks) Ended December 30, 1998
                                                        ----------------------------------------------------
                                                         First         Second          Third         Fourth
                                                        Quarter        Quarter        Quarter        Quarter
                                                        -------        -------        -------        -------
                                                             (In thousands, except per share amounts)
Restaurant sales..................................       $256,829      $204,579       $207,128       $200,322
Restaurant profits................................         33,890        31,962         31,079         26,645
Earnings before income taxes......................         16,041        18,853         16,760         12,072
Net earnings .....................................       $  9,865      $ 11,594       $ 10,435       $  7,457
                                                         ========      ========       ========       ========

Earnings per share:
 Basic............................................           $.22          $.25           $.23           $.17
                                                         ========      ========      =========       ========
 Diluted..........................................           $.21          $.24           $.22           $.16
                                                         ========      ========      =========       ========

Weighted average common shares assumed outstanding:
 Basic............................................         45,399        45,567         45,393         45,006
 Diluted..........................................         49,572        50,506         49,987         48,890


                                                              Year (52 Weeks) Ended December 31, 1997
                                                        ----------------------------------------------------
                                                         First         Second          Third         Fourth
                                                        Quarter        Quarter        Quarter        Quarter
                                                        -------        -------        -------        -------
                                                             (In thousands, except per share amounts)

Restaurant sales..................................       $240,741      $190,536       $194,145       $183,107
Restaurant profits................................         24,210        24,904         25,507         21,904
Earnings before income taxes......................         10,455        13,916         13,416          8,721
Net earnings .....................................       $  6,375      $  8,492       $  8,180       $  5,551
                                                         ========      ========       ========       ========

Earnings per share:
 Basic............................................           $.14          $.19           $.18           $.12
                                                         ========      ========      =========       ========
 Diluted..........................................           $.14          $.18           $.18           $.12
                                                         ========      ========      =========       ========

Weighted average common shares assumed outstanding:
 Basic............................................         45,191        45,219         45,276         45,363
 Diluted..........................................         45,440        49,070         49,380         49,162



                          INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Buffets, Inc.

     We have audited the accompanying consolidated balance sheets of Buffets, Inc. and subsidiaries (the Company) as of December 31, 1997 and December 30, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years (52 weeks) in the period ended December 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, based on our audits the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buffets, Inc. and subsidiaries as of December 31, 1997 and December 30, 1998 and the results of their operations and their cash flows for each of the three years (52 weeks) in the period ended December 30, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Minneapolis, Minnesota
February 15, 1999

                                STOCK INFORMATION


Market for the Company's Common Stock
and Related Stockholder Matters

     The Company's common stock trades on The Nasdaq Stock Market under the symbol "BOCB." As of March 19, 1999, the approximate number of holders of the Company's common stock was 12,500 based upon the number of record holders and an estimate of individual participants in security position listings.

     The following table sets forth the range of high and low closing sale prices for the Company's common stock as reported on The Nasdaq Stock Market for the period from January 1, 1997 through December 31, 1998.

                                         High                Low
                                       --------           ---------
Calendar 1997
  First Quarter.................       $ 9  3/4           $ 6   1/2
  Second Quarter................         9  1/8             6   7/8
  Third Quarter.................        11  7/8             8   3/8
  Fourth Quarter................        11  1/4             7   3/4

Calendar 1998
  First Quarter.................       $13  3/4           $ 8   1/2
  Second Quarter................       16 15/16            12   7/8
  Third Quarter.................       15   3/4            10 13/16
  Fourth Quarter................       14                   9   3/4

     The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender.


                               CORPORATE DIRECTORY
                               -------------------
Directors                   Walter R. Barry, Jr.             Private investor
                            Marvin W. Goldstein              Private investor
                            Roe H. Hatlen                    Chairman of the Board and Chief Executive Officer of the
                                                             Company
                            Alan S. McDowell                 Private investor
                            C. Dennis Scott                  Vice Chairman of the Board
                            Michael T. Sweeney               President and Chief Executive Officer of The Minnesota
                                                             Pizza Company, L.L.C.
----------------------------------------------------------------------------------------------------------------------
Executive                   Glenn D. Drasher                 Executive Vice President of Marketing
Officers                    David Goronkin                   Executive Vice President of Operations
                            Clark C. Grant                   Senior Vice President of Finance and Treasurer
                            Roe H. Hatlen                    Chairman of the Board and Chief Executive Officer
                            Kerry A. Kramp                   President and Chief Operating Officer
                            H. Thomas Mitchell               Executive Vice President, Chief Administrative Officer,
                                                             General Counsel & Secretary
                            Jean C. Rostollan                Executive Vice President of Purchasing
                            C. Dennis Scott                  Vice Chairman of the Board
                            K. Michael Shrader               Executive Vice President of Human Resources and Training
                            Neal L. Wichard                  Senior Vice President of Real Estate
----------------------------------------------------------------------------------------------------------------------
Other                       David T. Crowley                 Vice President of Development & Construction
Officers                    Brent P. DeMesquita              Vice President of Human Resource Planning
                                                             and Organizational Development
                            Brad J. McNaught                 Vice President of Real Estate
                            Marguerite C. Nesset             Vice President of Accounting and Controller
                            Kenneth W. Smith                 Vice President of Field Training
                            David A. Wagner                  Vice President of Information Systems
----------------------------------------------------------------------------------------------------------------------
Counsel                     Faegre & Benson LLP              Minneapolis, Minnesota
----------------------------------------------------------------------------------------------------------------------
Registrar                   American Stock
                            Transfer Company                 New York, New York
----------------------------------------------------------------------------------------------------------------------
Auditors                    Deloitte & Touche LLP            Minneapolis, Minnesota
----------------------------------------------------------------------------------------------------------------------
Transfer Agent              American Stock
                            Transfer Company                 New York, New York
----------------------------------------------------------------------------------------------------------------------

ANNUAL MEETING

     The annual meeting of shareholders will be held Tuesday, May 11, 1999, starting at 9:00 a.m., Central Standard Time, at the Company's Old Country Buffet restaurant, 13603 Grove Drive, Maple Grove, Minnesota 55311.

FORM 10-K

     A copy of the Company's Form 10-K Report for fiscal 1998, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Clark C. Grant, Senior Vice President of Finance and Treasurer, at the Executive Offices.

EXECUTIVE OFFICES
Buffets, Inc.
10260 Viking Drive
Eden Prairie, MN 55344-7229
(612) 942-9760

BUFFETS, INC. NEWS RELEASES
As a  service  to our  shareholders  and  prospective  investors,  copies of the
Company's   recent   news   releases   can  be   found   on  the   Internet   at
http://www.buffet.com

        Old Country Buffet(R) is a registered trademark of Buffets, Inc. HomeTown Buffet(R) is a registered trademark licensed to HomeTown Buffet, Inc.
      Original Roadhouse Grill(SM), Country Roadhouse Buffet & Grill(SM),
               and PIZZAPLAY(SM) are Service Marks of Buffets,Inc.
  Country Harvest Buffet(R) is a registered trademark of County Harvest Buffet
               Restaurants, Inc. and is licensed to Buffets, Inc.