Form 10-K, Exhibit 13
period 1999-12-29
BUFFETS INC
filed 2000-03-28
CIK 750274

                      SELECTED CONSOLIDATED FINANCIAL DATA


                                                                                  Year (52-53 Weeks) Ended
                                                         ---------------------------------------------------------------------------
                                                         January 3,      January 1,     December 31,   December 30,  December 29,
                                                          1996 (1)        1997(2)         1997           1998           1999
                                                         ----------     ----------     ------------   ------------   -----------
                                                              (In thousands, except per share amounts and Restaurant Data)
STATEMENT OF OPERATIONS DATA:
  Restaurant sales.....................................   $ 661,445      $ 750,707      $ 808,529      $ 868,858      $ 936,854
  Restaurant costs.....................................     567,290        659,784        712,004        745,282        800,255
                                                          ---------      ---------      ---------      ---------      ---------
  Restaurant profits...................................      94,155         90,923         96,525        123,576        136,599
  Selling, general, and administrative expenses........      40,276         47,594         48,158         60,777         70,985
  Merger and merger-related costs......................                      6,584
  Duplicate site closing costs.........................                     10,702
  Impairment of assets and site closing costs..........       1,370         32,286          1,500          1,538          1,966
  Other income (expense)...............................         574           (520)          (359)         2,465          3,594
                                                          ---------      ---------      ---------      ---------      ---------
  Earnings (loss) before income taxes..................      53,083         (6,763)        46,508         63,726         67,242

  Income taxes.........................................      20,176            440         17,910         24,375         24,800
                                                          ---------      ---------      ---------      ---------      ---------
  Net earnings (loss)..................................   $  32,907      $  (7,203)     $  28,598      $  39,351      $  42,442
                                                          =========      =========      =========      =========      =========
  Earnings (loss) per share:
   Basic...............................................   $     .74      $    (.16)     $     .63      $     .87      $     .99
                                                          =========      =========      =========      =========      =========
   Diluted.............................................   $     .73      $    (.16)     $     .62      $     .83      $     .95
                                                          =========      =========      =========      =========      =========

  Weighted average common shares assumed outstanding:
   Basic...............................................      44,604         45,068         45,257         45,346         42,805
   Diluted.............................................      45,578         45,068         49,140         49,726         46,692

BALANCE SHEET DATA:
  Property and equipment (net).........................   $ 328,573      $ 327,721      $ 330,647      $ 334,582      $ 353,657
  Total assets.........................................     399,752        370,683        403,576        466,849        477,635
  Long-term debt (including current portion)...........      64,655         48,633         46,693         44,405         42,151
  Stockholders' equity.................................     242,434        236,791        266,687        299,725        306,383

RESTAURANT DATA:
  Restaurants opened or acquired during period.........          65             41             18             28             25
  Restaurants closed or relocated during period........          (3)            (8)            (4)            (2)            (8)
  Restaurants open (end of period):
   Company-owned.......................................         313            346            360            386            403
   Franchised..........................................          25             24             24             24             24
                                                          ---------      ---------      ---------      ---------      ---------
       Total                                                    338            370            384            410            427

  Average weekly sales of Company-owned restaurants
   open during period..................................   $  44,447      $  43,669      $  44,242      $  45,120      $  46,323

(1)    The Company's fiscal year consisted of 53 weeks.
(2) On September 20, 1996, a wholly-owned subsidiary of the Company merged into HomeTown Buffet, Inc. As a result of the merger, HomeTown Buffet became a wholly-owned subsidiary of the Company. The merger was accounted for as a pooling of interests. Accordingly, the Selected Consolidated Financial Data include the accounts and operations of the Company and HomeTown Buffet for all periods presented. In connection with the merger, the Company reorganized certain merger and merger-related costs in 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         The Company operates and franchises high-quality, scatter bar buffet restaurants under the names Old Country Buffet (241), HomeTown Buffet (126), Country Buffet (13) and Granny's Buffet (6). The Company also operates eleven Original Roadhouse Grill restaurants, three Country Roadhouse Buffet & Grill restaurants, two Tahoe Joe's Famous Steakhouse restaurants and one Soup 'N Salad Unlimited restaurant. The Company opened its first Old Country Buffet restaurant on March 22, 1984. As of December 29, 1999, the Company operated 403 Company-owned restaurants in total, and had 24 franchisee-operated restaurants. Certain information concerning the operating results of the Company is presented in the table below.

                                                   Fifty-Two            Fifty-Two             Fifty-Two
                                                  Weeks Ended          Weeks Ended           Weeks Ended
                                                  December 31,         December 30,          December 29,
                                                      1997                 1998                  1999
                                                  -----------          ------------          ------------
Restaurant sales...............................          100.0%                100.0%               100.0%
                                                       -------               -------              -------
Restaurant costs:
  Food costs...................................           33.9                  32.3                 31.6
  Labor costs..................................           29.8                  30.3                 31.0
  Direct and occupancy costs...................           24.4                  23.2                 22.8
                                                       -------               -------              -------
    Total restaurant costs.....................           88.1                  85.8                 85.4
                                                       -------               -------              -------
Restaurant profits.............................           11.9                  14.2                 14.6
Selling, general, and
  administrative expenses......................            6.0                   7.0                  7.6
Impairment of assets and site closing costs....             .1                    .2                   .2
                                                       -------               -------              -------
                                                           5.8                   7.0                  6.8
Other income...................................                                   .3                   .4
                                                       -------               -------              -------
Earnings before income taxes...................            5.8                   7.3                  7.2
Income taxes...................................            2.3                   2.8                  2.7
                                                       -------               -------              -------
Net earnings...................................            3.5%                  4.5%                 4.5%
                                                       =======               =======              =======
Number of Company-owned
  restaurants open at end of period............            360                   386                  403
Average weekly sales of Company-owned
  restaurants open during period...............        $44,242               $45,120              $46,323

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

Restaurant Sales

         Restaurant sales for 1999 increased $68.0 million or 7.8% over sales in 1998, which in turn had increased by $60.3 million or 7.5% over those achieved in 1997. The increases in total revenues during the three years have been primarily due to sales generated by new restaurants and price increases. In 1999, the Company opened or acquired 25 restaurants, compared with 28 opened or acquired restaurants in 1998 and 18 in 1997. In 1999, the Company closed six underperforming restaurants and closed two additional restaurants for relocation. In 1998, the Company closed two underperforming restaurants. In 1997, the Company closed three under-performing restaurants and one duplicate site restaurant. During 2000, the Company expects to open approximately 16 to 22 restaurants, approximately 8 to 10 buffet restaurants and 8 to 12 non-core buffet restaurants. The Company's price increases have been in line with inflation for the past three years.

         Average weekly sales per restaurant increased 2.7% from 1998 to 1999, increased 2.0% from 1997 to 1998 and increased 1.3% from 1996 to 1997. Comparable sales per restaurant increased 1.9% from 1998 to 1999, increased 2.5% from 1997 to 1998 and decreased .9% from 1996 to 1997. The comparable restaurant sales statistics exclude restaurants that have been open, converted to another concept or remodeled for less than two full fiscal years. The average weekly sales statistics, on the other hand, reflect the performance of all the Company's owned restaurants, both new and old. The Company manages its business on average weekly sales, rather than comparable restaurant sales, as the best measure of comparative restaurant sales performance.

         Sales are seasonal, with a lower percentage of annual sales occurring in most of the Company's current market areas during the winter months.

Restaurant Costs

         As a percentage of restaurant sales, total restaurant costs decreased to 85.4% in 1999 from 85.8% in 1998 and 88.1% in 1997. Food costs as a percentage of sales decreased to 31.6% in 1999 from 32.3% in 1998 primarily due to a decrease in the cost of produce and general groceries. Food costs as a percentage of sales decreased to 32.3% in 1998 from 33.9% in 1997 primarily due to a decrease in the cost of various meats and general groceries. Labor costs as a percentage of sales increased to 31.0% in 1999 from 30.3% in 1998, which in turn had increased from 29.8% in 1997. The increase in labor costs in the past three fiscal years was primarily due to increases in management and employee wages as a result of a more competitive labor market and increased training and staffing of hourly and management employees to better serve the customer. Direct and occupancy costs as a percentage of sales were 22.8%, 23.2% and 24.4% in 1999, 1998 and 1997, respectively. The Company's policy of expensing all pre-opening costs when incurred adversely affects restaurant costs and restaurant profits during the periods when new restaurants are developed and opened. However, the majority of new restaurants are profitable within the second period after opening.

Selling, General, and Administrative Expenses

         Selling, general, and administrative expenses in 1999 increased $10.2 million to $71.0 million, and increased as a percentage of sales to 7.6% in 1999 from 7.0% in 1998. Selling, general, and administrative expenses in 1998 increased $12.6 million to $60.8 million, and increased as a percentage of sales to 7.0% from 6.0% in 1997. The increase in selling, general, and administrative expenses in 1999 from 1998 was due primarily to an increase in advertising expenses and an increase in information system department costs related to the Company's year 2000 testing and compliance review. The Company is anticipating increasing its marketing spending in 2000 to approximately $28.4 million, which includes the development of four new television commercials to run in 2000, compared to $22.5 million in 1999 and $17.2 million in 1998. The increase in selling, general, and administrative costs as a percentage of sales in 1998 from 1997 was due primarily to an increase in advertising costs. Advertising costs represented 2.4% of sales during 1999, compared with 2.0% of sales during 1998 and 1.3% of sales during 1997.

Impairment of Assets and Closing Costs

         The Company reviews long-lived assets by location for impairment when there is a significant drop in average weekly sales and a corresponding trend of increasing operating losses, as required by Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The cost of closing and impairing assets of restaurants in fiscal 1999, 1998 and 1997 was $2.0 million, $1.5 million and $1.5 million, respectively.

         The Company currently operates certain restaurants which generate net losses and are performing significantly below the performance of its best restaurants. The Company's management actively addresses underperforming units to improve their performance. However, such efforts are not always successful. Consequently, in the future, it is reasonably possible that the Company will incur future impairment charges (although these are not currently estimable). These charges will generally arise as estimates used in the evaluation and measurement of impairments relating to the restaurants written down are refined based on new information or as a result of future events or changes in circumstances that cause other restaurants to be impaired. Also, any future expenditures for impaired restaurants that would normally be capitalized will have to be immediately evaluated for recoverability.

Other Income

         The increase in other income in 1999 from 1998 and in 1998 from 1997 is primarily due to an increase in interest income offset by a decrease in interest expense.

Income Taxes

         Income taxes as a percentage of earnings before income taxes were 36.9%, 38.2% and 38.5% in 1999, 1998, and 1997, respectively. The effective income tax rate is higher than the statutory rate primarily due to state income taxes. In early 2000, the Company reached a tentative agreement with the Internal Revenue Service on tax issues through 1997. The decrease in the 1999 effective tax rate when compared to 1998 is primarily due to the Company reducing its accrual for income taxes to reflect this likely settlement.

Liquidity and Capital Resources

         The Company's restaurants generate cash immediately through sales. The majority of new restaurants are profitable within the second period after opening. The Company does not have significant assets in the form of trade receivables or inventory, and often receives several weeks of trade credit from food and supply purveyors; therefore, the Company's operations generate substantial cash which is available to fund new restaurants. The investment of cash flow from operations in restaurant property and equipment and the repurchase of common stock may result in a "working capital deficit" (current liabilities exceeding current assets) which, to a considerable extent, represents interest-free financing from trade creditors that the Company intends to continue to utilize.

         In fiscal 1999, net cash provided by operating activities decreased by approximately $21.6 million to $90.6 million, as compared with $112.2 million in 1998 and $75.6 million in 1997. The decrease in net cash provided by operations in 1999 was primarily due to a decrease in deferred income taxes. The decrease in deferred income taxes was primarily attributable to a decrease in tax depreciation.

         Cash flows used in investing activities totaled $74.2 million, $51.6 million and $42.5 million for fiscal 1999, 1998 and 1997, respectively. In 1999, cash flows used in investing activities consisted of capital expenditures primarily for new and acquired restaurants, the Company's new corporate office, and restaurant conversions and remodels, offset by cash received from landlords. Cash flows used in investing activities in 1998 and 1997 consisted of capital expenditures primarily for new restaurants, conversion of restaurants, restaurants acquired and remodeling restaurants, offset by cash received from landlords.

         Cash flows used in financing activities were $38.1 million, $9.6 million and $0.9 million for fiscal 1999, 1998 and 1997, respectively. Cash flows used in financing activities in 1999 consisted of the repurchase of 3,570,000 shares of common stock for $36.6 million and debt payments of $2.3 million, partially offset by $0.8 million received from the exercise of employee stock options. Cash flows used in financing activities in 1998 consisted of the repurchase of 756,000 shares of common stock for $10.4 million and debt payments of $2.3 million, partially offset by $3.1 million received from the exercise of employee stock options. Cash flows used in financing activities in 1997 consisted primarily of debt payments of $1.9 million partially offset by $1.0 million received from the exercise of employee stock options.

         The Company currently has an unsecured revolving line of credit of up to $50 million, with interest payable at the option of the Company at the applicable "eurodollar rate," "certificate of deposit rate," or the "reference rate" of the bank at the time of the advance. On October 1, 1998, the Company amended the agreement to reduce the commitment fee to .1875% per annum on the unused base commitment amount, $20 million, and .05% per annum on the unused reserve commitment amount, $30 million. In July 1999, the Company extended the agreement for three years through June 30, 2002. On July 1, 2002, providing no default or event of default has occurred and is continuing, the line of credit is convertible, at the Company's option, to a three-year term loan, maturing on July 1, 2005. As of and for the fiscal years ended December 29, 1999, December 30, 1998 and December 31, 1997, the Company had no borrowings outstanding under this credit line.

         Letters of credit are issued by the Company during the ordinary course of business through a major domestic bank as required by certain insurance policies. As of December 29, 1999 the Company had outstanding letters of credit for $6.7 million.

         In 1995, HomeTown Buffet issued $41.5 million in aggregate principal amount of 7.0% subordinated convertible notes due on December 1, 2002. The notes are convertible into shares of the Company's common stock at a conversion price of $11.67, subject to adjustment under certain conditions, at any time until maturity. The notes are subordinated in right of payment to all existing and future senior indebtedness of the Company. The notes became redeemable in whole or in part, at the option of the Company, at any time on or after December 2, 1998. During 1998, $35,000 of the notes were converted into 3,000 shares of common stock at the discretion of the debtholder. There were no conversions in 1999.

         On December 9, 1999, the Company completed the acquisition of six Granny's Buffet restaurants located in the Pacific Northwest for $9.8 million.

         On April 7, 1999, the Company acquired an 80% interest in Tahoe Joe's Inc., an operator of two restaurants and the Tahoe Joe's Famous Steakhouse concept, for approximately $6.8 million, net of liabilities and cash acquired.

         On June 30, 1998, the Company completed the acquisition of eleven restaurants from Country Harvest Buffet Restaurants, Inc. for $5.6 million. The Company has converted ten of the Country Harvest Buffet restaurants to the Company's buffet style restaurants and one restaurant to an Original Roadhouse Grill.

         On May 12, 1998, the Company's Board of Directors authorized the expenditure of up to $40 million for the purchase of outstanding shares of the Company's common stock, to be effected from time to time in transactions on the Nasdaq National Market or otherwise. On June 3, 1999, the Company's Board of Directors authorized the expenditure of up to an additional $40 million for the purchase of outstanding shares of the Company's common stock, to be effected from time to time in transactions on the Nasdaq National Market or otherwise. As of December 29, 1999, the Company had repurchased $47.1 million of its common stock (4,326,000 shares at an average price of $10.88).

         The Company requires significant amounts of capital to fund its growth. During 2000, the Company expects to open approximately 16 to 22 restaurants, approximately 8 to 10 buffet restaurants and 8 to 12 non-core buffet restaurants. The Company expects to spend approximately $40 to $45 million in aggregate on these new restaurants, for leasehold improvements depending upon the level of contributions obtained from landlords. The Company also expects to spend $7 to $10 million in various remodeling and improvement costs at existing facilities. In addition, the Company periodically evaluates the purchase of existing restaurants and/or restaurant concepts.

         The Company also expects to spend approximately $6.0 million during the first quarter of 2000 on its new corporate office location in Eagan, Minnesota with the completion date scheduled for March 2000.

         The Company has traditionally located its restaurants within or adjacent to strip or neighborhood shopping centers in principally leased facilities. However, depending upon the availability of suitable mall locations, or in order to obtain optimal locations within particular markets, the Company also purchases or ground-leases land on which it constructs freestanding restaurants. The Company currently has 114 freestanding locations, 25 of which it owns. In 1999, all of the new restaurants opened were freestanding units, one of which was constructed on land owned by the Company. It is anticipated that all of the restaurants to be opened in 2000 will be freestanding units. The capital expenditure required for a freestanding location can be over 100% greater than for a mall location. If the Company further pursues development of freestanding locations, the cost per location and related cash requirements will increase substantially over the Company's historical costs of development and will not be offset by landlord contributions that typically have been associated with in-line mall locations. The Company is also finding that new restaurant concepts have had the impact of increasing pre-opening costs for each location.

         Sources of capital for restaurants to be opened or converted in 2000 and early 2001 are anticipated to be funds from existing cash and cash equivalents, cash provided by operations, credit received from trade suppliers, landlord contributions for leasehold improvements and current and expected future bank financing. The Company believes that these sources will be adequate to finance operations and the additional restaurants and conversions included in the Company's restaurant development plans for 2000 and early 2001. However, in order to remain prepared for further significant growth in future years, the Company will continue to evaluate its financing needs and seek additional funding if appropriate. The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender.

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

Impact of Year 2000
         Computer programs have historically been written to abbreviate dates by using two digits instead of four digits to identify a particular year.

The so-called "year-2000 problem" or "millennium bug" is the inability of computer software or hardware (collectively, "Systems") to recognize or properly process dates ending in "00" and dates after the year 2000. Significant attention was focused on the year 2000 to update or replace such Systems in order to avoid System failures, miscalculations, or business interruptions that might otherwise result.

         As of March 13, 2000, the Company has not experienced and does not anticipate any adverse effects on the Company's Systems and operations as a result of year-2000 issues. Further, as of March 13, 2000, the Company has not experienced any operating problems or product failures as a result of year-2000 issues with its vendors, service providers, or customers.

         The "year-2000" project costs for 1997, 1998 and 1999 total $3.4 million of which $2.0 million were hardware and software upgrades and $1.4 million were consultant fees.

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

Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In July 1999, the FASB issued SFAS No. 137 delaying the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000, with earlier adoption encouraged. The Company has not yet determined the effects SFAS No. 133 will have on its financial position or the results of its operations.

Forward-looking Information

         Certain statements in this Annual Report (which are summarized below) and in the Company's press releases and oral statements made by or with the approval of the Company's executive officers constitute or will constitute "forward-looking statements." These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," and similar expressions. All forward-looking statements involve risks and uncertainties, and actual results may be materially different. The following factors are among those that could cause the Company's actual results to differ materially from those set forth in such forward-looking statements.

         The ability of the Company to open new restaurants, and the allocation of new restaurants among the Company's currently available and future concepts, depends on a number of factors, including its ability to find suitable locations and negotiate acceptable leases and land purchases, its ability to attract and retain a sufficient number of qualified restaurant managers, the comparative potential return and risk associated with the particular restaurant concept, and the availability of capital. The proportion of new restaurants that will be freestanding units, either owned or leased, rather than in-line mall locations will depend upon the availability and cost of suitable mall locations. The costs of restaurant development and conversion will depend upon the level of contributions from landlords for leasehold improvements, the actual number of freestanding sites utilized in such development and whether such sites involve land purchases, the cost of building supplies and general construction risks and costs. The ultimate level of television advertising expenditures in 2000 will be contingent upon the effectiveness of the commercials, the availability and cost of advertising air time, and changes in the Company's marketing priorities. The Company's ability to generate revenue as currently expected, unexpected expenses and the need for additional funds to react to changes in the marketplace, including unexpected increases in personnel costs and food supply costs, may impact whether the Company has sufficient cash resources to fund its restaurant development and conversion plans for 2000 and early 2001. The prospect of future restaurant conversions is contingent upon the costs of the conversions, the financial return anticipated with such conversion, and the availability of viable alternative concepts.

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

         Other factors that could cause actual results of the Company to differ materially from those contained in any such forward- looking statements include general economic conditions, the actions of existing and future competitors, weather factors, the success of conversions, unforseen health and safety developments regarding restaurant operations, including food-borne illnesses, and regulatory constraints. The Company assumes no obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences.

Quantitative and Qualitative Disclosures About Market Risks

         At December 29, 1999, the Company's cash equivalents, long-term debt, and capital leases are at fixed interest rates. These financial instruments are subject to interest rate risk and will decline or increase in value if market interest rates change. The Company does not expect to recognize any adverse impact in income or cash flows due to the Company having the ability to hold these financial instruments until maturity.

                         BUFFETS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                          Fifty-Two              Fifty-Two             Fifty-Two
                                                         Weeks Ended            Weeks Ended           Weeks Ended
                                                         December 31,           December 30,          December 29,
                                                             1997                   1998                  1999
                                                         ------------           ------------          ------------
                                                                  (In thousands, except per share amounts)

RESTAURANT SALES......................................     $808,529               $868,858              $936,854
RESTAURANT COSTS:
  Food costs..........................................      273,942                280,368               296,452
  Labor costs.........................................      240,956                263,478               290,716
  Direct and occupancy costs..........................      197,106                201,436               213,087
                                                           --------               --------              --------

      Total restaurant costs..........................      712,004                745,282               800,255
                                                           --------               --------              --------

RESTAURANT PROFITS....................................       96,525                123,576               136,599
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES.........       48,158                 60,777                70,985
IMPAIRMENT OF ASSETS AND SITE CLOSING COSTS (NOTE C)..        1,500                  1,538                 1,966
                                                           --------               --------              --------
                                                             46,867                 61,261                63,648
OTHER (EXPENSE) INCOME:
  Franchise fees and royalties........................        1,395                  1,478                 1,451
  Interest income.....................................        1,668                  4,048                 4,924
  Interest expense....................................       (3,541)                (3,310)               (3,009)
  Other...............................................          119                    249                   228
                                                           --------               --------              --------
                                                               (359)                 2,465                 3,594
                                                           --------               --------              --------

EARNINGS BEFORE INCOME TAXES..........................       46,508                 63,726                67,242

INCOME TAXES (NOTE H).................................       17,910                 24,375                24,800
                                                           --------               --------              --------
NET EARNINGS..........................................     $ 28,598               $ 39,351              $ 42,442
                                                           ========               ========              ========

EARNINGS PER SHARE:
 BASIC................................................         $.63                   $.87                  $.99
                                                           ========               ========              ========
 DILUTED..............................................         $.62                   $.83                  $.95
                                                           ========               ========              ========

WEIGHTED AVERAGE COMMON SHARES ASSUMED OUTSTANDING:
 BASIC................................................       45,257                 45,346                42,805
 DILUTED..............................................       49,140                 49,726                46,692



                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                        December 30,         December 29,
                                                                           1998                 1999
                                                                        ------------         ------------
                                                                    (In thousands, except par value amounts)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................................       $ 94,058               $ 72,260
  Receivable from landlords.......................................          2,772                  1,092
  Inventory.......................................................          4,645                  4,705
  Prepaid rents...................................................          1,321                  1,891
  Other current assets............................................          2,789                  6,951
  Refundable income taxes.........................................          3,057                    104
  Deferred income taxes (NOTE H)..................................         13,302                 14,448
                                                                         --------                -------
    TOTAL CURRENT ASSETS..........................................        121,944                101,451
PROPERTY AND EQUIPMENT:
  Land............................................................         15,688                 21,652
  Buildings.......................................................         33,256                 41,855
  Equipment.......................................................        265,230                279,317
  Leasehold improvements..........................................        225,764                247,141
                                                                         --------               --------
                                                                          539,938                589,965
  Less accumulated depreciation and amortization..................        205,356                236,308
                                                                         --------               --------
                                                                          334,582                353,657
GOODWILL, net of accumulated amortization of $2,424 and $3,061,
  respectively....................................................          8,507                 16,393
OTHER ASSETS......................................................          1,816                  6,134
                                                                         --------               --------
                                                                         $466,849               $477,635
                                                                         ========               ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable................................................       $ 32,436               $ 34,209
  Accrued payroll and related benefits............................         18,291                 23,777
  Accrued rents...................................................         18,076                 19,757
  Accrued sales taxes.............................................          3,835                  4,033
  Accrued insurance...............................................          6,592                  5,945
  Accrued store closing costs.....................................          6,197                  4,401
  Other accrued expenses..........................................          6,168                  7,848
  Current portion of capital leases (NOTE F)......................          2,116                    686
                                                                         --------               --------
    TOTAL CURRENT LIABILITIES.....................................         93,711                100,656
LONG-TERM DEBT (NOTE D)...........................................         41,465                 41,465
LONG-TERM PORTION OF CAPITAL LEASES...............................            824
MINORITY INTEREST (NOTE B)........................................                                   265
DEFERRED INCOME TAXES (NOTE H)....................................         31,124                 28,866
COMMITMENTS AND CONTINGENCIES (NOTE F)
STOCKHOLDERS' EQUITY (NOTE E):
  Preferred stock, $.01 par value; authorized 5,000 shares;
   none issued and outstanding
  Common stock, $.01 par value; authorized 60,000 shares;
   issued and outstanding 45,021 and 41,545 shares, respectively..            450                    415
  Additional paid-in capital......................................        119,792                111,152
  Retained earnings...............................................        179,483                194,816
                                                                         --------               --------
    TOTAL STOCKHOLDERS' EQUITY....................................        299,725                306,383
                                                                         --------               --------
                                                                         $466,849               $477,635
                                                                         ========               ========



                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                Additional
                                                               Common            Paid-in             Retained
                                                               Stock              Capital            Earnings           Total
                                                               -------          ----------           --------           -----
                                                                                        (In thousands)
BALANCES, January 1, 1997..................................     $452             $116,330            $120,009          $236,791
  Net earnings.............................................                                            28,598            28,598
  Common stock issued under employees' stock option plans..        2                1,027                                 1,029
  Tax benefit from early disposition of common stock
    issued under employees' stock option plans (NOTE H)....                           269                                   269
                                                                ----             --------            --------          --------

BALANCES, December 31, 1997................................      454              117,626             148,607           266,687
  Net earnings.............................................                                            39,351            39,351
  Common stock issued under employees' stock option plans..        3                3,124                                 3,127
  Purchase of common stock.................................       (7)              (1,958)             (8,475)          (10,440)
  Conversion of debt to common stock.......................                            35                                    35
  Tax benefit from early disposition of common stock
    issued under employees' stock option plans (NOTE H)....                           965                                   965
                                                                ----             --------            --------          --------

BALANCES, December 30, 1998................................      450              119,792             179,483           299,725
  Net earnings.............................................                                            42,442            42,442
  Common stock issued under employees' stock option plans..        1                  765                                   766
  Purchase of common stock.................................      (36)              (9,496)            (27,109)          (36,641)
  Tax benefit from early disposition of common stock
    issued under employees' stock option plans (NOTE H)....                            91                                    91
                                                                ----             --------            --------          --------

BALANCES, December 29, 1999................................     $415             $111,152            $194,816          $306,383
                                                                ====             ========            ========          ========







                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Fifty-Two      Fifty-Two    Fifty-Two
                                                                 Weeks Ended   Weeks Ended   Weeks Ended
                                                                 December 31,  December 30,  December 29,
                                                                    1997           1998         1999
                                                                 ------------  ------------ ------------
                                                                             (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings ................................................   $  28,598    $  39,351    $  42,442
  Adjustments to reconcile net earnings
   to net cash provided by operating activities:
        Depreciation and amortization .........................      41,192       42,206       43,254
        Impairment of assets and site closing costs ...........       1,500        1,538        1,966
        Tax benefit from early disposition of common stock ....         269          965           91
        Deferred income .......................................        (193)        (212)
        Deferred income taxes .................................       2,986       23,545       (3,404)
        Changes in assets and liabilities, net of acquisitions:
              Inventory .......................................      (1,281)         362           66
              Other current assets ............................       3,435       (2,124)      (4,567)
              Refundable income taxes .........................      (1,313)      (1,744)       2,953
              Other assets ....................................         (43)          30           88
              Accounts payable ................................         427        2,481        1,474
              Accrued payroll and related benefits ............        (709)       2,771        5,466
              Accrued store closing costs .....................                                (1,996)
              Other accrued expenses ..........................       1,368        2,992        2,728
              Income taxes payable ............................        (615)
                                                                  ---------    ---------    ---------
                  Total adjustments ...........................      47,023       72,810       48,119
                                                                  ---------    ---------    ---------
                  Net cash provided by operating activities ...      75,621      112,161       90,561
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures ........................................     (47,439)     (48,085)     (60,217)
  Purchase of restaurants, less cash acquired .................                   (5,557)     (16,604)
  Cash received from landlords ................................       4,987        2,075        2,591
                                                                  ---------    ---------    ---------
                  Net cash used in investing activities .......     (42,452)     (51,567)     (74,230)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments of capital leases ..................................      (1,940)      (2,253)      (2,254)
  Repurchase of common stock ..................................                  (10,440)     (36,641)
  Proceeds from exercise of employee stock options ............       1,029        3,127          766
                                                                  ---------    ---------    ---------
                  Net cash used in financing activities .......        (911)      (9,566)     (38,129)
                                                                  ---------    ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..........      32,258       51,028      (21,798)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ................      10,772       43,030       94,058
                                                                  ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR ......................   $  43,030    $  94,058    $  72,260
                                                                  =========    =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Non-cash disclosures of investing and financing
  activities (NOTE I)
Cash paid during the year for:
  Interest (net of capitalized interest of $304, $328,
    and $392 in 1997, 1998, and 1999, respectively) ............    $ 3,768      $ 3,322      $ 3,010
  Income taxes .................................................     16,831        1,597       18,161




                 See notes to consolidated financial statements.

                         BUFFETS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1997 (52 WEEKS),
DECEMBER 30, 1998 (52 WEEKS) AND DECEMBER 29, 1999 (52 WEEKS)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business:

         Buffets, Inc. and subsidiaries (the "Company") owns and operates a chain of restaurants under the names of Old Country Buffet, Country Buffet, HomeTown Buffet, Original Roadhouse Grill, Granny's Buffet, Country Roadhouse Buffet & Grill, Tahoe Joe's Famous Steakhouse, and Soup 'N Salad Unlimited in the United States. The Company operates solely in the casual dining industry segment. The Company had 403 Company-owned restaurants and 24 franchised restaurants operating as of December 29, 1999. In addition to initial franchise fees, franchisees pay royalties based on gross sales.

Consolidation:

         The consolidated financial statements include the accounts of Buffets, Inc., and its subsidiaries Dinertainment, Inc., Distinctive Dining, Inc., HomeTown Buffet, Inc. ("HomeTown Buffet"), OCB Restaurant Co., OCB Realty Co., OCB Purchasing Co., OCB Property Co., Restaurant Innovations, Inc. and Tahoe Joe's, Inc. All significant intercompany transactions have been eliminated.

Fiscal Year:

         The Company's fiscal year, which ends on the Wednesday nearest December 31, is comprised of fifty-two or fifty-three weeks divided into four periods of sixteen, twelve, twelve and twelve or thirteen weeks, respectively. The fiscal years ended December 31, 1997, December 30, 1998 and December 29, 1999 were fifty-two week years.

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

Recoverability of Long-Lived Assets:

         The Company reviews long-lived assets and goodwill related to those assets for impairment whenever events or changes in circumstances indicate the carrying value amount of an asset or group of assets may not be recoverable. The Company considers a history of operating losses and the other factors described in Note C to be its primary indicator of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, namely individual restaurants. A restaurant is deemed to be impaired if a forecast of undiscounted future operating cash flows directly related to the restaurant, including disposal value, if any, is less than its carrying amount. If a restaurant is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar assets or the results of valuation techniques such as discounted estimated future cash flows as if the decision to continue to use the impaired restaurant was a new investment decision. The Company generally measures fair value by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

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

Comprehensive Income:

         In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is not currently applicable to the Company because the Company did not have any items of other comprehensive income in any of the periods presented.

Earnings Per Share:

         Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share assumes conversion of convertible subordinated notes as of the beginning of the year and exercise of stock options using the treasury stock method, if dilutive. The following is a reconciliation of the numerators and denominators used to calculate diluted earnings per share:


                                                             Fifty-Two             Fifty-Two            Fifty-Two
                                                            Weeks Ended           Weeks Ended          Weeks Ended
                                                            December 31,          December 30,         December 29,
                                                                1997                  1998                 1999
                                                            ------------          -----------          -----------
Net earnings...........................................         $28,598                $39,351               $42,442
Interest on convertible
 subordinated notes (after tax)........................           1,786                  1,794                 1,829
                                                                -------                -------               -------
Income available to
 common stockholders and assumed
 conversion............................................         $30,384                $41,145               $44,271
                                                                =======                =======               =======

Weighted average common
 shares outstanding....................................          45,257                 45,346                42,805
Dilutive effect of:
 Convertible subordinated notes........................           3,556                  3,556                 3,553
 Stock options.........................................             327                    824                   334
                                                                -------                -------               -------
Common shares assuming dilution........................          49,140                 49,726                46,692
                                                                =======                =======               =======

         Average shares used in the fiscal 1997, 1998 and 1999 diluted earnings per share computations exclude stock options to purchase 3,602,000 shares of common stock at a weighted average price of $11.79, stock options to purchase 946,000 shares of common stock at a weighted average price of $14.51 per share, and stock options to purchase 3,291,000 shares of common stock at a weighted average price of $12.35 per share, respectively, due to their antidilutive effect.

New Accounting Standard:

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In July 1999, the FASB issued SFAS No. 137 delaying the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000, with earlier adoption encouraged. The Company has not yet determined the effects SFAS No. 133 will have on its financial position or the results of its operations.

B. ACQUISITIONS

         During 1998, the Company acquired eleven restaurants from Country Harvest Buffet Restaurants, Inc. ("Country Harvest") for
$5,557,000.

         During 1999, the Company acquired six Granny's Buffet restaurants for $9.8 million and an 80% interest in Tahoe Joe's, Inc., an operator of two restaurants and the Tahoe Joe's Famous Steakhouse concept ("Tahoe Joe's"), for approximately $6.8 million, net of liabilities and cash acquired.

         In connection with the acquisitions, assets purchased, liabilities assumed, and cash consideration paid were as follows:


                                                                     Country           Granny's           Tahoe
                                                                     Harvest            Buffet            Joe's
                                                                     -------           --------           -----
Assets acquired:
     Cash.................................................                                               $  327
     Inventory............................................                               $   73              53
     Other current assets.................................                                   85              80
     Property and equipment...............................            $2,215              2,357           1,161
     Excess of purchase price
       over net assets acquired...........................             3,342              7,344           1,179
     Intellectual property................................                                                5,000
     Other assets.........................................                                                   35
Liabilities assumed:
     Accounts payable.....................................                                                  299
     Accrued expenses.....................................                                   26             178
                                                                      ------             ------          ------
                                                                       5,557              9,833           7,358
Minority interest.........................................                                                  260
                                                                      ------             ------          ------
Cash consideration paid...................................            $5,557             $9,833          $7,098
                                                                      ======             ======          ======

         These acquisitions have been accounted for using the purchase method of accounting, and the excess of purchase price over net assets acquired are being amortized over 15 years using the straight-line method. The consolidated statements of operations include the results of the acquired companies since their respective acquisition dates. The pro forma effect of these acquisitions on sales, operating income, and earnings per share were not significant.

C. IMPAIRMENT OF LONG-LIVED ASSETS

         The Company determines that an impairment write down is necessary for certain locations when there is a significant drop in average weekly sales, a corresponding trend of increasing operating losses and negative cash flows. The write downs represent a reduction of the carrying amounts of the impaired restaurants to their estimated fair value, as determined by using discounted estimated future cash flows. The cost of closing restaurants and write downs for impairment of assets in 1997, 1998, and 1999 was $1.5 million, $1.5 million, and $2.0 million, respectively. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

D.  DEBT

         The Company has a $50 million unsecured revolving line of credit which expires June 30, 2002. On July 1, 2002, providing no default or event of default has occurred and is continuing, the line of credit is convertible, at the Company's option, to a three year term loan, maturing on July 1, 2005. Among other things, pursuant to the agreement with the lender, the Company is required to maintain specified levels of net worth, is limited in net capital expenditures to $90 million in any fiscal year, is required to meet various financial performance criteria, and is restricted from declaring or paying cash dividends to shareholders without the lender's approval. As of and for the years ended December 31, 1997, December 30, 1998, and December 29, 1999, the Company had no borrowings under the line of credit. Quarterly, the Company is required to pay a commitment fee equal to 3/16 of 1% per annum on the unused base commitment amount of the revolving line of credit, $20 million, and 1/20 of 1% per annum on the unused reserve commitment amount, $30 million.

         In November 1995, HomeTown Buffet issued $41.5 million of 7.0% Convertible Subordinated Notes due on December 1, 2002. Interest is payable semi-annually on June 1 and December 1, commencing June 1, 1996. The notes are convertible into shares of the Company's common stock at a conversion price of $11.67, subject to adjustment under certain conditions, at any time until maturity. During 1998, $35,000 of notes were converted into 3,000 shares of common stock at the discretion of the debt holder. No notes were converted in 1999. The notes are subordinated in right of payment to all existing and future senior indebtedness, as defined in the Indenture relating thereto, as amended. The notes are currently redeemable in whole or in part, at the option of the Company.

         Letters of credit are issued by the Company during the ordinary course of business through a major domestic bank as required by certain insurance policies. As of December 29, 1999, the Company had outstanding letters of credit for $6.7 million.

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

Common Stock Repurchase:

         During 1998, the Company acquired 756,000 shares of common stock for $10,440,000. During 1999, the Company acquired and retired 3,570,000 shares of common stock for $36,641,000.

Issuance of Common Stock:

         During 1998, $35,000 of convertible subordinated notes were converted into 3,000 shares of common stock at the discretion of the debtholder. During 1999, no convertible subordinated notes were converted.

Stock Options:

         Under the Company's 1991, 1995 and 1999 Employee Stock Option Plans and 1997 Non-Employee Director Stock Option Plan (the "Director Plan") (the "Plans"), 5.5 million shares were reserved for future grants. Collectively, options outstanding under the Company's stock option plans: 1) are granted at prices equal to the market value of the stock on the date of the grant, 2) generally vest ratably over a five year vesting period or 50% vesting after three years and 25% vesting in years four and five, with the Director Plan vesting upon grant date, and 3) expire over a period not greater than ten years from the date of grant. Under the 1995 Stock Option Plan, 2.5 million shares were reserved for future grants. Under the 1999 Stock Option Plan, 400,000 shares were reserved for future grants to non-officer employees.

         A program for three executive officers provides the option to purchase an aggregate of 275,000 shares for $9.00 per share, the fair market value on the date awarded. The options vest one third if the fair market value as of the close of trading exceeds $12 per share for thirty consecutive calendar days, one third if the price exceeds $16 per share for thirty consecutive calendar days and one third if the price exceeds $20 per share for thirty consecutive calendar days. The program also provides that all options become exercisable in May 2006, to the extent they have not already vested as a consequence of meeting the share price criteria described above.

         A summary of the status of the Company's stock options is presented below (shares in thousands):

                                                  Fifty-Two Weeks                 Fifty-Two Weeks                Fifty-Two Weeks
                                                       Ended                          Ended                            Ended
                                                  December 31, 1997              December 30, 1998               December 29, 1999
                                                 ------------------              -----------------               -----------------
                                                              Wgtd Avg                       Wgtd Avg                      Wgtd Avg
                                                Shares       Exer Price        Shares       Exer Price         Shares     Exer Price
                                                ------       ----------        ------       ----------         ------     ----------
Outstanding at beginning
  of year...................................    4,339          $11.81          4,335          $10.11           4,776         $10.97
Granted.....................................    1,828            9.07          1,319           12.96           1,101          10.67
Exercised...................................     (211)           4.80           (403)           7.77             (93)          8.12
Canceled....................................   (1,621)          14.18           (475)          11.34            (481)         11.29
                                               ------                          -----                           -----
Outstanding at end of
  year......................................    4,335          $10.11          4,776          $10.97           5,303         $10.93
                                               ======          ======         ======          ======           =====         ======
Options exercisable at
  year end..................................    1,691          $10.15          1,923          $10.56           2,380         $10.78
                                               ======          ======         ======          ======           =====         ======
Options available for
  future grant..............................      364                            901                             502
                                               ======                         ======                           =====


         The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the plans. No compensation cost has been recognized for options issued under the plans when the exercise price of the options granted is at least equal to the fair value of the common stock on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1997, 1998, and 1999 consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings would have changed to the pro forma amounts indicated below:


                                                                          1997            1998            1999
                                                                          ----            ----            ----
Net earnings, as reported.........................................       $28,598          $39,351        $42,442
Net earnings, pro forma...........................................       $22,892          $32,594        $35,992

Basic earnings per common
  share, as reported.............................................           $.63             $.87           $.99
Basic earnings per common
  share, pro forma...............................................           $.51             $.72           $.84

Diluted earnings per common
  share, as reported.............................................           $.62             $.83           $.95
Diluted earnings per common
  share, pro forma...............................................           $.50             $.69           $.81

The fair value of each option grant is estimated on the grant date using the Black-Sholes option-pricing model with the following assumptions and results for the grants:

                                                                             1997            1998           1999
                                                                             ----            ----           ----
Dividend yield....................................................            None           None             None
Expected volatility...............................................           62.69%         61.18%           60.90%
Expected life of option...........................................              10             10               10
Risk free interest rate...........................................            6.57%          5.33%            5.81%
Fair value of options on grant date...............................           $6.58          $9.72            $8.03

The following table summarizes information about stock options outstanding at December 29, 1999 (shares in thousands):

                                             Options Outstanding                                 Options Exercisable
                            ------------------------------------------------------           ---------------------------
                                                  Wgtd Avg
  Range of                                        Remaining               Wgtd Avg                               Wgtd Avg
  Exercise                     Number            Contractual              Exercise              Number           Exercise
   Prices                   Outstanding         Life (Years)                Price            Exercisable          Price
-------------               -----------         ------------              --------           -----------         --------
$ 1.43-$ 7.38                       344                  3.95               $ 5.32               248            $ 4.52
  7.42-  9.00                       723                  6.08                 8.89               401              8.86
  9.06-  9.75                       602                  6.44                 9.50               347              9.48
 10.06- 10.50                       644                  8.68                10.26               120             10.45
 10.58- 10.81                       680                  8.16                10.78               136             10.68
 10.90- 11.56                       568                  7.71                11.20               177             11.17
 11.63- 12.63                       617                  7.49                12.04               245             12.03
 12.75- 13.81                       645                  4.55                13.20               463             13.07
 14.13- 24.25                       464                  6.54                15.79               227             15.88
 24.63- 24.63                        16                  4.20                24.63                16             24.63
                                  -----                                                        -----

$ 1.43-$24.63                     5,303                  6.75               $10.93             2,380            $10.78
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

         Equipment includes the following capital lease amounts:

                                                                  December 30,                 December 29,
                                                                     1998                         1999
                                                                  -----------                  ------------
Equipment..................................................         $9,402                       $5,361
Less accumulated amortization..............................          5,957                        4,097
                                                                    ------                       ------
                                                                    $3,445                       $1,264
                                                                    ======                       ======

         The following is a schedule of future minimum rental payments required under capitalized leases and noncancellable operating leases as of December 29, 1999 (in thousands):

                                                                    Capital                    Operating
                                                                    Leases                      Leases
                                                                  ----------                  -----------
2000....................................................             $709                      $ 41,447
2001....................................................                                         43,045
2002....................................................                                         42,689
2003....................................................                                         42,421
2004....................................................                                         40,661
Thereafter..............................................                                        233,598
                                                                     ----                      --------
Total minimum lease payments............................              709                      $443,861
                                                                                               ========
Less amount representing
  interest (at rates ranging
  from 9.14% to 11.80%).................................               23
                                                                     ----
Present value of net minimum
  capital lease - current...............................             $686
                                                                     ====

         Certain of these leases require additional rent based on a percentage of net sales and may require additional payments for real estate taxes and common area maintenance on the properties. Many of these leases also contain renewal options exercisable at the election of the Company.

         Rent expense was as follows (in thousands):

                                                    Fifty-Two               Fifty-Two              Fifty-Two
                                                   Weeks Ended             Weeks Ended            Weeks Ended
                                                   December 31,            December 30,           December 29,
                                                      1997                     1998                   1999
                                                   ----------              ------------           -----------
Minimum rents.............................           $34,609                 $36,508                $39,706
Percentage rents..........................             1,670                   2,048                  2,329
                                                     -------                 -------                -------
                                                     $36,279                 $38,556                $42,035
                                                     =======                 =======                =======

Contingencies:

         The Company is involved in various legal actions arising in the normal course of business. Management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

         The Company and seven of its present and former directors and executive officers have been named as defendants in a Corrected, Third Amended, Consolidated Class Action Complaint (the "Third Complaint") brought on behalf of a class of all purchasers of common stock of the Company from October 26, 1993 through October 25, 1994 (the "class period") in the United States District Court for the District of Minnesota. The Third Complaint alleges that the defendants made misrepresentations and omissions of material fact during the class period with respect to the Company's operations and restaurant development activities, as a result of which the price of the Company's stock allegedly was artificially inflated during the class period. The Third Complaint further alleges that certain defendants made sales of common stock of the Company during the class period while in possession of material undisclosed information about the Company's operations and restaurant development activities. Plaintiffs allege that the defendants' conduct violated the Securities Exchange Act of 1934 and seek damages of approximately $90 million and an award of attorneys' fees, costs and expenses.

         The defendants have answered the Third Complaint, denying all liability and raising various affirmative defenses. Discovery was substantially completed as of February 26, 1999. By Order entered on June 17, 1999, as amended by Order dated August 18, 1999, the District Court certified the proposed plaintiff class.

         Management of the Company continues to believe that the action is without merit and is vigorously defending it. On May 28, 1999, the defendants moved for summary judgment on all claims. Plaintiffs also moved for partial summary judgment against the Company and Mr. Hatlen for a portion of the class period. The District Court heard oral argument on the respective motions on December 10, 1999, but has not yet ruled on the motions.

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

G.   RETIREMENT PLAN

         The Company adopted a 401(k) plan beginning June 1, 1997 covering all employees with one year of service, age 21 or older, who worked at least 1,000 hours in the prior year. The Company's discretionary contributions to the plan are determined annually by the Board of Directors and are used to match a portion of employees' voluntary contributions. Participants are 100% vested in their own contributions immediately and in the Company's contributions 20% per year of service with the Company such that they are fully vested at the end of five years of service with the Company. The Company matched a portion of the employees' contributions totaling $340,000 for 1997 paid in 1998 and $730,000 for 1998 paid in 1999. The Company has accrued $750,000 for a 1999 matching contribution estimate to be paid in the first quarter of 2000.

H.   INCOME TAXES

         The provision for income taxes consists of the following (in thousands):

                                                      Fifty-Two               Fifty-Two                Fifty-Two
                                                     Weeks Ended             Weeks Ended              Weeks Ended
                                                     December 31,           December 30,             December 29,
                                                        1997                     1998                     1999
                                                     ------------           ------------             -------------
Federal:
  Current....................................          $12,436                 $ 8,400                 $24,436
  Deferred...................................            2,595                  11,010                  (2,928)
                                                       -------                 -------                 -------
                                                        15,031                  19,410                  21,508
State:
  Current....................................            2,219                   2,467                   3,677
  Deferred...................................              391                   1,533                    (476)
                                                       -------                 -------                 -------
                                                         2,610                   4,000                   3,201
Tax effect from early
  disposition of common
  stock......................................              269                     965                      91
                                                       -------                 -------                 -------
                                                       $17,910                 $24,375                 $24,800
                                                       =======                 =======                 =======

         Deferred income taxes are provided to record the income tax effect of temporary differences that occur when transactions are reported in one period for financial statement purposes and in another period for tax purposes. The tax effect of the temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):


                                                              December 30, 1998                     December 29, 1999
                                                         ---------------------------            ------------------------
                                                         Current           Long-Term            Current        Long-Term
                                                          Asset            Liability             Asset         Liability
                                                         -------           ---------            -------        ---------
Property and equipment..............................                         $31,624                            $29,995
Deferred rent.......................................     $ 6,203                                $ 6,794
Self-insurance reserve..............................       2,380                                  1,960
Accrued workers' compensation.......................       1,920                                  2,147
Accrued payroll and  related benefits...............         318                                  1,684
Accrued store closing costs.........................       2,390                                  1,697
Alternative minimum tax credit carryforward.........                            (500)                            (1,129)
Other...............................................          91                                    166
                                                         -------              ------            -------         -------
                                                         $13,302             $31,124            $14,448         $28,866
                                                         =======             =======            =======         =======

         The Company has alternative minimum tax credit carryforwards of $1,129,000 at December 29, 1999, which can be carried forward indefinitely. Future utilization of the carryforward depends on the profitability of HomeTown Buffet's operations.

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

         The following is a reconciliation of the expected ordinary federal income tax expense (at statutory rates) to the actual income tax provided (in thousands):

                                                                 Fifty-Two                Fifty-Two            Fifty-Two
                                                                Weeks Ended              Weeks Ended          Weeks Ended
                                                                December 31,             December 30,         December 29,
                                                                   1997                     1998                  1999
                                                                ----------               ----------           -----------
Expected ordinary federal
  income tax expense at 35%............................          $16,278                $22,304                $23,535
State income taxes, net of
  federal effect.......................................            1,697                  2,600                  2,081
Settlement of prior years'
  tax audit issues.....................................                                                           (700)
General business credits...............................             (137)                  (614)                  (597)
Other.................................................                72                     85                    481
                                                                 -------                -------                -------
                                                                 $17,910                $24,375                $24,800
                                                                 =======                =======                =======

I.  SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING
    ACTIVITIES

         During 1998, $35,000 of convertible subordinated notes were converted into 3,000 shares of common stock at the discretion of the debtholder.

J.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                            Year (52 Weeks) Ended December 29, 1999
                                                        ---------------------------------------------------------------------------
                                                          First                Second                 Third                Fourth
                                                         Quarter               Quarter               Quarter               Quarter
                                                        ---------            ----------            ----------            ----------
                                                                          (In thousands, except per share amounts)
Restaurant sales..................................       $277,838             $223,037              $222,720              $213,259
Restaurant profits................................         37,604               35,732                34,509                28,754
Earnings before income taxes......................         16,470               19,516                18,402                12,854
Net earnings .....................................       $ 10,210             $ 12,101              $ 11,377              $  8,754
                                                         ========             ========              ========              ========

Earnings per share:
 Basic............................................           $.23                 $.28                  $.27                  $.21
                                                         ========             ========             =========              ========
 Diluted..........................................           $.22                 $.27                  $.26                  $.20
                                                         ========             ========             =========              ========

Weighted average common shares assumed outstanding:
 Basic............................................         44,238               42,514                42,147                41,843
 Diluted..........................................         48,056               46,437                46,165                45,656

                                                                           Year (52 Weeks) Ended December 30, 1998
                                                        ----------------------------------------------------------------------------
                                                           First               Second                 Third                 Fourth
                                                          Quarter              Quarter               Quarter                Quarter
                                                        ---------            ----------             ---------             ----------
                                                                            (In thousands, except per share amounts)
Restaurant sales..................................       $256,829             $204,579              $207,128              $200,322
Restaurant profits................................         33,890               31,962                31,079                26,645
Earnings before income taxes......................         16,041               18,853                16,760                12,072
Net earnings .....................................       $  9,865             $ 11,594              $ 10,435              $  7,457
                                                         ========             ========              ========              ========

Earnings per share:
 Basic............................................           $.22                 $.25                  $.23                  $.17
                                                         ========             ========             =========              ========
 Diluted..........................................           $.21                 $.24                  $.22                  $.16
                                                         ========             ========             =========              ========

Weighted average common shares assumed outstanding:
 Basic............................................         45,399               45,567                45,393                45,006
 Diluted..........................................         49,572               50,506                49,987                48,890

                          INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors Buffets, Inc.

         We have audited the accompanying consolidated balance sheets of Buffets, Inc. and subsidiaries (the "Company") as of December 30, 1998 and December 29, 1999 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years (52 weeks) in the period ended December 29, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Buffets, Inc. and subsidiaries as of December 30, 1998 and December 29, 1999 and the results of their operations and their cash flows for each of the three years (52 weeks) in the period ended December 29, 1999 in conformity with generally accepted accounting principles.



/s/ Deloitte and Touche, LLP

Minneapolis, Minnesota
February 11, 2000

                                STOCK INFORMATION


MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

         The Company's common stock trades on The Nasdaq Stock Market under the symbol "BOCB." As of March 13, 2000, the approximate number of holders of the Company's common stock was 8,000 based upon the number of record holders and an estimate of individual participants in security position listings.
         The following table sets forth the range of high and low closing sale prices for the Company's common stock as reported on The Nasdaq Stock Market for the period from January 1, 1998 through December 31, 1999.

                                                                                        High                Low
                                                                                      --------            -------
Calendar 1998
  First Quarter..............................................................        $13   3/4           $ 8   1/2
  Second Quarter.............................................................         16 15/16            12   7/8
  Third Quarter..............................................................         15   3/4            10 13/16
  Fourth Quarter.............................................................         14                   9   3/4

Calendar 1999
  First Quarter..............................................................        $11   7/8           $ 8  1/16
  Second Quarter.............................................................         11   1/2             9 23/32
  Third Quarter..............................................................         11   7/8            10   3/8
  Fourth Quarter.............................................................         11   5/8             9   1/8

         The Company has not paid any cash dividends on its common stock and, pursuant to its credit agreement, is restricted from declaring or paying cash dividends without the approval of the Company's lender.


                                                       [BOCB/NASDAC LISTED LOGO]

                               CORPORATE DIRECTORY

-------------------------------------------------------------------------------------------------------------------
DIRECTORS                   Walter R. Barry, Jr.             Private investor
                            Marvin W. Goldstein              Private investor
                            Roe H. Hatlen                    Chairman of the Board and Chief Executive Officer of the
                                                             Company
                            Kerry A. Kramp                   President and Chief Operating Officer of the Company
                            Alan S. McDowell                 Private investor
                            C. Dennis Scott                  Vice Chairman of the Board
                            Michael T. Sweeney               President of Starbucks Coffee Company Ltd.
-------------------------------------------------------------------------------------------------------------------
EXECUTIVE                   Glenn D. Drasher                 Executive Vice President of Marketing
OFFICERS                    David Goronkin                   Executive Vice President of Operations
                            Clark C. Grant                   Senior Vice President of Finance and Treasurer
                            Roe H. Hatlen                    Chairman of the Board and Chief Executive Officer
                            Kerry A. Kramp                   President and Chief Operating Officer
                            H. Thomas Mitchell               Executive Vice President, Chief Administrative Officer,
                                                             General Counsel & Secretary
                            Jean C. Rostollan                Executive Vice President of Purchasing
                            C. Dennis Scott                  Vice Chairman of the Board
                            K. Michael Shrader               Executive Vice President of Human Resources and Training
                            Neal L. Wichard                  Senior Vice President of Real Estate
-------------------------------------------------------------------------------------------------------------------
OTHER                       David T. Crowley                 Vice President of Development & Construction
OFFICERS                    Brent P. DeMesquita              Vice President of Human Resource Planning
                                                             and Organizational Development
                            Brad J. McNaught                 Vice President of Real Estate
                            Marguerite C. Nesset             Vice President of Accounting and Controller
                            Kenneth W. Smith                 Vice President of Field Training
                            David A. Wagner                  Vice President of Information Systems
-------------------------------------------------------------------------------------------------------------------
COUNSEL                     Faegre & Benson LLP              Minneapolis, Minnesota
-------------------------------------------------------------------------------------------------------------------
REGISTRAR                   American Stock
                            Transfer Company                 New York, New York
-------------------------------------------------------------------------------------------------------------------
AUDITORS                    Deloitte & Touche LLP            Minneapolis, Minnesota
-------------------------------------------------------------------------------------------------------------------
TRANSFER                    American Stock
AGENT                       Transfer Company                 New York, New York
-------------------------------------------------------------------------------------------------------------------


ANNUAL MEETING

     The annual meeting of shareholders will be held Tuesday, May 9, 2000, starting at 9:00 a.m., Central Standard Time, at the Company's Corporate Headquarters, 1460 Buffet Way, Eagan, MN 55121


FORM 10-K

     A COPY OF THE COMPANY'S FORM 10-K REPORT FOR FISCAL 1999, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST TO CLARK C. GRANT, SENIOR VICE PRESIDENT OF FINANCE AND TREASURER, AT THE EXECUTIVE OFFICES.

EXECUTIVE OFFICES
Buffets, Inc.
1460 Buffet Way
Eagan, MN 55121
(651)994-8608

BUFFETS, INC. NEWS RELEASES

     As a service to our shareholders and prospective investors, copies of the Company's recent news releases can be found on the Internet at http://www.buffet.com



        Old Country Buffet(R) is a registered trademark of Buffets, Inc.
            HomeTown Buffet(R) and Granny's Buffet(R) are registered
                  trademarks licensed to HomeTown Buffet, Inc.
  Original Roadhouse Grill, Country Roadhouse Buffet & Grill, and Soup 'N Salad
                 Unlimited(sm) are Service Marks of Buffets,Inc.
           Tahoe Joe's Famous Steakhouse(R) is a registered trademark licensed to Tahoe Joe's, Inc.